As confidentially submitted to the Securities and Exchange Commission on November 12, 2019

This draft registration statement has not been filed publicly with the Securities and Exchange Commission,

and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FATHOM HOLDINGS INC.
(Exact name of registrant as specified in its charter)

North Carolina	6531	82-1518164
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

211 New Edition Court, Suite 211

Cary, North Carolina, 27511

888-455-6040

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Joshua Harley

Chief Executive Officer

211 New Edition Court, Suite 211

Cary, North Carolina, 27511

888-455-6040

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Donald R. Reynolds

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, no par value per share		Not applicable	$	$

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of common stock, the registrant calculates the proposed maximum aggregate offering price, by analogy to Rule 457(f)(2), based on the book value of its common stock, which will be calculated from its unaudited pro forma balance sheet as of June 30, 2019. Given that the registrant’s shares of common stock are not traded on an exchange or over-the-counter, the registrant did not use the market prices of its shares of common stock in accordance with Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated             , 2019

PRELIMINARY PROSPECTUS

FATHOM HOLDINGS INC.

SHARES OF COMMON STOCK

This prospectus relates to the registration of the resale of up to          of our shares of common stock, no par value (the “Shares”) by the selling shareholders identified in this prospectus (“Selling Shareholders”). Unlike an initial public offering, the resale of Shares by the Selling Shareholders is not being underwritten by any investment bank. The Selling Shareholders might, or might not, elect to sell the Shares covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the OTC Markets at prevailing market prices. If the Selling Shareholders choose to sell their Shares, we will not receive any proceeds from the sale of Shares.

No public market for our common stock currently exists. However, we sold shares of our common stock in unregistered private placements in 2018 and 2019. The sales prices per share for such private placements were $1.00. For more information, see “Market for Common Stock.” Our recent sales prices in private placements may have little or no relation to the public price of our common stock. Further, the public sale of our shares without listing on a national securities exchange and without underwriters is a novel method for commencing public trading in our common stock, and consequently, the trading volume and price of our common stock may be more volatile than if our common stock were initially listed on a national securities exchange in connection with an underwritten initial public offering.

The opening public price of our common stock on the OTC Markets will be determined by buy and sell orders collected from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our common stock in consultation with a financial advisor. For more information, see “Plan of Distribution.”

Our common stock is presently not traded on any national securities exchange, and we do not intend to apply to have our common stock listed on any national securities exchange. Instead, we plan to apply to have our common stock quoted on the OTC Markets under the symbol “[FTHM]”. The OTC Markets is a regulated quotation service that displays real-time quotes, last-sale prices and volume information for over-the-counter equity securities. Over-the-counter securities are traded by a community of market makers that enter quotes and trade through a sophisticated computer network.

There is no guarantee that a trading market for our common stock will develop and the purchasers in this offering may be receiving an illiquid security.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings, see “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Investing in the Shares involves risks, see “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______, 2019

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information, and neither we nor the Selling Shareholders take responsibility for any other information others may give you. We are not, and the Selling Shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as of the date of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: We have not, and the Selling Shareholders have not, done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this prospectus outside the United States.

Copies of some of the documents referred to herein have been filed as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under the heading “Where You Can Find More Information.”

Unless the context indicates otherwise, as used in this prospectus, the terms “Fathom,” “we,” “us,” “our,” “the Company,” “our Company” and “our business” refer to Fathom Holdings Inc. and its direct and indirect subsidiaries, after giving effect to our corporate reorganization. For more information, please refer to the corporate reorganization described under “Business—Our Structure.” Unless the context otherwise requires, references to “common stock” refer to our common stock, no par value.

i

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our securities, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 13, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning on page 30 and the consolidated financial statements and related notes thereto included in this prospectus.

Overview

Fathom Holdings Inc. was founded in 2010 as a cloud-based, technology-driven real estate brokerage company. Our low-overhead business model leverages our proprietary software platform for management of real estate brokerage back-office functions, without the cost of physical brick and mortar offices or of redundant personnel. As a result, we are able to offer our agents the ability to keep significantly more of their commissions compared to traditional real estate brokerage firms. We believe we offer our agents some of the best technology, training, and support available in the industry. We also offer our agents valuable benefits, including equity in our Company if they achieve revenue and growth goals, as well as what we believe is relatively broad and affordable healthcare coverage. We believe our commission structure, business model and our focus on treating our agents well attract more agents and higher-producing agents to join and stay with our Company.

Fathom’s commission model is designed to empower real estate agents to build a more profitable business by allowing them to keep a high percentage of their commission without sacrificing support, technology, or training. We believe that by simply joining Fathom, agents from traditional model brokerages can increase their income by 25% on average. More importantly, agents are able to take that increase and reinvest it into their marketing thereby increasing their number of transactions and revenue.

We believe Fathom’s commission model also allows agents to directly compete against discount brokerages and other disruptive new competitors. The flat transaction fee that we charge to our agents allows our agents to charge whatever commission they need to be highly competitive.

We recognize revenue primarily through the commissions that our agents charge their clients. From the gross commission revenue, we keep a flat transaction fee of $450 and the remainder is paid to the agent. This $450 transaction fee is charged for the agent’s first 12 sales per agent’s anniversary year and then $99 per sale for the rest of their anniversary year. For leases, we recognize revenue through lease commissions negotiated between our agents and landlords, and we retain $85 per transaction and the remainder is paid to the agent. Each year, every agent also pays a fee of $500 on their first sale (recognized in Cost of Revenue over the year), which helps cover our operating costs such as technology, errors and omissions insurance, training, and oversight.

In 2019, Fathom was ranked the #16 largest independent real estate brokerage firm and the #37 overall largest brokerage firm in the United States. These rankings were published by The Real Trends Five Hundred based on several criteria including transaction sides, sales volume, affiliation, top movers, core services, and others.

Our Strategy

Fathom’s goal is to be one of the leading 100% commission real estate brokerages in the United States while offering superior customer service, state of the art technology, and a great company culture. We have grown rapidly since inception, and plan to accelerate our growth through the following aspects of our vision:

•	offer full brokerage services via our technology-enabled, low-overhead business model;

•	attract and retain high-producing agents by offering high compensation per transaction and industry-leading benefits;

•	use our publicly traded stock to further incentivize agents;

•	continue to enhance and develop our proprietary software platform to facilitate our own business and potentially increase our revenue by licensing it to others; and

•	pursue further growth through potential acquisitions, including using our publicly traded stock as consideration.

Technology

We operate as a cloud-based real estate brokerage by utilizing our consumer-facing website, https://www.FathomRealty.com, and our internal proprietary technology, IntelliAgent®, to manage our brokerage operations. Through our website, we provide buyers, sellers, landlords, and tenants with access to all of the available properties for sale or lease on the multiple listing service, or MLS, in each of the markets in which we operate. We provide each of our agents their own personal website that they can modify to match their personal branding. Our website also gives consumers access to our network of professional real estate agents and vendors. Through a combination of our proprietary technology platform and third-party systems, we provide our agents with marketing, training, and other support services, as well as client and transaction management. Our technology, services, data, lead generation, and marketing tools are designed to allow our agents to leverage them to represent their real estate clients with best-in-class service.

Internally, we use our technology to provide agents with opportunities to increase their profitability, reduce risk, and develop professionally, while fostering a culture that values collaboration, strength of community, and commitment to serving the consumer’s best interests. We provide our agents with the systems, support, professional development and infrastructure designed to help them succeed in unpredictable, and often challenging, economic conditions. This includes delivering 24/7 access to collaborative tools and training for real estate agents.

Specifically, using advanced Internet-based software, we can improve compliance and oversight while providing, at no cost to our agents, technology tools and services to our agents and their customers, including:

•	A robust, mobile-friendly, customer-facing corporate website providing access to view all homes for sale and lease in the markets that we serve, with the ability to search and save favorite properties and receive alerts for new properties that fit their criteria;

•	A customizable, mobile-friendly, agent website with home search, lead capture, and blogging capabilities;

•	An advanced customer relationship management system, with visitor tracking, property alerts, and customer communication, all designed to help convert leads into customers;

•	Social media tools to enhance agent marketing and visibility;

•	Streamlined solicitation, collection, verification and posting of customer testimonials;

•	Single property websites for our agents’ listings;

•	A wide array of on-demand training modules for the professional development of agents at all levels of experience; and

•	Agent access to IntelliAgent®, which is described in more detail below.

Our proprietary IntelliAgent® real estate technology platform is designed to provide a suite of brokerage and agent level tools, technology, business processes, business intelligence and reporting, training, and marketing, along with a marketplace for add-on services and third-party technology. Our IntelliAgent rollout strategy began with the core technology needed by every real estate brokerage to manage their agents, their agents’ transactions, commission structures, payments, and compliance, as well as the ability to gain a better understanding as to what is happening in the business through business intelligence and robust reporting. Our technology roadmap for IntelliAgent includes brokerage and agent level websites, content creation and management, customer relationship management, email and social media marketing, agent reviews, goal setting, accountability, expense tracking, training platform, marketing repository, and APIs for integration with third-party tools. We intend for IntelliAgent to be more than just a technology platform for Fathom; we might someday use a simplified version of IntelliAgent as a platform to unify independent brokerages through a smarter broker network allowing them to effectively compete against larger regional and national brands. This should allow us to monetize a portion to our technology and generate revenue from small brokerages and agents who would not otherwise join Fathom. We believe that IntelliAgent also provides us with the platform needed to more fully integrate services companies that are, or become, part of the Fathom Holdings network. This deeper integration is designed to encourage a higher level of agent adoption of our various services companies and therefore create a better agent experience, customer experience, and generate higher revenues for Fathom Holdings.

Our Focus on Agents

We believe that agents deliver unique value to the specific customers they serve in different ways depending upon the knowledge, skills or niche of the agent and the needs and desires of the customers. We also believe that customers work with agents because of the agent’s skills and service individually and generally place greater weight on those individual skill sets, service levels and style than they do on the brokerage brand with which the agent is affiliated. Therefore, we focus to a great degree on serving our agents, so that we attract and retain the best in the industry.

Fee Structure

The lower overall cost of operating our business via the cloud has enabled us to offer our agents a 100% commission model. Consequently, this higher commission paid to our agents combined with our unique delivery of support services and the flexibility it provides for agents has facilitated our growth over the past several years. We also differentiate ourselves by not charging our agents royalties or franchise fees. A commission calculator on our website allows agents to determine how much money they could make if they join Fathom.

We believe we offer agents further opportunity to increase their overall revenue and income, because they can invest the additional income earned under our fee structure in incremental marketing.

Our Markets

Currently, our primary market is the United States. We currently operate in more than 75 cities or regions, which are located in the following 22 states or districts:

Arizona	Indiana	Oregon
Arkansas	Kentucky	South Carolina
California	Maryland	Tennessee
Colorado	Nevada	Texas
District of Columbia	New Jersey	Virginia
Florida	North Carolina	Washington
Georgia	Ohio
Illinois	Oklahoma

We target urban or suburban cities or regions with populations of at least 50,000, of which there are approximately 775 in the United States. We believe this provides us opportunity for continued growth. We have expanded rapidly since our inception nine years ago to over 75 cities or regions. As we continue to expand, we might also target smaller rural markets.

Risks Associated with Our Business

Investing in the Shares involves a number of risks, including the following:

•	If we do not remain an innovative leader in the real estate industry, we might not be able to grow our business and leverage our costs to achieve profitability.

•	We might not be able to effectively manage rapid growth in our business.

•	If we fail to grow in the various local markets that we serve or are unsuccessful in identifying and pursuing new business opportunities, our long-term prospects and profitability will be harmed.

•	Our value proposition for agents includes allowing them to keep more of their commissions than traditional companies do, and receive equity in our Company, which is not typical in the real estate industry. If agents do not understand our value proposition we might not be able to attract, retain, and incentivize agents.

•	We might not be able to attract and retain additional qualified agents and other personnel.

•	Our operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of consecutive quarters difficult.

•	If we fail to protect the privacy of the employees, independent contractors, or consumers personal information that our employees share with us, our reputation and business could be significantly harmed.

•	Our business could be adversely affected if we are unable to expand, maintain, and improve the systems and technologies that we rely on to operate.

•	Our business, financial condition and reputation may be substantially harmed by security breaches, interruptions, delays and failures in our systems and operations.

•	We face significant risk to our brand and revenue if we fail to maintain compliance with the law and regulations of federal, state, foreign, county governmental authorities, or private associations and governing boards.

•	Loss of our current executive officers or other key management could significantly harm our business.

•	Employee or agent litigation and unfavorable publicity could negatively affect our future business.

•	Failure to protect intellectual property rights could adversely affect our business.

•	Cybersecurity incidents could disrupt our business operations, result in the loss of critical and confidential information, adversely impact our reputation and harm our business.

•	We may evaluate potential vendors, suppliers and other business partners for acquisition in order to accelerate growth but might not succeed in identifying suitable candidates or may acquire businesses that negatively impact us.

•	Our future revenues and growth prospects could be adversely affected by our dependence on other contractors.

•	We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

•	Part of our technology is currently developed in foreign countries, including Brazil, which makes us subject to certain risks associated with foreign laws and regulations.

These and other risks are more fully described in the section entitled “Risk Factors” on page 13, which you should carefully read and consider before deciding to invest in the Shares. If any of these risks actually occur, our business, financial condition, results of operations, cash flows or reputation would likely be materially adversely affected. In such case, the trading price of the Shares would likely decline, and you could lose all or part of your investment.

Our Structure

Fathom Holdings Inc., which is a North Carolina corporation, was known as Fathom Ventures, Inc. prior to our filing of Articles of Amendment to our Articles of Incorporation on September 4, 2018 changing the name of the corporation and amending the number of authorized shares to 185,000,000 shares, no par value per share, all of one class designated common stock (85,000,000 of which were designated as Series A common stock and 100,000,000 of which were designated as Series B common stock).

Prior to the filing of this registration statement, we effected a corporate reorganization, whereby the former members of our direct, wholly-owned subsidiary, Fathom Realty Holdings LLC, a Texas limited liability company, contributed all of their ownership interests in Fathom Realty Holdings LLC to Fathom Holdings Inc. in exchange for shares of our stock. Prior to such contribution and exchange, the shareholders of Fathom Realty Group Inc., a Texas corporation, contributed all of their shares of stock in Fathom Realty Group Inc. to Fathom Realty Holdings LLC in exchange for additional ownership interests in Fathom Realty Holdings LLC. Fathom Realty Group Inc. is a wholly-owned subsidiary of Fathom Realty Holdings LLC. Additionally, the former members of our direct, wholly-owned subsidiary, IntelliAgent, LLC, a Texas limited liability company, contributed all of their ownership interests in IntelliAgent, LLC to Fathom Holdings Inc. in exchange for shares of our stock.

As part of the reorganization, we restated our Articles of Incorporation on September 11, 2018 such that (i) each share of Series A common stock outstanding as of immediately prior to the filing of the Restated Articles of Incorporation was cancelled and (ii) each two shares of Series B common stock outstanding as of immediately prior to the filing of the Restated Articles of Incorporation was converted and reclassified into one share of common stock. Pursuant to the Restated Articles of Incorporation, we also amended the number of authorized shares of the corporation to 100,000,000 shares, no par value, all of one class designated common stock. We refer to these steps as the “Exchange Transactions.” The Exchange Transactions have not affected our operations, which we have continued to conduct through our operating subsidiaries.

Corporate Information

We are a North Carolina corporation and were incorporated on May 5, 2017 as Fathom Ventures, Inc. On September 4, 2018, we changed our name to Fathom Holdings Inc. Our principal executive office is located at 211 New Edition Court, Suite 211, Cary, North Carolina, 27511. Our telephone number at our principal executive office is 888-455-6040. Our corporate website is https://www.fathomrealty.com. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We intend to take advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our filings with the Securities and Exchange Commission, or the SEC, and have taken advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. To the extent that we take advantage of these reduced reporting burdens, the information that we provide shareholders may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

THE OFFERING

Securities offered by us in this offering	We are not selling any Shares pursuant to this prospectus.

Securities being registered	shares of common stock held by the Selling Shareholders, including 41,895,987 shares owned by our management, including Chief Executive Officer Joshua Harley, President and Chief Financial Officer Marco Fregenal, and director Glenn Sampson. Messrs. Fregenal and Sampson intend to enter into Rule 10b5-1 trading plans for the sale of up to , and shares hereunder, respectively.

Public offering price	The opening public price of our common stock on the OTC Markets will be determined by buy and sell orders collected from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our common stock in consultation with a financial advisor. See “Plan of Distribution” beginning on page 71 of this prospectus.

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the Selling Shareholders.

Risk Factors	An investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus.

Dividend policy	We do not anticipate paying any dividends on the Shares in the foreseeable future; however, we may change this policy in the future. See “Dividend Policy” beginning on page 29 of this prospectus.

Proposed quotation symbol for our shares of common stock	“[FTHM]” on the OTC Markets. We currently do not intend to apply to list our securities on any national securities exchange.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the following selected financial data together with our financial statements and the related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the years ended December 31, 2017 and 2018 and the balance sheet data as of December 31, 2017 and 2018 from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the three and six months ended June 30, 2018 and 2019 and the balance sheet data as of June 30, 2019 have been derived from our unaudited interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future and the results for the three and six months ended June 30, 2019 are not necessarily indicative of the results to be expected for the full year ending December 31, 2019 or any other future period.

	Years ended December 31,		Six months ended June 30,
	2017	2018	2018 (Unaudited)	2019 (Unaudited)
Statement of Operations Data:
Revenue	$55,378,037	$77,305,562	$36,244,979	$45,927,039
Cost of revenue	51,902,836	73,436,660	33,723,461	42,879,197
Gross profit	3,475,201	3,868,902	2,521,518	3,047,842
General and administrative	3,502,850	5,130,920	2,138,937	5,371,326
Marketing	315,942	255,090	197,004	103,949
Total operating expenses	3,818,792	5,386,010	2,335,941	5,475,275
Loss (income) from operations	(343,591)	(1,517,108)	185,577	(2,427,433)
Other (expense), net
Interest (expense), net	(76,971)	(102,123)	(54,753)	(54,431)
Other expense	-	(16,819)	(187,000)	(34,117)
Other (expense), net	(76,971)	(118,942)	(241,753)	(88,548)
Loss from operations before income taxes	(420,562)	(1,636,050)	(56,176)	(2,515,981)
Income tax expense (benefit)	-	27,155	-	(7,980)
Net loss	(420,562)	(1,663,205)	(56,176)	(2,508,001)
Net loss per share
Basic and Diluted		$(0.04)		$(0.05)

Weighted average common shares outstanding
Basic and Diluted		38,955,107		45,805,669
Pro forma Net loss per share
Basic and Diluted	$(0.01)		$(0.00)
Pro forma Weighted average common shares outstanding
Basic and Diluted	32,455,711		36,267,887

	As of December 31,		As of June 30,
	2017	2018	2019 (Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$154,438	$1,008,538	$979,068
Working capital[1]	369,086	525, 791	(62,867)
Total assets	2,635,320	3,834,139	3,470,386
Loan payable, net of current portion	68,988	52,188	43,677
Note payable	400,000	500,000	500,000
Lease liability, net of current portion	-	-	139,974
Total stockholders' equity	180,933	232,042	144,835

1 We define working capital as current assets less current liabilities. See our financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future product research or development, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “goals,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	Our ability to remain an innovative leader in the real estate industry;

•	Whether or not we are able to effectively manage rapid growth in our business;

•	Our ability to grow in the various local markets that we serve;

•	Whether or not we are successful in identifying and pursuing new business opportunities;

•	Our value proposition for agents, including allowing them to keep more of their commissions than traditional companies do, and receive equity in our Company;

•	Our failure to make sure agents understand our value proposition so that we are able to attract, retain and incentivize agents;

•	Our ability to attract and retain additional qualified agents and other personnel;

•	The risks associated with making meaningful comparisons of successive quarters;

•	Our ability to protect the privacy of employees, independent contractors, or consumers or personal information that they share with us so that we do not harm our reputation and business;

•	Our failure to be able to expand, maintain and improve the systems and technologies upon which we rely on to operate;

•	Our failure to prevent security breaches, interruptions, delays and failures in our systems and operations;

•	If we fail to maintain compliance with the law and regulations of federal, state, foreign, county governmental authorities, or private associations and governing boards;

•	Our ability to remediate the material weaknesses identified in our internal controls over financial reporting;

•	The risks associated with the loss of our current executive officers or other key management;

•	The risks associated with employee or agent litigation and unfavorable publicity;

•	Our failure to protect intellectual property rights;

•	Our ability to prevent cybersecurity incidents that could disrupt our business operations, resulting in the loss of critical and confidential information;

•	Our ability to be able to evaluate potential vendors, suppliers and other business partners for acquisition in order to accelerate growth;

•	Our future revenues and growth prospects and our dependence on other contractors;

•	The risks associated with litigation filed by or against us, and adverse results therefrom;

•	Our ability to manage technology that currently developed in foreign countries, including Brazil, which makes us subject to certain risks associated with foreign laws and regulations; and

•	Other factors discussed elsewhere in this prospectus.

We might not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under “Risk Factors” on page 13 of this prospectus and the documents incorporated herein that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

You should read this prospectus and the documents that we have filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus. You also should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risk factors discussed in this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with the other information included in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before deciding to purchase the Shares. The occurrence of any of the following risks may materially and adversely affect our business, financial condition, results of operations, cash flows, reputation and future prospects. In this event, the market price the Shares could decline, and you could lose part or all of your investment.

Risks Related to Our Business

If we do not remain an innovative leader in the real estate industry, we might not be able to grow our business and leverage our costs to achieve profitability.

Innovation has been critical to our ability to compete for clients and real estate agents. If competitors follow our practices or develop more innovative practices, our ability to achieve profitability may diminish or erode. For example, certain other brokerages could develop or license cloud-based office platforms that are equal to or superior to ours. If we do not remain on the forefront of innovation, we might not be able to achieve or sustain profitability.

The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. The Company’s future success will depend in significant part on its ability to continually improve the performance, features and reliability of its technological developments in response to both evolving demands of the marketplace and competitive product offerings, and there can be no assurance that the Company will be successful in doing so.

We might not be able to effectively manage rapid growth in our business.

We might not be able to scale our business services and support quickly enough to meet the growing needs of our real estate agents. If we are not able to grow efficiently, our operating results could be harmed. As the Company adds new agents, we will need to devote additional financial and human resources to improving our internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, we will need to appropriately scale our internal business systems and our services organization, including support of our affiliated agents as our demographics expand over time. Any failure of, or delay in, these efforts could cause impaired system performance and reduced satisfaction from our agents. These issues could result in difficulty in both attracting and retaining agents. Even if we are able to upgrade our systems and expand our staff, such expansion may be expensive, complex, and place increasing demands on our management. We could also face inefficiencies or operational failures as a result of our efforts to scale our infrastructure and we might not be successful in maintaining adequate financial and operating systems and controls as we expand. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce revenue and our margins and adversely impact our financial results.

If we fail to grow in the various local markets that we serve or are unsuccessful in identifying and pursuing new business opportunities our long-term prospects and profitability will be harmed.

To capture and retain market share in the various local markets that we serve, we must compete successfully against other brokerages for agents and for the consumer relationships that they bring. Our competitors could lower the fees that they charge to agents or could raise the compensation structure for those agents. Our competitors may have access to greater financial resources than us, allowing them to undertake expensive local advertising or marketing efforts. In addition, our competitors may be able to leverage local relationships, referral sources, and strong local brand and name recognition that we have not established. Our competitors could, as a result, have greater leverage in attracting both new and established agents in the market and in generating business among local consumers. Our ability to grow in the local markets that we serve will depend on our ability to compete with these local brokerages.

We may implement changes to our business model and operations to improve revenues that cause a disproportionate increase in our expenses or reduce profit margins. For example, we may allocate resources to acquire lower margin brokerage models or develop a mortgage servicing division, a commercial real estate division, a title and escrow company or a continuing education division. These decisions could involve significant up-front costs that may only be recovered after lengthy periods of time. Any of these attempts to pursue new business opportunities could result in a disproportionate increase in our expenses and in reduced profit margins. In addition, any of these additional activities could expose us to additional compliance obligations and regulatory risks.

If we fail to continue to grow in the local markets we serve or if we fail to successfully identify and pursue new business opportunities, our long-term prospects, financial condition and results of operations may be harmed, and our stock price may decline.

Our value proposition for agents includes allowing them to keep more of their commissions than traditional companies do, and receive equity in our Company, which is not typical in the real estate industry. If agents do not understand our value proposition, we might not be able to attract, retain and incentivize agents.

Participation in our commission plan represents a key component of our agent and broker value proposition. Agents might not understand or appreciate its value. In addition, agents might not appreciate other components of our value proposition including the systems and tools that we provide to agents, and the professional development opportunities we create and deliver. If agents do not understand the elements of our agent value proposition, or do not perceive it to be more valuable than the models used by most competitors, we might not be able to attract, retain and incentivize new and existing agents to grow our revenues.

We might not be able to attract and retain additional qualified agents and other personnel.

To execute our business strategy, we must attract and retain highly qualified agents and other personnel. In particular, we compete with many other real estate brokerages for qualified agents who manage our operations in each state. We must also compete with technology companies for developers with high levels of experience in designing, developing and managing cloud-based software, as well as for skilled service and operations professionals, and we might not be successful in attracting and retaining the professionals we need. We might have difficulty in hiring and difficulty in retaining highly skilled personnel with appropriate qualifications. Many of the companies that we compete with for experienced personnel have greater resources than we do. In addition, in making decisions about where to work, in addition to cash compensation, people often consider the value of the stock options or other equity incentives they receive. If the price of our stock declines or experiences significant volatility, our ability to attract or retain personnel may be adversely affected. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

We have had a history of losses, and we might not be able to achieve or sustain profitability.

We experienced net losses of approximately $1.6 million for the year ended December 31, 2018. We cannot predict if we will achieve sustained profitability in the near future or at all. We expect to make significant future expenditures to develop and expand our business. In addition, once we are a public company, we will incur significant legal, accounting, and other expenses that we do not currently have as a private company. These expenditures make it harder for us to achieve and maintain future profitability. Our recent growth in revenue might not be sustainable, and we might not achieve sufficient revenue to achieve or maintain profitability. We could incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we might not be able to achieve or maintain profitability and we may incur significant losses for the foreseeable future.

Our operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

Seasons and weather traditionally impact the real estate industry. Spring and summer seasons historically reflect greater sales activity in comparison to fall and winter seasons. We have historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces our operating income, net income, operating margins and cash flow. Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets we serve can conceal the impact of seasonality.

Home sales in successive quarters can fluctuate widely due to a wide variety of seasonal factors, including holidays, and the school year calendar’s impact on timing of family relocations. Our revenue and operating margins each quarter will remain subject to seasonal fluctuations, that may make it difficult to compare or analyze our financial performance effectively across successive quarters.

If we fail to protect the privacy of employees, independent contractors, or consumers or personal information that they share with us, our reputation and business could be significantly harmed.

Tens of thousands of consumers, independent contractors, and employees have shared personal information with us during the normal course of our business processing residential real estate transactions. This includes, but is not limited to, social security numbers, annual income amounts and sources, consumer names, addresses, telephone and cell phone numbers, and email addresses.

The application, disclosure and safeguarding of this information is regulated by federal and state privacy laws. To comply with privacy laws, we invested resources and adopted a privacy policy outlining policies and procedures for the use of safeguarding personal information. This policy includes informing consumers, independent contractors and employees that we will not share their personal information with third parties without their consent unless required by law.

Privacy policies and compliance with federal and state privacy laws presents risk and we could incur legal liability for failing to maintain compliance. We might not become aware of all privacy laws, changes to privacy laws, or third- party privacy regulations governing the real estate business or be unable to comply with all of these regulations, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

Our policy and safeguards could be deemed insufficient if third parties with whom we have shared personal information fail to protect the privacy of that information. Our legal liability could include significant defense costs, settlement costs, damages and penalties, plus, damage our reputation with consumers, which could significantly damage our ability to attract and maintain customers. Any or all of these consequences would result in meaningful unfavorable impact on our brand, business model, revenue, expenses, income and margins.

Our business could be adversely affected if we are unable to expand, maintain and improve the systems and technologies upon which we rely on to operate.

As the number of agents in our Company grows, our success will depend on our ability to expand, maintain and improve the technology that supports our business operations, including, but not limited to, our cloud office platform. Loss of key personnel or the lack of adequate staffing with the requisite expertise and training could impede our efforts in this regard. If our systems and technologies lack capacity or quality sufficient to service agents and their clients, then the number of agents who wish to use our products could decrease, the level of client service and transaction volume afforded by our systems could suffer, and our costs could increase. In addition, if our systems, procedures or controls are not adequate to provide reliable, accurate and timely financial and other reporting, we might not be able to satisfy regulatory scrutiny or contractual obligations with third parties and may suffer a loss of reputation. Any of these events could negatively affect our financial position.

Cybersecurity incidents could disrupt our business operations, result in the loss of critical and confidential information, adversely impact our reputation and harm our business.

Cybersecurity threats and incidents directed at us could range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures aimed at disrupting business or gathering personal data of customers. In the ordinary course of our business, we collect and store sensitive data, including proprietary business information and personal information about our customers. Our business, and particularly our cloud-based platform, is reliant on the uninterrupted functioning of our information technology systems. The secure processing, maintenance, and transmission of information are critical to our operations, especially the processing and closing of real estate transactions. Although we employ measures designed to prevent, detect, address, and mitigate these threats (including access controls, data encryption, vulnerability assessments, and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including potentially sensitive personal information of our customers) and the disruption of business operations. Any such compromises to our security could cause harm to our reputation, which could cause customers to lose trust and confidence in us or could cause agents to stop working for us. In addition, we may incur significant costs for remediation that may include liability for stolen assets or information, repair of system damage, and compensation to customers and business partners. We may also be subject to legal claims, government investigation, and additional state and federal statutory requirements.

The potential consequences of a material cybersecurity incident include regulatory violations of applicable U.S. and international privacy and other laws, reputational damage, loss of market value, litigation with third parties (which could result in our exposure to material civil or criminal liability), diminution in the value of the services we provide to our customers, and increased cybersecurity protection and remediation costs (that may include liability for stolen assets or information), which in turn could have a material adverse effect on our competitiveness and results of operations.

Our business, financial condition and reputation may be substantially harmed by security breaches, interruptions, delays and failures in our systems and operations.

The performance and reliability of our systems and operations are critical to our reputation and ability to attract agents and teams of agents into our Company as well as our ability to service home buyers and sellers. Our systems and operations are vulnerable to security breaches, interruption or malfunction due to certain events beyond our control, including natural disasters, such as earthquakes, fire and flood, power loss, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. In addition, we rely on third-party vendors to provide the cloud office platform and to provide additional systems and related support. If we cannot continue to retain these services on acceptable terms, our access to these systems and services could be interrupted. Any security breach, interruption, delay or failure in our systems and operations could substantially reduce the transaction volume that can be processed with our systems, impair quality of service, increase costs, prompt litigation and other consumer claims, and damage our reputation, any of which could substantially harm our financial condition.

We face significant risk to our brand and revenue if we fail to maintain compliance with the law and regulations of federal, state, foreign, or county governmental authorities, or private associations and governing boards.

We operate in a heavily regulated industry with regulated labor classifications which present significant risk in general for each potential instance where we fail to maintain compliance.

Our agents can be classified as either employees or independent contractors, and we could potentially misclassify or fail to consistently achieve compliance. Classifications and compliance are subject to the Internal Revenue Service regulations and applicable state law guidelines and penalties.

Classifications, regulations and guidelines for agents are subject to judicial and agency interpretation as well as periodic changes. Changes, or any indication of changes, may adversely impact our workforce classifications, expenses, compensation, commission structure, roles and responsibilities and broker organization.

Beyond workforce regulations and classifications, there exist complex, heavily regulated federal, state and local authority laws, regulations and policies governing our real estate business.

In general, the laws, rules and regulations that apply to our business practices include, without limitation, the federal Real Estate Settlement Procedures Act, or RESPA, the federal Fair Housing Act, the Dodd-Frank Act, and federal advertising and other laws, as well as comparable state statutes; rules of trade organization such as NAR, local MLSs, and state and local AORs; licensing requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses. The U.S. Department of Justice has opened an anti-trust investigation of some of our biggest competitors, and they are defendants in related lawsuits that could negatively impact our industry.

Additionally, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains the Mortgage Reform and Anti-Predatory Lending Act, or the Mortgage Act, which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws. It also broadly prohibits unfair, deceptive or abusive acts and practices, and knowingly or recklessly providing substantial assistance to a covered person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

Maintaining legal compliance is challenging and increases our costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

We might not be aware of all the laws, rules and regulations that govern our business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in laws and regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

If we fail, or we have been alleged to have failed, to comply with any existing or future applicable laws, rules and regulations, we could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings. Our noncompliance could result in significant defense costs, settlement costs, damages and penalties.

Additionally, our business licenses could be suspended or revoked, our business practices enjoined, or we could be required to modify our business practices, which could materially impair, or even prevent, our ability to conduct all or any portion of our business. Any such events could also damage our reputation and impair our ability to attract and service home buyers, home sellers and agents, as well our ability to attract brokerages, teams of agents and individual agents to our Company, without increasing our costs.

Further, if we lose our ability to obtain and maintain all of the regulatory approvals and licenses necessary to conduct business as we currently operate, our ability to conduct business may be harmed. Lastly, any lobbying or related activities we undertake in response to mitigate liability of current or new regulations could substantially increase our operating expenses.

We identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until our annual report on Form 10-K for the fiscal year ending December 31, 2020. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission, or SEC, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years.

In connection with the audit of our financial statements for the year ended December 31, 2018, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

For the years ended December 31, 2017 and 2018, we did not effectively apply the Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO framework, due primarily to an insufficient complement of personnel possessing the appropriate accounting and financial reporting knowledge and experience to determine the appropriate accounting for non-recurring transactions and transactions requiring more complex accounting judgment.

In addition, we utilize a general ledger system that is not integrated with BackAgent, the system utilized to track our revenue transactions. Ineffective control activities related to the reconciliation of BackAgent to the general ledger system resulted in material adjustments to revenue for the years ended December 31, 2017 and 2018. Finally, the Company did not maintain effective logical access and program change controls over the third-party systems, including BackAgent and the general ledger system.

Although, management is working to remediate the material weakness by hiring additional qualified accounting and financial reporting personnel, and further evolving our accounting processes and systems, we cannot assure you that these measures will be sufficient to remediate the material weaknesses that has been identified or prevent future material weaknesses or significant deficiencies from occurring. Beginning in 2019, we implemented a new revenue tracking system and have enhanced the logical access and program change controls. We also continue to utilize an accounting and financial reporting advisory firm with significant experience with publicly held companies to assist our management in evaluating significant transactions and conclusions reached regarding technical accounting matters and financial reporting disclosures.

We may identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley, and we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. We cannot assure that our existing material weakness will be remediated or that additional material weaknesses will not exist or otherwise be discovered, any of which could adversely affect our reputation, financial condition and results of operations.

Loss of our current executive officers or other key management could significantly harm our business.

We depend on the industry experience and talent of our current executives, including our Founder and Chief Executive Officer Joshua Harley, and President and Chief Financial Officer Marco Fregenal. We also rely on individuals in key management positions within our operations, finance, and technology teams. We believe that our future results will depend, in part, upon our ability to retain and attract highly skilled and qualified management. The loss of our executive officers or any key personnel could have a material adverse effect on our operations because other officers might not have the experience and expertise to readily replace these individuals. To the extent that one or more of our top executives or other key management personnel depart from the Company, our operations and business prospects may be adversely affected. In addition, changes in executives and key personnel could be disruptive to our business. The Company does not have any key person insurance.

Employee or agent litigation and unfavorable publicity could negatively affect our future business.

Our employees or agents may, from time to time, bring lawsuits against us alleging injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims against companies generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced such lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any claims, our business could be negatively affected.

Failure to protect intellectual property rights could adversely affect our business.

Our intellectual property rights, including existing and future trademarks, trade secrets and copyrights, are important assets of the business. We have taken measures to protect our intellectual property, but these measures might not be sufficient or effective. We may bring lawsuits to protect against the potential infringement of our intellectual property rights and other companies, including our competitors, could make claims against us alleging our infringement of their intellectual property rights. There can be no assurance that we would prevail in such lawsuits. Any significant impairment of our intellectual property rights could harm our business.

We may evaluate potential vendors, suppliers and other business partners for acquisition in order to accelerate growth but might not succeed in identifying suitable candidates or may acquire businesses that negatively impact us.

As part of our growth strategy, we may evaluate the potential acquisition of businesses offering products or services that complement our services offerings. If we identify a business that we deem to be suitable for acquisition and complete an acquisition, our evaluation may prove faulty and the acquisition may prove unsuccessful. In addition, an acquisition may prove unsuccessful if we fail to effectively execute a post-acquisition integration strategy. We may be unable to successfully integrate the systems and personnel of the acquired businesses. An acquisition could negatively impact our culture or undermine its core values. Acquisitions could disrupt our existing operations or cause management to divert its focus from our core business. An acquisition could cause potentially dilutive issuances of equity securities, incurrence of debt, contingent liabilities or could cause us to assume or incur unknown or unforeseen liabilities. From time to time, we intend to evaluate other brokerages for acquisition in order to accelerate growth and might not succeed in identifying suitable candidates or we may acquire brokerages that negatively impact us.

Our future revenues and growth prospects could be adversely affected by our dependence on other contractors.

Our business is highly dependent on a few significant technology vendors. In the event we were to lose one of our significant vendor partners, our business could be adversely affected because we could be forced to move this technology to another vendor, which would take significant time away from our management running our core business. Our business, results of operations and financial condition could be materially adversely affected by the loss of one key relationship, as it would take a significant amount of time to replace this relationship with uncertain results.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

The real estate industry often involves litigation, ranging from individual lawsuits by unhappy buyers or sellers to large class actions and government investigations, like those some of our biggest competitors are currently facing for alleged anti-trust law violations. We often are involved in various lawsuits and legal proceedings that arise in the ordinary course of business.

We cannot predict with certainty the cost of our defense, the cost of prosecution, insurance coverage, or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards. Adverse results in such litigation and other proceedings may harm our business and financial condition. Such litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, commercial arrangements, negligence and fiduciary duty claims arising from our Company-owned brokerage operations, actions against our title company alleging it knew or should have known others were committing mortgage fraud, standard brokerage disputes like the failure to disclose hidden defects in a property such as mold, vicarious liability based upon conduct of individuals or entities outside of our control, including our agents, third-party service or product providers, antitrust claims, general fraud claims, employment law claims, including claims challenging the classification of our agents as independent contractors and compliance with wage and hour regulations, and claims alleging violations of RESPA or state consumer fraud statutes. In addition, class action lawsuits can often be particularly burdensome given the breadth of claims, large potential damages and significant costs of defense. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that is subject to third party patents or other third-party intellectual property rights. In addition, we may be required to enter into licensing agreements (if available on acceptable terms) and be required to pay royalties.

The real estate industry generates a lot of litigation, which could harm our business, reputation, operating results, and liquidity. The Company has general liability and an errors and omissions insurance policy to help protect the Company against claims of inadequate work or negligent action. However, this insurance might not continue to be available to us on commercially reasonable terms or at all, or a claim otherwise covered by our insurance may exceed our coverage limits, or a claim might not be covered at all. We may be subject to errors or omissions claims that could have an adverse effect on us. Moreover, defending a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management personnel.

Part of our technology is currently developed in foreign countries, including Brazil, which makes us subject to certain risks associated with foreign laws and regulations.

We currently develop portions of our technology in Brazil and could in the future conduct operations in foreign jurisdictions. Conducting business in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If we were to experience any of the difficulties listed above, or any other difficulties, any international development activities and our overall financial condition may suffer.

Risks Related to Our Industry

Our results are tied to the residential real estate market and we may be negatively impacted by downturns in this market and general global economic conditions.

The residential real estate market tends to be cyclical and typically is affected by changes in general macroeconomic conditions which are beyond our control. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, levels of unemployment, consumer confidence and the general condition of the U.S. and the global economy. The residential real estate market also depends upon the strength of financial institutions, which are sensitive to changes in the general macroeconomic and regulatory environment. Lack of available credit or lack of confidence in the financial sector could impact the residential real estate market, which in turn could materially and adversely affect our business, financial condition and results of operations.

For example, the U.S. residential real estate market has steadily improved in recent years after a significant and prolonged downturn, which began in the second half of 2005 and continued through 2011. However, we cannot predict whether the market will continue to improve. If the residential real estate market or the economy as a whole does not continue to improve, we may experience adverse effects on our business, financial condition and liquidity, including our ability to access capital and grow our business.

Any of the following could cause a decline in the housing or mortgage markets and have a material adverse effect on our business by causing periods of lower growth or a decline in the number of home sales or home prices which, in turn, could adversely affect our revenue and profitability:

•	an increase in the unemployment rate;

•	a decrease in the affordability of homes due to changes in interest rates, home prices, and rates of wage and job growth;

•	slow economic growth or recessionary conditions;

•	weak credit markets;

•	low consumer confidence in the economy or the residential real estate market;

•	instability of financial institutions;

•	legislative, tax or regulatory changes that would adversely impact the residential real estate or mortgage markets, including but not limited to potential reform relating to Fannie Mae, Freddie Mac and other government sponsored entities, or GSEs, that provide liquidity to the U.S. housing and mortgage markets;

•	increasing mortgage rates and down payment requirements or constraints on the availability of mortgage financing, including but not limited to the potential impact of various provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, or other legislation and regulations that may be promulgated thereunder relating to mortgage financing, including restrictions imposed on mortgage originators, as well as retention levels required to be maintained by sponsors to securitize certain mortgages;

•	excessive or insufficient home inventory levels on a regional level;

•	high levels of foreclosure activity, including but not limited to the release of homes already held for sale by financial institutions;

•	adverse changes in local or regional economic conditions;

•	the inability or unwillingness of homeowners to enter into home sale transactions due to negative equity in their existing homes;

•	demographic changes, such as a decrease in household formations; lower turnover in the housing market due to homeowners staying in the same home longer than in the past; slowing rate of immigration or population growth;

•	decrease in home ownership rates, declining demand for real estate and changing social attitudes toward home ownership;

•	changes in local, state and federal laws or regulations that affect residential real estate transactions or encourage ownership, including but not limited to changes in tax law in late 2017 that limit the deductibility of certain mortgage interest expense, the application of the alternative minimum tax, and real property taxes and employee relocation expense; or

•	acts of nature, such as hurricanes, earthquakes and other natural disasters that disrupt local or regional real estate markets and which may, in some circumstances lead us to waive certain fees in impacted areas.

A lack of financing for homebuyers in the U.S. residential real estate market at favorable rates and on favorable terms could have a material adverse effect on our financial performance and results of operations.

Our business is significantly impacted by the availability of financing at favorable rates or on favorable terms for homebuyers, which may be affected by government regulations and policies. Certain potential reforms such as the U.S. federal government’s conservatorship of Fannie Mae and Freddie Mac, proposals to reform the U.S. housing market, attempts to increase loan modifications for homeowners with negative equity, monetary policy of the U.S. government, increases in interest rates and the Dodd-Frank Act may adversely impact the housing industry, including homebuyers’ ability to finance and purchase homes.

The monetary policy of the U.S. government, and particularly the Federal Reserve Board, which regulates the supply of money and credit in the U.S., significantly affects the availability of financing at favorable rates and on favorable terms, which in turn affects the domestic real estate market. Policies of the Federal Reserve Board can affect interest rates available to potential homebuyers. Further, we are affected by any rising interest rate environment. Changes in the Federal Reserve Board’s policies, the interest rate environment and mortgage market are beyond our control, are difficult to predict, and could restrict the availability of financing on reasonable terms for homebuyers, which could have a material adverse effect on our business, results of operations and financial condition.  Since December 2015, the Federal Open Market Committee of the Federal Reserve Board has raised the target range for federal funds nine times, including three times in 2017 and four times in 2018, after leaving the federal funds interest rate near zero since late 2008. The pace of future increases in the federal funds rate is uncertain, although the Federal Open Market Committee has indicated it expects additional increases to occur. Historically, changes in the federal funds rate have led to changes in interest rates for other loans, but the extent of the impact on the future availability and price of mortgage financing cannot be predicted with certainty.

In addition, a reduction in government support for home financing, including the possible winding down of GSEs could further reduce the availability of financing for homebuyers in the U.S. residential real estate market. In connection with the U.S. federal government’s conservatorship of Fannie Mae and Freddie Mac, it provided billions of dollars of funding to these entities during the real estate downturn, in the form of preferred stock investments to backstop shortfalls in their capital requirements. No consensus has emerged in Congress concerning potential reforms relating to Fannie Mae and Freddie Mac, so we cannot predict either the short- or long-term effects of such regulation and its impact on homebuyers’ ability to finance and purchase homes.

Furthermore, many lenders significantly tightened their underwriting standards since the real estate downturn, and many subprime and other alternative mortgage products are no longer common in the marketplace. If these mortgage loans continue to be difficult to obtain, including in the jumbo mortgage markets, the ability and willingness of prospective buyers to finance home purchases or to sell their existing homes could be adversely affected, which would adversely affect our operating results.

The Dodd-Frank Act, which was passed to more closely regulate the financial services industry, created the Consumer Financial Protection Bureau (“CFPB”), an independent federal bureau, which enforces consumer protection laws, including various laws regulating mortgage finance. The Dodd-Frank Act also established new standards and practices for mortgage lending, including a requirement to determine a prospective borrower’s ability to repay a loan, removing incentives to originate higher cost mortgages, prohibiting prepayment penalties for non-qualified mortgages, prohibiting mandatory arbitration clauses, requiring additional disclosures to potential borrowers and restricting the fees that mortgage originators may collect. Rules implementing many of these changes protect creditors from certain liabilities for loans that meet the requirements for “qualified mortgages.” The rules place several restrictions on qualified mortgages, including caps on certain closing costs. These and other rules promulgated by the CFPB could have a significant impact on the availability of home mortgages and how mortgage agents and lenders transact business. In addition, the Dodd-Frank Act contained provisions that require GSEs, including Fannie Mae and Freddie Mac, to retain an interest in the credit risk arising from the assets they securitize. This may serve to reduce GSEs’ demand for mortgage loans, which could have a material adverse effect on the mortgage industry, and may reduce the availability of mortgages to certain borrowers.

While we are continuing to evaluate all aspects of legislation, regulations and policies affecting the domestic real estate market, we cannot predict whether or not such legislation, regulation and policies may increase down payment requirements, increase mortgage costs, or result in increased costs and potential litigation for housing market participants, any of which could have a material adverse effect on our financial condition and results of operations.

The occurrence of natural or man-made disasters could adversely affect our operations, results of operations and financial condition.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tsunamis, tornadoes, fires, explosions, pandemic disease and man-made disasters, including acts of terrorism and military actions, could adversely affect our operations, results of operations or financial condition, even if home values and buyers’ access to financing has not been affected.

Risks Related to Owning Our Common Stock

This offering differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering. This offering differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•	There are no underwriters. Consequently, prior to the opening of trading on the OTC Markets, there will be no book-building process and no price at which underwriters initially sell shares to the public to help inform efficient price discovery with respect to the opening trades on the OTC Markets. Therefore, buy and sell orders submitted prior to and at the opening of trading of the Shares on the OTC Markets will not have the benefit of being informed by a published price range or a price at which the underwriters initially sell shares to the public. Moreover, there will be no underwriters assuming risk in connection with the initial resale of the Shares. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of the Shares on the OTC Markets immediately after the offering. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares or underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our shares of common stock during the period immediately following the offering. See also “—The price of our common stock may fluctuate significantly.”

•	Although Messrs. Fregenal and Sampson intend to enter into Rule 10b5-1 plans to sell up to an aggregate of shares, we cannot predict the number of securities available for sale hereunder at any given price. Therefore, there can be no assurance that any Selling Shareholders or other existing shareholders will sell any or all of their shares of common stock and there may initially be a lack of supply of, or demand for, our common stock on the OTC Markets. Alternatively, we may have a large number of Selling Shareholders who choose to sell their Shares in the near-term resulting in oversupply of our shares of common stock, which could adversely impact the public price of the Shares once quoted on the OTC Markets.

•	None of the Selling Shareholders or other existing shareholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most of its other shareholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after the offering. Consequently, any of our shareholders, including our directors and officers who own shares of our common stock, and other significant shareholders, may sell any or all of their shares of common stock at any time (subject to any restrictions under applicable law), including immediately upon our quotation on the OTC Markets. If such sales occur at a significant volume, it may result in an oversupply of our shares of common stock in the market, which could adversely impact the public price of the Shares. See also “—None of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our shares of common stock in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our shares of common stock might otherwise attain and may dilute your voting power and your ownership interest in us.”

•	We will not conduct a traditional “roadshow” with underwriters to market the Shares to investors prior to the opening of trading on the OTC Markets. Instead, we are considering hosting an “investor day”, as well as engaging in other investor education meetings. In advance of any investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and make a version of the presentation publicly available, without restriction, on a website. There can be no guarantees that any investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there might not be efficient price discovery with respect to the Shares or sufficient demand among investors immediately after the offering, which could result in a more volatile public price of the Shares.

Such differences from an underwritten initial public offering could result in a volatile market price for the Shares and uncertain trading volume and may adversely affect your ability to sell the Shares.

The public price of our shares of common stock, upon quotation on the OTC Markets, may have little or no relationship to the historical sales prices of our shares of common stock in private placements.

Prior to quotation on the OTC Markets, there has been no public market for our shares of common stock. In the section titled “Market for Common Stock,” we have provided the historical sales prices of our common stock in private placements. However, this information may have little or no relation to broader market demand for our common stock and thus the initial public price of our shares of common stock on the OTC Markets once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our shares of common stock on the OTC Markets. For more information about how the initial listing price on the OTC Markets will be determined, see “Plan of Distribution.”

Because we are engaging in a direct registration, there is less certainty as to the price of our common stock.

As this offering is taking place via a somewhat unusual process that is not an underwritten initial public offering, there will be no book-building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the OTC Markets. Based on information provided by the OTC Markets, the opening public price of our shares of common stock on the OTC Markets will be determined by buy and sell orders collected by the OTC Markets from broker-dealers and the OTC Markets is where buy orders can be matched with sell orders at a single price. Based on such orders, the designated market maker (the “DMM”) will determine an opening price for our shares of common stock. For more information, see “Plan of Distribution.”

Prior to the opening trade, there will not be a price at which underwriters initially sold our common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the OTC Markets from various broker-dealers. Consequently, the public price of our shares of common stock may be more volatile than in an underwritten initial public offering and could, upon our quotation on the OTC Markets, decline significantly and rapidly.

Moreover, because of the nature of this offering process, individual investors may have a greater influence in setting the opening public price and subsequent public prices of our shares of common stock on the OTC Markets and may have a higher participation in the offering than is typical for an underwritten initial public offering. This could result in a public price of our shares of common stock that is higher than other investors (such as institutional investors) are willing to pay. This could cause volatility in the trading price of our shares of common stock and an unsustainable trading price if the price of our shares of common stock significantly rises upon quotation on the OTC Markets and institutional investors believe our shares of common stock are worth less than retail investors, in which case the price of our shares of common stock may decline over time. Further, if the public price of our shares of common stock is above the level that investors determine is reasonable for our shares of common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our shares of common stock.

The price of our common stock may fluctuate significantly.

The market price for our common stock could fluctuate significantly for various reasons, many of which are outside our control, including those described in this “Risk Factors” section, and the following:

•	our operating and financial performance and prospects;

•	future sales of substantial amounts of our common stock in the public market, including but not limited to shares we may issue from time to time as consideration for future acquisitions or investments;

•	housing and mortgage finance markets;

•	the incurrence of additional indebtedness or other adverse changes relating to our debt;

•	our quarterly or annual earnings or those of other companies in our industry;

•	future announcements concerning our business or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actual or potential changes in laws, regulations and regulatory interpretations, including as a result of the Tax Cuts and Jobs Act of 2017, or the 2017 Tax Act;

•	changes in interest rates;

•	changes in demographics relating to housing such as household formation;

•	changing consumer attitudes concerning home ownership;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	adverse resolution of new or pending litigation, arbitration or regulatory proceedings against us; and

•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to litigation, including class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Joshua Harley, our Chief Executive Officer and Executive Chairman of the Board, together with Marco Fregenal, our President and Chief Financial Officer, and Director, and Glenn Sampson, a significant shareholder and Board member, own a significant percentage of our stock, and as a result, they can take actions that may be adverse to the interests of the other shareholders and the trading price for our common stock may be depressed.

Joshua Harley, Marco Fregenal, and Glenn Sampson beneficially own approximately 50.86%, 15.25%, and 23.78% of our outstanding common stock, respectively, as of June 30, 2019. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling shareholders. The three shareholders voting together can significantly influence all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, acquisition, consolidation or sale of all or substantially all of our assets. In addition, due to his significant ownership stake and his service as our Executive Chairman of the Board and Chief Executive Officer, Mr. Harley controls the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to our other shareholders.

Because we can issue additional shares of common stock, our shareholders may experience dilution in the future.

We are authorized to issue up to 100,000,000 shares of common stock, of which approximately 46,607,620 shares were issued and outstanding as of June 30, 2019. Our board of directors (our “Board”) has the authority to cause us to issue additional shares of common stock without consent of any of our shareholders. Consequently, the shareholders may experience more dilution in their ownership of our stock in the future.

Our common stock is illiquid, and the price of our common stock may be negatively impacted by factors which are unrelated to our operations.

We expect the shares of our common stock will be listed for quotation on the OTC Markets operated by the OTC Markets Group. Trading through the OTC Markets is frequently thin and, as a result, the trading price of our stock will be highly volatile. There is no assurance that a sufficient market will develop in our stock, in which case it could be difficult for shareholders to sell their stock. The market price of our common stock will fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of our competitors, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Because we do not intend to pay any cash dividends on our shares of common stock in the near future, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of our Board, and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority, or FINRA, has adopted rules that require that in recommending an investment to a purchaser, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that purchaser. Prior to recommending speculative low-priced securities to their non-institutional purchaser, broker-dealers must make reasonable efforts to obtain information about the purchaser’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some potential investors. FINRA requirements make it more difficult for broker-dealers to recommend that their purchaser buy our common stock, which may limit an investor’s ability to buy and sell our stock and have an adverse effect on the market for our shares.

None of our shareholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Sales of substantial amounts of our shares of common stock in the public markets by our founders, affiliates, or non-affiliates, or the perception that such sales might occur, could reduce the price that our shares of common stock might otherwise attain and may dilute your voting power and ownership interest in us.

Sales of substantial amounts of our shares of common stock in the public market by our founders, affiliates, or non-affiliates following our quotation on the OTC Markets, or the perception that such sales could occur, could adversely affect the public price of our shares of common stock and may make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. We have 46,607,620 shares of common stock outstanding as of June 30, 2019, all of which will be “restricted securities” as that term is defined under Rule 144 of the Securities Act, of which, substantially all may be immediately sold by the Selling Shareholders pursuant to this prospectus. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for 90 days and assuming the availability of certain public information about us, (i) a non-affiliate who has beneficially owned shares for at least six months may rely on Rule 144 to sell their shares, and (ii) an affiliate who has beneficially owned shares for at least six months, including certain of the shares covered by this prospectus to the extent not sold hereunder, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following: (a) 1% of the number of shares then outstanding, and (b) the average weekly reported volume of trading of our shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

We also may issue securities convertible into our share capital from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the public price of our shares of common stock to decline.

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board of director members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and other applicable securities rules and regulations. Compliance with these rules and regulations, even as a “smaller reporting company,” will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more resources in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed.

We also expect that being a public company combined with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors also could make it more difficult for us to attract and retain qualified management and members of our Board, particularly to serve on our audit committee and compensation committee.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, operating results, and financial condition.

USE OF PROCEEDS

Selling Shareholders may, or may not, elect to sell their Shares covered by this prospectus. To the extent any Selling Shareholder chooses to sell their Shares covered by this prospectus, we will not receive any proceeds from any such sales of the Shares, see “Security Ownership of Certain Beneficial Owners and Management” and “Selling Shareholders.”

MARKET FOR COMMON STOCK

We plan to apply to have the Shares quoted on the OTC Markets. Prior to the initial quotation, no public market will have existed for the Shares. However, we have had recent sales of shares of our common stock in private placements. The table below shows the sales prices for our shares of common stock in private placements since the filing of Articles of Amendment to our Articles of Incorporation on September 4, 2018. This information may, however, have little or no relation to broader market demand for the Shares and thus the opening public price and subsequent public price of the Shares on the OTC Markets. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public price and subsequent public price of the Shares on the OTC Markets, see “Risk Factors — The public price of our shares of common stock, upon quotation on the OTC Markets, may have little or no relationship to the historical sales prices of our shares of common stock in private placements.”

	Per Share Sale Price ($)	Number of Shares of Common Stock Sold in the Period	Number of Shares of Common Stock Outstanding (Period End)
Annual

Year ended December 31, 2018 (since September 4, 2018)	1.00	1,710,000	44,488,311

Quarterly
Year ended December 31, 2018
Third Quarter (since September 4, 2018)	—	—	42,778,311
Fourth Quarter	1.00	1,710,000	44,488,311

Year ending December 31, 2019
First Quarter	$1.00	576,000	45,974,403
Second Quarter	—	—
Third Quarter	—	—
Fourth Quarter (until the date of this filing)	—	—

Holders

As of June 30, 2019, there are approximately 770 holders of our common stock.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date, and our Board intends to continue a policy of retaining earnings, if any, for use in our operations. We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. Any determination by our Board to pay dividends in the future to shareholders will be dependent upon our operational results, financial condition, capital requirements, business projections, general business conditions, statutory and regulatory restrictions and any other factors deemed appropriate by our Board.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our “Selected Consolidated Financial Data” and our consolidated and combined financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as our plans, estimates, and beliefs. Our actual results could differ materially from those forward-looking statements below. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed under “Risk Factors” included elsewhere in this prospectus.

Overview

Fathom Holdings Inc. (“Fathom Holdings,” and collectively with its combined and consolidated subsidiaries and affiliates, the “Company”) is a cloud-based, technology-driven real estate brokerage company, working with agents, to help individuals purchase and sell residential properties primarily in the South, Atlantic, Southwest and Western parts of the United States. The Company has operations located in multiple states nationwide. The Company operates as one operating and reporting segment.

Fathom Realty Holdings, LLC, a Texas limited liability company (“Fathom Realty”), is a wholly owned subsidiary of Fathom Holdings that was formed on April 11, 2011 and is headquartered in Cary, North Carolina. Fathom Realty, previously doing business as Fathom Holdings TX, LLC, owns 100% of 19 subsidiaries, each an LLC representing the state the entity operates in (e.g. Fathom Realty NJ, LLC).

Fathom Realty Group Inc. (“Fathom Group”), is an S-Corporation formed in Texas on April 14, 2011. Fathom Group functions in a manner similar to Fathom Realty subsidiaries (i.e. representing Fathom Holdings’ business interests in California).

Fathom Holdings Inc., which is a North Carolina corporation, was known as Fathom Ventures, Inc. (“Fathom Ventures”) prior to our filing of Articles of Amendment to our Articles of Incorporation on September 4, 2018 changing the name of the corporation and amending the number of authorized shares to 185,000,000 shares, no par value per share, all of one class designated common stock (85,000,000 of which were designated as Series A common stock and 100,000,000 of which were designated as Series B common stock).

Beginning in August 2018, we effected a corporate reorganization (“the Reorganization”), whereby the former members of our direct, wholly-owned subsidiary, Fathom Realty Holdings LLC contributed all of their ownership interests in Fathom Realty Holdings LLC to Fathom Holdings Inc. in exchange for shares of our stock at a ratio of 1 to 3.169907. Prior to such contribution and exchange, the shareholders of Fathom Group contributed all of their shares of stock in Fathom Group to Fathom Realty Holdings LLC in exchange for additional ownership interests in Fathom Realty Holdings LLC.

As part of the Reorganization, we restated our Articles of Incorporation on September 11, 2018 such that (i) each share of Series A common stock outstanding as of immediately prior to the filing of the Restated Articles of Incorporation was cancelled and (ii) each two shares of Series B common stock outstanding as of immediately prior to the filing of the Restated Articles of Incorporation was converted and reclassified into one share of common stock. Pursuant to the Restated Articles of Incorporation, we also amended the number of authorized shares of the corporation to 100,000,000 shares, no par value, all of one class designated common stock. We refer to these steps as the “Exchange Transactions.” The Exchange Transactions did not affect our operations, which we continue to conduct through our operating subsidiaries.

Prior to and through the date of the Exchange Transactions, Fathom Holdings’ Chief Executive Officer was the majority shareholder/member in each of Fathom Realty, Fathom Group and Fathom Ventures. Therefore, the Exchange Transactions have been accounted for as acquisitions under common control and due to the similar nature of the entities business, the financial statements for the year ended December 31, 2017, and the three months and six months ended June 30, 2018, have been presented on a combined basis.

Agents

Due to our low-overhead business model, which leverages our proprietary technology, we can offer our agents the ability to keep significantly more of their commissions compared to traditional real estate brokerage firms. We believe we offer our agents some of the best technology, training, and support available in the industry. We believe our business model and our focus on treating our agents well attract more agents and higher-producing agents.

The Company had the following number of agents as of:

	December 31, 2017	December 31, 2018	Change	June 30, 2018	June 30, 2019	Change
Agents	1,734	2,724	57%	2,004	3,275	63%

Components of Our Results of Operations

Revenue

We generate revenue primarily from commissions on completed real estate transactions.

We recognize commission-based revenue on the closing of a transaction, less the amount of any closing-cost reduction. Commission revenue is affected by the number of real estate transactions we close, the mix of transactions, home sale prices, and commission rates.

Agent Equity Ownership

Under its stock plans, the Company intends to offer an equity incentive program where all of its agents can receive, in lieu of cash commissions at the closing of sales transactions, Company common stock grants that vest in three years based on continued affiliation with the Company.

Effective January 1, 2019, agents can also receive stock grants when they refer an agent to join the Company and the agent closes their first sale after joining the Company. To date, no stock grants have been earned pursuant to this program.

Cost of Revenue

Cost of revenue consists primarily of agent commissions less fees paid to us by our agents. We expect cost of revenue to continue to rise in proportion to the increase in revenue.

Operating Expenses

General and Administrative

General and administrative expenses consist primarily of personnel costs, stock-based compensation, and fees for professional services. Professional services are principally comprised of external legal, audit, and tax services. In the short term, we expect general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and to meet the increased compliance requirements associated with our transition to, and operation as, a public company. However, in the long term, we anticipate general and administrative expenses as a percentage of revenue to decrease over time.

Marketing

Marketing expenses consist primarily of expenses for online and traditional advertising, as well as costs for marketing and promotional materials. Advertising costs are expensed as they are incurred. We expect marketing expenses to increase in absolute dollars as we expand advertising programs and we anticipate marketing expenses as a percentage of revenue to decrease over time.

Income Taxes

From inception until the completion of the Exchange Transactions, we did not record any U.S. federal or state income tax benefits for the net losses we had incurred because our legal entities were pass-through tax entities. Subsequent to the Exchange Transactions, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred due to our uncertainty of realizing a benefit from those items. As of June 30, 2019, and December 31, 2018, the Company had federal net operating loss carryforwards of $4,665,419 and $2,135,093 and state net operating loss carryforwards of $2,156,177 and $941,411, respectively. Losses will begin to expire, if not utilized, by 2032. Utilization of the net operating loss carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986 as amended, and similar state law provisions.

Results of Operations

Comparison of the Three Months Ended June 30, 2018 and 2019

Revenue

	Three months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
Revenue	$23,134,041	$27,778,270	$4,644,229	20%

For the three months ended June 30, 2019, revenue increased by $4.6 million or 20%, as compared with the three months ended June 30, 2018. This was primarily due to an increase in transaction volume, from about 3,737 transactions for the quarter ended June 30, 2018 to about 4,867 transactions for the quarter ended June 30, 2019, and an increase in revenue per transaction primarily due to rising home prices. Our transaction volume increased primarily due to the growth in the number of agents contracted with us.

Cost of Revenue

	Three months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
Cost of revenue	$22,075,604	$26,013,137	$3,937,533	18%

For the three months ended June 30, 2019, cost of revenue increased by $3.9 million, or 18%, as compared with the three months ended June 30, 2018. Cost of revenue mainly includes costs related to agent commissions net of transaction fees paid to us by our agents. These costs are generally correlated with recognized revenues. As such, the increase in cost of revenue, compared to the prior year was primarily attributable to a higher amount of revenues and an increase in agent commissions paid. The increase in cost of revenue as a percentage of revenue resulted primarily from an increase in the number of completed transactions compared to the same period in the prior year, and an increase in district directors’ commissions. District Directors are our local managing brokers in each market we operate.

Operating Expenses

	Three months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
General and administrative	$913,996	$2,745,861	$1,831,865	200%
Marketing	$77,067	$46,186	$(30,881)	-40%
Total operating expenses	$991,063	$2,792,047	$1,800,984	182%

For the three months ended June 30, 2019, general and administrative expenses increased by approximately $1.8 million, or 200%, as compared with the three months ended June 30, 2018. The increase was mainly attributable to a $0.6 million increase in stock compensation expense, a $0.6 million increase in payroll salaries, largely the result of increases in personnel to support the continued growth of our business, and a $0.3 million increase in professional fees incurred, as we prepared to become a public company.

For the three months ended June 30, 2019, marketing expenses decreased by $30,881, or 40%, as compared with the three months ended June 30, 2018. The decrease was primarily attributable to a $29,444 decrease in direct advertising costs.

Comparison of the Six Months Ended June 30, 2018 and 2019

Revenue

	Six months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
Revenue	$36,244,979	$45,927,039	$9,682,060	27%

For the six months ended June 30, 2019, revenue increased by $9.7 million or 27%, as compared with the six months ended June 30, 2018. This was primarily due to an increase in transaction volume, from about 6,203 transactions for the six-month ended June 30, 2018 to about 7,956 transactions for the six-month ended June 30, 2019, and an increase in revenue per transaction primarily due to rising home prices. Our transaction volume increased primarily due to the growth in the number of agents contracted with us.

Cost of Revenue

	Six months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
Cost of revenue	$33,723,461	$42,879,197	$9,155,736	27%

For the six months ended June 30, 2019, cost of revenue increased by $9.7 million, or 27%, as compared with the six months ended June 30, 2018. Cost of revenue mainly includes costs related to agent commissions net of transaction fees paid to us by our agents. These costs are generally correlated with recognized revenues. As such, the increase in cost of revenue, compared to the prior year was primarily attributable to a higher amount of revenues and an increase in agent commissions paid. The increase in cost of revenue as a percentage of revenue resulted primarily from an increase in the number of completed transactions compared to the same period in the prior year, and an increase in district directors’ commissions. District Directors are our local managing brokers in each market we operate.

Operating Expenses

	Six months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
General and administrative	$2,138,937	$5,371,326	$3,232,389	151%
Marketing	$197,004	$103,949	$(93,055)	-47%
Total operating expenses	$2,335,941	$5,475,275	$3,139,334	134%

For the six months ended June 30, 2019, general and administrative expenses increased by approximately $3.2 million, or 151%, as compared with the six months ended June 30, 2018. The increase was mainly attributable to a $1.4 million increase in stock compensation expense, a $1.2 million increase in payroll salaries, largely the result of increases in personnel to support the continued growth of our business, and a $0.5 million increase in professional fees incurred, as we prepared to become a public company.

For the six months ended June 30, 2019, marketing expenses decreased by $93,055, or 47%, as compared with the six months ended June 30, 2018. The decrease was attributable to a $57,572 decrease in direct advertising costs, and a $35,483 decrease in general marketing expenses.

Comparison of the Years Ended December 31, 2017 and 2018

Revenue

	Years ended December 31,		Change
	2017	2018	Dollars	Percentage
Revenue	$55,378,037	$77,305,562	$21,927,525	40%

For the year ended December 31, 2018, revenue increased by $21.9 million, or 40%, as compared with the year ended December 31, 2017. This was primarily due to an increase in transaction volume, from about 9,350 transactions for 2018 to about 13,000 transactions for 2019, and an increase of revenue per transaction, primarily due to higher home prices. Our transaction volume increased primarily due to the growth in the number of agents contracted with us.

Cost of Revenue

	Years ended December 31,		Change
	2017	2018	Dollars	Percentage
Cost of revenue	$51,902,836	$73,436,660	$21,533,824	41%

In the year ended December 31, 2018, cost of revenue increased by $21.5 million, or 41%, as compared with the year ended December 31, 2017. Cost of revenue mainly includes costs related to agent commissions net of transaction fees paid by our agents. These costs are generally correlated with recognized revenues. As such, the increase in cost of revenue, compared to the prior year, was primarily attributable to a higher amount of revenues and an increase in agent commissions paid.

Operating Expenses

	Years ended December 31,		Change
	2017	2018	Dollars	Percentage
General and administrative	$3,502,850	$5,130,920	$1,628,070	46%
Marketing	315,942	255,090	(60,852)	-19%
Total operating expenses	$3,818,792	$5,386,010	$1,567,218	41%

In the year ended December 31, 2018, general and administrative expenses increased by approximately $1.6 million, or 46%, as compared with the year ended December 31, 2017. The increase was attributable to $0.7 million increase in fees incurred for outside services, a $0.3 million increase in payroll salaries, largely the result of increases in personnel to support the continued growth of our business as we prepared to become a public company, a $0.2 million increase in recruiting commissions and bonuses, and a $0.2 million increase in professional fees incurred. The Company also granted restricted stock awards during the year ended December 31, 2018, and recorded stock compensation expense of $0.3 million. There were no such grants in the year ended December 31, 2017.

In the year ended December 31, 2018, marketing expenses decreased by $60,852, or 19%, as compared with the year ended December 31, 2017. The decrease was primarily attributable to a $106,130 decrease in direct advertising costs, partially offset by a $45,278 increase in general marketing expenses.

Liquidity and Capital Resources

Capital Resources

			Change
	December 31, 2018	June 30, 2019 (Unaudited)	Dollars	Percentage
Current assets	$3,575,700	$2,868,703	$(706,997)	-20%
Current liabilities	$3,049,909	$2,931,570	$(118,339)	-4%
Net working capital	$525,791	$(62,867)	$(588,658)	-112%

To date, our principal sources of liquidity have been the net proceeds we received through private sales of our common stock, as well proceeds from loans. As of June 30, 2019, we had a working capital deficit of $62,867, which represents a decrease of $588,658 compared to the year ended December 31, 2018. We believe our current capital resources will be adequate to operate our business for at least the next twelve months. However, we may choose to raise additional capital through debt or equity financings, which might not be available on favorable terms or at all and could hinder our business and dilute our existing shareholders.

Cash Flows

Comparison of the Six Months Ended June 30, 2018 and 2019

	Six months ended June 30, (Unaudited)		Change
	2018	2019	Dollars	Percentage
Net cash used in operating activities	$(34,295)	$(460,855)	$(426,560)	-1,244%
Net cash used in investing activities	(55,118)	(136,251)	(81,133)	-147%
Net cash provided by financing activities	91,780	567,636	475,856	518%

Cash Flows from Operating Activities

Net cash used in operating activities for the six months ended June 30, 2019 consisted of a net loss of $2.5 million, offset by $1.6 million of share-based compensation expense. Changes in assets and liabilities were primarily driven by a $0.2 million decrease in accounts payable and accrued liabilities due primarily to the timing of payments, partially offset by a $0.4 million decrease in accounts receivable due primarily to an increase in the number of real estate transactions completed.

Net cash used in operating activities for the six months ended June 30, 2018 consisted of a net loss of $56,176, offset by bad debt expense of $0.1 million and share-based compensation expense of $0.2 million. Changes in assets and liabilities were primarily driven by a $1.2 million decrease in accounts payable and accrued liabilities, due primarily to the timing of payments, partially offset by a $1.0 million decrease in accounts receivable due to fewer transactions completed at the end of the quarter in which the payment was collected after the quarter end.

Cash Flows from Investing Activities

Net cash used in investing activities for the six months ended June 30, 2019 consisted of purchases of software as well as computers and equipment.

Net cash used in investing activities for the six months ended June 30, 2018 consisted of purchases of capitalized software as well as computers and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2019 consisted of $0.6 million of proceeds from issuance of common stock and principal payments to the Company on an outstanding loan made by it.

Net cash provided by financing activities for the six months ended June 30, 2018 consisted of $0.1 million of proceeds from related party notes, partially offset by principal payments by the Company on an outstanding loan made to it.

Comparison of the Years Ended December 31, 2017 and 2018

	Years ended December 31,		Change
	2017	2018	Dollars	Percentage
Net cash used in operating activities	$(342,631)	$(689,173)	$(346,542)	101%
Net cash used in investing activities	(7,405)	(180,217)	(172,812)	2,334%
Net cash provided by financing activities	183,775	1,723,490	1,539,715	838%

Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2018 consisted of a net loss of $1.6 million, offset by non-cash charges of $0.4 million including $0.3 million of share-based compensation expense. Changes in assets and liabilities were primarily driven by a $0.9 million increase in accounts payable and accrued liabilities, due primarily to the timing of payments, partially offset by a $0.2 million increase in accounts receivable due to fewer transactions completed at the end of the quarter in which the payment was collected after the quarter end.

Net cash used in operating activities for the year ended December 31, 2017 consisted of a net loss of $0.4 million, offset by non-cash charges for of depreciation and amortization expense and bad debt expense. Changes in assets and liabilities were primarily driven by a $0.7 million increase in accounts payable and accrued liabilities, due primarily to the timing of payments, partially offset by a $0.6 million increase in accounts receivable due to fewer transactions completed at the end of the quarter in which the payment was collected after the quarter end.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 primarily consisted of $0.2 million in purchases of capitalized software and purchases of computers and equipment.

Net cash used in investing activities for the year ended December 31, 2017 consisted of purchases of computers and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 consisted of $1.7 million of proceeds from issuance of common stock and $0.1 million from proceeds from notes, partially offset by the purchase of Fathom Realty membership interest for $0.1 million and the principal payments by the Company on an outstanding loan made to it.

Net cash provided by financing activities for the year ended December 31, 2017 consisted of $0.4 million of proceeds from notes, partially offset by $0.2 million of payments on those notes and principal payments by the Company on an outstanding loan made to it.

Critical Accounting Policies

Discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities, revenue, and expenses at the date of the financial statements. Generally, we base our estimates on historical experience and on various other assumptions in accordance with GAAP that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies and estimates include those related to revenue recognition and stock-based compensation.

Consideration of Going Concern

The Company has a history of negative cash flows from operations and operating losses, and experienced net losses of approximately $1.6 million and $421 thousand in the years ended December 31, 2018 and 2017.  Additionally, the Company anticipates further expenditures associated with the process of expanding the business.  Combined with the Company’s levels of working capital, management determined these conditions raised substantial doubt as to the Company’s ability to continue as a going concern.  Management believes that its planned budget and expected ability to achieve sales volumes necessary to cover forecasted expenses alleviates the substantial doubt about our ability to continue as a going concern for a period of at least one year from the date of the issuance of the combined and consolidated financial statements.

Revenue Recognition

We apply the provisions of FASB Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), and all related appropriate guidance. We recognize revenue under the core principle to depict the transfer of control to the Company’s customers in an amount reflecting the consideration the Company expects to be entitled. In order to achieve that core principle, we apply the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when a performance obligation is satisfied.

The Company’s revenue consists of commissions charged to individual customers (i.e. the seller or buyer of a residential property) on each real estate transaction completed, net of any closing-cost reduction. The Company is contractually obligated to provide for the fulfillment of transfers of real estate between buyers and sellers. The Company provides these services itself and controls the services of its agents necessary to legally transfer the real estate. Correspondingly, the Company is defined as the Principal. The Company, as Principal, satisfies its obligation upon the closing of a real estate transaction. As Principal, and upon satisfaction of its obligation, the Company recognizes revenue in the gross amount of consideration to which is expects to be entitled to receive. The transaction price is calculated by taking the agreed upon commission rate and applying that to the home's selling price. Commissions revenue contains a single performance obligation that is satisfied upon the closing of a real estate transaction, at which point the entire transaction price is earned. The Company is not entitled to any commission until the performance obligation is satisfied and is not owed any commission for unsuccessful transactions, even if services have been provided.

Share-based Compensation

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, over the requisite service period, which is generally the vesting period of the respective award.

Valuation of Common Stock

During the six months ended June 30, 2019 and the latter half of the year ended December 31, 2018, the Company valued restricted stock awards granted using the price for which the sales of common stock was sold to third parties. In order to determine the fair value of the Company’s common stock for restricted stock awards granted during the quarter ended June 30,2018, we considered, among other things, contemporaneous valuations of the Company’s common stock, our business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or sale, given prevailing market conditions; the lack of marketability of our common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the combined financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. We will establish a valuation allowance for deferred tax assets if it is more likely than not that these items will expire before either the Company is able to realize their benefit or that future deductibility is uncertain.

We believe that it is currently more likely than not that its deferred tax assets will not be realized and as such, we have recorded a full valuation allowance for these assets. We evaluate the likelihood of the ability to realize deferred tax assets in future periods on a quarterly basis, and when appropriate evidence indicates it would release its valuation allowance accordingly. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and accumulated deficit, the Company provided a full valuation allowance against its tax assets resulting from the tax losses and credits carried forward.

Recent Accounting Standards

For information on recent accounting standards, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, from the requirements of (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of this registration statement, (b) in which we have total annual gross revenues of at least $1.07 billion, or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

LETTER FROM THE FOUNDER

While the rest of this prospectus details what we do, I believe the why and how are just as important as the what, if not more important. I hope to do that for you here.

When I entered the real estate industry, I saw a gap widening between the commission split a traditional brokerage charged their agent on each sale and the value that agent received compared to what that agent could now get on their own in this new technology driven era. I recognized that there was a real value to being a member of a large brokerage but I did not and do not believe that value is worth 50%, 30%, or even 20% of the agent’s commission.

At the time, I saw an emerging commission model that had potential. It offered the industry’s best splits but gave agents very little or nothing in return. I saw an opportunity to marry the best of both worlds and bridge the gap between the high service, high fee brokerages and the low service, low fee brokerages.

My goal when creating Fathom was to build a brand that provided all the support, technology, tools, and training that an agent would otherwise get from a large traditional brokerage but at a small flat-fee per transaction. In other words, we strive to provide Fathom agents with the greatest value in the industry.

The term that has been given to companies like Fathom with this commission model is, “100% commission.” Meaning, the agent keeps 100% of their commission minus a flat transaction fee. This model, when managed properly, allows agents to provide the highest level of service to their clients without sacrificing anything.

Over the years, I have been recognized by major industry analysts as a leader in real estate. I was recognized on the Swanepoel Power 200 list as one of the most influential people in real estate in 2019, as a Trendsetter in 2018 by the same Swanepoel Power 200, and a Game Changer in 2019 by Real Trends. I have been recognized as the Top Large Company Leader in Dallas-Fort Worth in 2018 by the Dallas Morning News Top 100 Places to Work, across all industries, and Fathom was ranked as the #1 Top Place to Work. In just 8 years, Fathom grew to become the #16 largest independent brokerage and #37 largest brokerage overall, according to the Real Trends 500 report. As far as I am able to find, Fathom is the only real estate brokerage to ever earn a spot on the Inc. 500, four years in a row.

I am very proud of Fathom, but it is not about me. I did not build Fathom alone. I surrounded myself with people who are smarter and wiser than me and with one strong shared vision, we built Fathom together. Fathom has a team of incredible and diverse leaders who I am proud to serve beside.

There’s an age-old saying that we subscribe to. It says, “Whoever wants to be great must first become a servant to all.” It speaks of servant leadership long before it was ever a catchphrase. I believe this is one of the most powerful concepts in business once one fully understands why it matters and how it works.

At Fathom we believe that as a real estate agent, the more you truly serve your clients and place their needs first, the more willing those clients are to refer their friends and family to you. The same holds true in Fathom at the corporate level. Many real estate brokerages push their local managers to focus on recruiting. While I recognize recruiting is vital to continued growth and increased market penetration, I believe there is a better way and we have proven that over the years. Our tremendous growth speaks for itself.

At Fathom, we ask our local managers to focus first on serving our agents and helping them grow their business. By changing the focus, two important things happen. First, by helping each agent increase his or her productivity, Fathom closes more transactions, generates more revenue, and attracts more agents. Second, by truly placing our agents’ needs first, they become advocates for Fathom and want to share Fathom with other agents they meet. Why does that matter? Simply because a large team of happy agents can recruit far more new agents than one manager can recruit alone. Now, multiply that across hundreds of markets and you have an army of evangelists.

I truly believe that Fathom is the next evolution of the real estate brokerage. With Fathom’s commission model, real estate agents are able to build a more profitable business by allowing them to keep the highest percentage of their commission possible without sacrificing support, technology, or training. We believe that by simply joining Fathom, agents from traditional model brokerages can increase their income by over 25% on average. More importantly, agents are able to take that increase in income and reinvest it into their marketing, which, if successful, thereby further increases their income, sometimes by 100%.

We also believe that in a down market, Fathom can really shine. Generally speaking, like in most businesses, there are only two ways to make more money in real estate: increase revenue or decrease expenses. In a slowing housing market, it is difficult to increase revenue when agents are fighting over a piece of a smaller pie. The only option is to outspend other agents to get more listings, or to decrease expenses. Fathom makes both options possible. Thanks to Fathom’s low flat transaction fee, agents have more money available per sale, allowing them to outspend their competition while netting the same amount of money or even more as compared to another agent with a traditional brokerage. In addition, a realtor’s brokerage split is usually their biggest expense. With Fathom’s low flat transaction fee, even if the housing market declines by 20%, most real estate agents can net as much income as they did the year before when they were with their previous traditional model brokerage. In other words, they may close 20% fewer homes but could earn the same income as before, or more.

Another reason why Fathom’s commission model makes sense is because it allows agents to directly compete against discount brokerages (companies who charge a discounted commission or flat fee to their clients). While Fathom is not a discount brokerage, our flat transaction fee allows our agents to charge whatever commission they need to in order to be highly competitive. Many traditional brokerages do not allow their agents to discount fees because it directly affects their revenue, while Fathom’s flat fee is not affected. We believe that traditional brokerages will continue to be squeezed by new disruptors and continue to lose agents, while Fathom is able to directly compete without losing net revenue.

As a U.S. Marine Corps veteran, I am driven to win, and I surround myself with leaders who share that same passion and discipline. We welcome criticism and use it to become better. We value people from all walks of life and embrace their ideas. With the right people and the right passion, we truly believe that our business model will redefine the real estate industry.

Josh Harley
Founder | Chairman | CEO

BUSINESS

Overview

Fathom Holdings Inc. was founded in 2010 as a cloud-based, technology-driven real estate brokerage company. Our low-overhead business model leverages our proprietary software platform for management of real estate brokerage back-office functions, without the cost of physical brick and mortar offices or of redundant personnel. As a result, we are able to offer our agents the ability to keep significantly more of their commissions compared to traditional real estate brokerage firms. We believe we offer our agents some of the best technology, training, and support available in the industry. We also offer our agents valuable benefits, including equity in our Company if they achieve revenue and growth goals, as well as what we believe is relatively broad and affordable healthcare coverage. We believe our commission structure, business model and our focus on treating our agents well attract more agents and higher producing agents to join and stay with our Company.

Fathom’s commission model is designed to empower real estate agents to build a more profitable business by allowing them to keep a high percentage of their commission without sacrificing support, technology, or training. We believe that by simply joining Fathom, agents from traditional model brokerages can increase their income by 25% on average. More importantly, agents are able to take that increase and reinvest it into their marketing thereby increasing their number of transactions and revenue.

Generally speaking, there are only two ways to make more money in real estate: increase revenue or decrease expenses. In a slowing housing market, it’s difficult to increase revenue when agents are fighting over a piece of a smaller pie. Fathom’s low flat transaction fee provides agents money to outspend their competition on marketing while netting the same amount of money as an agent at a traditional brokerage. With Fathom’s low flat transaction fee, even during a decline in the housing market where home sales decline by 20%, we believe most real estate agents can net as much income as they did the year before at a traditional brokerage. In other words, they may close 20% fewer homes but could earn the same income as before.

Traditional brokerage companies retain between 20% and 50% in commission splits with their brokers. Below is an example of a traditional brokerage company’s commission model assuming a 30% split, versus Fathom’s commission model. This is an example of potential commission savings, and results similar to the example below are not guaranteed.

We believe Fathom’s commission model also allows agents to directly compete against discount brokerages and other disruptive new competitors. The flat transaction fee that we charge to our agents allows our agents to charge whatever commission they need to be highly competitive.

We recognize revenue primarily through the commissions that our agents charge their clients. From the gross commission revenue, we keep a flat transaction fee of $450 and the remainder is paid to the agent. This $450 transaction fee is charged for the agent’s first 12 sales per agent’s anniversary year and then $99 per sale for the rest of their anniversary year. For leases, we recognize revenue through lease commissions negotiated between our agents and landlords, and we retain $85 per transaction and the remainder is paid to the agent. Each year, every agent also pays a fee of $500 on their first sale (recognized in Cost of Revenue over the year), which helps cover our operating costs such as technology, errors and omissions insurance, training, and oversight.

In just nine years since we launched Fathom, we have grown rapidly with operations in 22 states or districts. We achieved gross revenue of approximately $78 million in 2018 in sales volume of real estate transactions of over $3 billion. As of December 31, 2018, we had approximately 2,724 agents working for us, having recruited over 100 new agents in each of the previous nine months. We have been named to the Inc. 500 list of fastest growing businesses in the United States each year from 2014 through 2017.

In 2019, Fathom was ranked the #16 largest independent real estate brokerage firm and the #37 overall largest brokerage firm in the United States. These rankings were published by The Real Trends Five Hundred based on several criteria including transaction sides, sales volume, affiliation, top movers, core services, and others.

Industry Background

We primarily operate in the U.S. residential real estate industry, which is approximately a $2 trillion industry based on 2018 transaction volume (i.e. average home sale price times number of new and existing home sale transactions). Our agents also opportunistically engage in commercial real estate transactions. We derive substantially all of our revenues from serving buyers and sellers of existing homes. According to the National Association of Realtors, or NAR, existing home sales represent approximately 89% of the overall market by number of transactions.

The U.S. residential real estate industry has a long history of growth over time, despite periodical downturns. The following information is based on data published by NAR. This data includes the significant and lengthy downturn from the second half of 2005 through 2011, and in that time frame, the number of annual U.S. existing home sale transactions declined by approximately 38%. Beginning in 2012, the U.S. residential real estate industry began its recovery, and the number of annual U.S. existing home sale units improved by 26%.

However, we believe that many traditional real estate brokerage companies have business models and practices that hinder their growth and profitability. They often have numerous physical offices throughout the territories they cover, with the associated personnel overhead costs, and have been slow to adopt cost-saving technology in an increasingly price-sensitive and competitive environment. In addition, residential real estate brokerage companies typically realize revenues in the form of a commission that is based on a percentage of the price of each home sold. As a result, while the traditional real estate brokerage companies generally benefit from rising home prices and increasing home sale transactions, they can be seriously adversely impacted by falling home prices.

Industry Trends

We believe the following trends have impacted the U.S. real estate market and that their impact will continue to accelerate:

•	according to NAR, 44% of homebuyers start their search for a home using the Internet, illustrating the importance of technology to the industry;

•	nevertheless, according to NAR, 87% of home buyers and 89% of home sellers still used an agent or broker in 2017, for various reasons, including the relative size, importance and infrequency of a home sale for any individual;

•	the complexity of the home sale process continues to require the best personal service possible, while technology can make the process and business more efficient;

•	downturns are inevitable, favoring companies with lower cost business models that also pay agents higher commissions; and

•	demographics would indicate continued long-term growth, with household growth expected to average about 1.36 million annually from 2015–2025 and about 1.15 million annually from 2025–2035, according to the 2017 State of the Nation’s Housing Report compiled by the Harvard Joint Center for Housing Studies.

Our Strategy

Fathom’s goal is to be one of the leading 100% commission real estate brokerages in the United States while offering superior customer service, state of the art technology, and a great company culture. We have grown rapidly since inception, and plan to accelerate our growth through the following aspects of our vision:

•	offer full brokerage services via our technology-enabled, low-overhead business model;

•	attract and retain high-producing agents by offering high compensation per transaction and industry-leading benefits;

•	use our publicly traded stock to further incentivize agents;

•	continue to enhance and develop our proprietary software platform to facilitate our own business and potentially increase our revenue by licensing it to others; and

•	pursue further growth through potential acquisitions, including using our publicly traded stock as consideration.

Technology

We operate as a cloud-based real estate brokerage by utilizing our consumer-facing website, https://www.FathomRealty.com, and our internal proprietary technology, IntelliAgent®, to manage our brokerage operations. Through our website, we provide buyers, sellers, landlords, and tenants with access to all of the available properties for sale or lease on the multiple listing service, or MLS, in each of the markets in which we operate. We provide each of our agents their own personal website that they can modify to match their personal branding. Our website also gives consumers access to our network of professional real estate agents and vendors. Through a combination of our proprietary technology platform and third-party systems, we provide our agents with marketing, training, and other support services, as well as client and transaction management. Our technology, services, data, lead generation, and marketing tools are designed to allow our agents to leverage them to represent their real estate clients with best-in-class service.

Internally, we use our technology to provide agents with opportunities to increase their profitability, reduce risk, and develop professionally, while fostering a culture that values collaboration, strength of community, and commitment to serving the consumer’s best interests. We provide our agents with the systems, support, professional development and infrastructure designed to help them succeed in unpredictable, and often challenging, economic conditions. This includes delivering 24/7 access to collaborative tools and training for real estate agents.

Specifically, using advanced Internet-based software, we can improve compliance and oversight while providing, at no cost to our agents, technology tools and services to our agents and their customers, including:

•	A robust, mobile-friendly, customer-facing corporate website providing access to view all homes for sale and lease in the markets that we serve, with the ability to search and save favorite properties and receive alerts for new properties that fit their criteria;

•	A customizable, mobile-friendly, agent website with home search, lead capture, and blogging capabilities;

•	An advanced customer relationship management system, with visitor tracking, property alerts, and customer communication, all designed to help convert leads into customers;

•	Social media tools to enhance agent marketing and visibility;

•	Streamlined solicitation, collection, verification and posting of customer testimonials;

•	Single property websites for our agents’ listings;

•	A wide array of on-demand training modules for the professional development of agents at all levels of experience; and

•	Agent access to IntelliAgent®, which is described in more detail below.

Our proprietary IntelliAgent® real estate technology platform is designed to provide a suite of brokerage and agent level tools, technology, business processes, business intelligence and reporting, training, and marketing, along with a marketplace for add-on services and third-party technology. Our IntelliAgent rollout strategy began with the core technology needed by every real estate brokerage to manage its agents, its agents’ transactions, commission structures, payments, and compliance, as well as the ability to gain a better understanding as to what is happening in the business through business intelligence and robust reporting. Our technology roadmap for IntelliAgent includes brokerage and agent level websites, content creation and management, customer relationship management, email and social media marketing, agent reviews, goal setting, accountability, expense tracking, training platform, marketing repository, and APIs for integration with third-party tools. We intend for IntelliAgent to be more than just a technology platform for Fathom; we might someday use a simplified version of IntelliAgent as a platform to unify independent brokerages through a smarter broker network allowing them to effectively compete against larger regional and national brands. This should allow us to monetize a portion to our technology and generate revenue from small brokerages and agents who would not otherwise join Fathom. We believe that IntelliAgent also provides us with the platform needed to more fully integrate services companies that are, or become, part of the Fathom Holdings network. This deeper integration is designed to encourage a higher level of agent adoption of our various services companies and therefore create a better agent experience, customer experience, and generate higher revenues for Fathom Holdings.

Our Focus on Agents

We believe that agents deliver unique value to the specific customers they serve in different ways depending upon the knowledge, skills or niche of the agent and the needs and desires of the customers. We also believe that customers work with agents because of the agent’s skills and service individually and generally place greater weight on those individual skill sets, service levels and style than they do on the brokerage brand with which the agent is affiliated. Therefore, we focus to a great degree on serving our agents, so that we attract and retain the best in the industry.

In a recent study by NAR, only 3% of home buyers choose their agent because of the brand they are with. We believe, home buyers and sellers choose the agent because of their individual marketing prowess, professionalism, and personality. To capitalize on this, we focus on helping our agents improve professionally and increase their financial ability to invest in their personal marketing, and therefore capture a greater percentage of customers.

Fee Structure

The lower overall cost of operating our business via the cloud has enabled us to offer our agents a 100% commission model. Consequently, this higher commission paid to our agents combined with our unique delivery of support services and the flexibility it provides for agents has facilitated our growth over the past several years. We also differentiate ourselves by not charging our agents royalties or franchise fees. A commission calculator on our website allows agents to determine how much money they could make if they join Fathom.

We believe we offer agents further opportunity to increase their overall revenue and income, because they can invest the additional income earned under our fee structure in incremental marketing.

Our Markets

Currently, our primary market is the United States. We currently operate in a total of more than 75 cities or regions, which are located in the following 22 states or districts:

Arizona	Illinois	Ohio
Arkansas	Indiana	Oklahoma
California	Kentucky	Oregon
Colorado	Maryland	South Carolina
District of Columbia	Nevada	Tennessee
Florida	New Jersey	Texas
Georgia	North Carolina	Virginia
Washington

We target urban or suburban cities or regions with populations of at least 50,000, of which there are approximately 775 in the United States. We believe this provides us opportunity for continued growth. We have expanded rapidly since our inception nine years ago to over 75 cities or regions. As we continue to expand, we might also plan to target smaller rural markets.

Competition

The residential real estate brokerage industry is highly competitive with low barriers to entry for new participants. We believe that recruitment and retention of independent sales agents and independent sales agent teams are critical to the business and financial results of a brokerage. Competition for independent sales agents in our industry is high and has intensified particularly for the more productive independent sales agents.  Competition for independent sales agents is generally subject to numerous factors, including remuneration and benefits, other expenses borne by independent sales agents, leads or business opportunities generated for the independent sales agent from the brokerage, independent sales agents’ perception of the value of the broker’s brand affiliation, marketing and advertising efforts by the brokerage or franchisor, technology, continuing professional education, and other services provided by the brokerage or franchisor.

Our Company competes with three major categories of competitors:

•	national independent real estate brokerages, franchisees of national and regional real estate franchisors, regional independent real estate brokerages, and discount and limited service brokerages;

•	companies that employ technologies intended to disrupt the traditional brokerage model or eliminate agents from, or minimize the role they play in, the home sale transaction, such as through the reduction of brokerage commissions; and

•	other non-traditional models that operate outside of the brokerage industry, such as companies that leverage capital to purchase homes directly from sellers.

Many of our competitors are much larger than us, with more capital to fund growth and survive downturns, and greater brand awareness. Some of our competitors are also increasingly well-funded, which strengthens their competitive position and ability to offer aggressive compensation arrangements to top-performing sales agents. Moreover, a growing number of companies are competing in non-traditional ways for a portion of the gross commission income generated by home sale transactions. For example, listing aggregators and other web-based real estate service providers not only compete with our business by establishing relationships with independent sales agents and/or buyers and sellers of homes, they also increasingly charge brokerages and independent sales agents for advertising on their sites.

Our ability to successfully compete is important to our prospects for growth. Our ability to compete may be affected by the recruitment, retention and performance of independent sales agents, the location of offices and target markets, the services provided to independent sales agents, the fees charged to independent sales agents, the number and nature of competing offices in the vicinity, affiliation with a recognized brand name, community reputation, technology and other factors. Our success may also be affected by national, regional and local economic conditions.

Intellectual Property

We have a registered trademark in the United States for the names and logos of “Fathom Realty” and “IntelliAgent” in real estate and associated industries. We also own the rights to the domain names FathomRealty.com, FathomCareers.com and IntelliAgent.com.

We have developed and own the IntelliAgent software. We also license third-party software and other proprietary technology upon which we depend. While we currently depend on our relationship with these vendors to provide our services in the short-term, we believe other alternatives are available in the longer term, should they be needed, to license or develop replacement technology.

If necessary, we will aggressively assert our rights under trade secret, unfair competition, trademark and copyright laws to protect our intellectual property. We protect these rights through trademark law, the maintenance of trade secrets, the development of trade dress, and, where appropriate, litigation against those who are, in our opinion, infringing these rights.

While there can be no assurance that we will be able to protect our proprietary rights and information, we intend to assert our intellectual property rights against any infringement. While an assertion of our rights could result in a substantial cost and diversion of management effort, we believe the protection and defense against infringement of our intellectual property rights are essential to our business. There is also risk that someone else will claim that we are violating their intellectual property rights, which could cost money and time to defend, even if successful.

Seasonality of Business

Seasons and weather traditionally impact the real estate industry. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. The latter periods also tend to see greater agent attrition. We have historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces our operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listing activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets we serve can conceal the impact of poor weather and/or seasonality.

Home sales in successive quarters can fluctuate widely due to a wide variety of factors, including holidays, national or international emergencies, the school year calendar’s impact on timing of family relocations, interest rate changes, speculation of pending interest rate changes and the overall macroeconomic market. Our revenue and operating margins each quarter will remain subject to seasonal fluctuations, poor weather and natural disasters and macroeconomic market changes that may make it difficult to compare or analyze our financial performance effectively across successive quarters.

Furthermore, the residential real estate market and the real estate industry in general is often cyclical, characterized by protracted periods of depressed home values, lower buyer demand, inflated rates of foreclosure and often changing regulatory or underwriting standards applicable to mortgages. The best example of this was the significant downturn in the U.S. residential real estate market between 2005 and 2011. Such depressed real estate cycles are often followed by extended periods of higher buyer demand, lower available real estate supply and increasing home values. While we believe we are well-positioned to compete during a downturn, our business is affected by these cycles in the residential real estate market, which can make it difficult to compare or analyze our financial performance effectively across successive periods.

Government Regulation

We serve the residential real estate industry which is regulated by federal, state and local authorities as well as private associations or state sponsored associations or organizations. We are required to comply with federal, state, and local laws, as well as private governing bodies’ regulations, which, when combined, results in a highly-regulated industry.

We are also subject to federal and state regulations relating to employment, contractor, and compensation practices. Except for our employed state agents, all agents in our brokerage operations have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, we are subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation.

Real Estate Regulation - Federal

The Real Estate Settlement Procedures Act of 1974, as amended, or RESPA, became effective on June 20, 1975. RESPA requires lenders, mortgage agents, or servicers of home loans to provide borrowers with pertinent and timely disclosures regarding the nature and costs of the real estate settlement process. RESPA also protects borrowers against certain abusive practices, such as kickbacks, and places limitations upon the use of escrow accounts. RESPA also requires detailed disclosures concerning the transfer, sale, or assignment of mortgage servicing, as well as disclosures for mortgage escrow accounts.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, moved authority to administer RESPA from the Department of Housing and Urban Development to the new Consumer Financial Protection Bureau, or the CFPB. The CFPB released a five-year strategic plan in February 2018 indicating that it intends to continue to focus on protecting consumer rights while engaging in rulemaking to address unwarranted regulatory burdens. As a result, the regulatory framework of RESPA applicable to our business may be subject to change. The Dodd-Frank Act also increased regulation of the mortgage industry, including: (i) generally prohibiting lenders from making residential mortgage loans unless a good faith determination is made of a borrower’s creditworthiness based on verified and documented information; (ii) requiring the CFPB to enact regulations, to help assure that consumers are provided with timely and understandable information about residential mortgage loans that protect them against unfair, deceptive and abusive practices; and (iii) requiring federal regulators to establish minimum national underwriting guidelines for residential mortgages that lenders will be allowed to securitize without retaining any of the loans’ default risk. In addition, federal fair housing laws generally make it illegal to discriminate against protected classes of individuals in housing or brokerage services. Other federal laws and regulations applicable to our business include (i) the Federal Truth in Lending Act of 1969; (ii) the Federal Equal Credit Opportunity; (iii) the Federal Fair Credit Reporting Act; (iv) the Fair Housing Act; (v) the Home Mortgage Disclosure Act; (vi) the Gramm-Leach-Bliley Act; (vii) the Consumer Financial Protection Act; (viii) the Fair and Accurate Credit Transactions Act; and (ix) the Do Not Call/Do Not Fax Act and other federal and state laws pertaining to the privacy rights of consumers, which affects our opportunities to solicit new clients.

Real Estate Regulation - State and Local Level

Real estate and brokerage licensing laws and requirements vary from state to state. In general, all individuals and entities lawfully conducting businesses as real estate agents or sales associates must be licensed in the state in which they carry on business and must at all times be in compliance.

States require a real estate broker to be employed by the brokerage firm or permit an independent contractor classification, and the broker may work for another broker conducting business on behalf of the sponsoring broker.

States may require a person licensed as a real estate agent, sales associate or salesperson, to be affiliated with a broker in order to engage in licensed real estate brokerage activities or allow the agent, sales associate or salesperson to work for another agent, sales associate or salesperson conducting business on behalf of the sponsoring agent, sales associate or salesperson. Agents, sales associates or salespersons are generally classified as independent contractors; however, real estate firms can also offer employment.

Engaging in the real estate brokerage business requires obtaining a real estate broker license (although in some states the licenses are personal to individual agents). In order to obtain this license, most jurisdictions require that a member or manager be licensed individually as a real estate broker in that jurisdiction. If applicable, this member or manager is responsible for supervising the licensees and the entity’s real estate brokerage activities within the state.

Real estate licensees, whether they are salespersons, individuals, agents or entities, must follow the state’s real estate licensing laws and regulations. These laws and regulations generally specify minimum duties and obligations of these licensees to their clients and the public, as well as standards for the conduct of business, including contract and disclosure requirements, record keeping requirements, requirements for local offices, escrow trust fund management, agency representation, advertising regulations and fair housing requirements.

In each of the states where we have operations, we assign appropriate personnel to manage and comply with applicable laws and regulations.

Most states have local regulations (city or county government) that govern the conduct of the real estate brokerage business. Local regulations generally require additional disclosures by the parties to a real estate transaction or their agents, or the receipt of reports or certifications, often from the local governmental authority, prior to the closing or settlement of a real estate transaction as well as prescribed review and approval periods for documentation and broker conditions for review and approval.

Third-Party Rules

Beyond federal, state and local governmental regulations, the real estate industry is subject to rules established by private real estate groups and/or trade organizations, including, among others, state Associations of REALTORS® (AOR), and local Associations of REALTORS® (AOR), the National Association of Realtors® (NAR), and local Multiple Listing Services (MLSs). “REALTOR” and “REALTORS” are registered trademarks of the National Association of REALTORS®.

Each third-party organization generally has prescribed policies, bylaws, codes of ethics or conduct, and fees and rules governing the actions of members in dealings with other members, clients and the public, as well as how the third-party organization’s brand and services may or might not be deployed or displayed.

Employees

As of June 30, 2019, we had 15 full-time employees.

Our operations are overseen directly by management. Our management oversees all responsibilities in the areas of corporate administration, training, agent relations, business development, technology, and research. We intend to expand our current management to retain skilled employees with experience relevant to our business. Our management’s relationships with agents and technology providers should provide the foundation through which we can continue to grow our business in the future.

Independent Contractors

As of June 30, 2019, we had approximately 3,275 agents whom we classify as independent contractors. None of our employees or agents are represented by unions, and we believe our employee and agent relations are good.

Properties

Our principal executive office is located at 211 New Edition Court, Suite 211, Cary, North Carolina, 27511. Our total office space at the principal executive office is approximately 3,400 square feet and has lease terms expiring on November 30, 2020. We believe our office space is adequate for at least the next 12 months.

We also lease office space located at 24800 Chrisanta Drive, Suite 140, Mission Viejo, California, 92691. This office space is approximately 1980 square feet and has lease terms expiring on December 31, 2020. We primarily use this office space for our accounting team.

In addition, we lease office space in Phoenix, Arizona; Bentonville, Arkansas; Hollywood, Florida; Cumming, Georgia; and Greenville, South Carolina with leases expiring between 2019 and 2020. None of these leases are individually material to our business model and all have either an option to renew or are located in major markets with adequate opportunities to continue business operations at terms satisfactory to us.

Legal Proceedings

We are not involved in any litigation that we believe could have a material adverse effect on our financial position or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers, threatened against or affecting our Company or our officers or directors in their capacities as such.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers as of June 30, 2019:

Name	Age	Position
Joshua Harley	43	Chairman, Chief Executive Officer, Director
Marco Fregenal	55	President and Chief Financial Officer, and Director
Samantha Giuggio	49	Chief Broker Operations Officer
Chris Bennett	38	Director
Jeffrey Coats	61	Director
David C. Hood	57	Director
Glenn Sampson	78	Director
Jennifer Venable	48	Director

The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

Joshua Harley — Chairman, Chief Executive Officer, Director

Joshua Harley, the Company’s founder, has been our Chairman and Chief Executive Officer since 2009. From 2007 to 2009, Mr. Harley served as Chief Executive Officer and Founder of Texas Home Central. Prior to that, Mr. Harley was an Internet Manager at Highland Homes from 2005 to 2007. From 2003 to 2005, Mr. Harley served as Founder and President of Everdrive Solutions, assisting with outsourced internet sales. Prior to this, Mr. Harley served in various IT recruiter roles. From 1995 until 2003, Mr. Harley served in the United States Marine Corps.

Among other experience, qualifications, attributes and skills, we believe Mr. Harley’s perspective as a large shareholder, his extensive leadership and experience as our Chief Executive Officer, his knowledge of our operations, and oversight of our business bring to our Board critical strategic planning and operational leadership that qualify him to serve as one of our directors.

Marco Fregenal—President and Chief Financial Officer, Director

Marco Fregenal has been our Chief Financial Officer since 2012. He has also served as our President since January 1, 2018. Prior to this, Mr. Fregenal served as our Chief Operating Officer and Chief Financial Officer from May 1, 2012 to December 31, 2017. Prior to joining Fathom, Mr. Fregenal served as Chief Operating Officer and Chief Financial Officer of EvoApp Inc, a provider of social media business intelligence, from 2009 to 2012. He was also the Chief Executive Officer and Chief Financial officer of Carpio Solutions, an information technology solutions company, from 2007 to 2009. Mr. Fregenal received a B.S. in economics from Rutgers University and a Masters in Econometrics and Operations Research from Monmouth University.

We believe Mr. Fregenal’s extensive financial experience, his knowledge of our operations and oversight of our business qualify him to serve as one of our directors.

Samantha Giuggio — Chief Broker Operations Officer

Samantha Giuggio has served as our Chief Broker Operations Officer since June 2019. Prior to this, she served as Senior Vice President from October 2015 to June 2019. From April 2014 to October 2015, Ms. Giuggio served as our Regional Vice President and Vice President of Operations. She also served as our District Director RDU from February 2013 to April 2014. She served as an Agent and Group Leader Training Coordinator with us prior to this. Ms. Giuggio received an associates in hospitality management from Holyoke Community College.

Non-Employee Directors

Christopher Bennett– Director

Christopher Bennett has served on our Board since February 2019. From September 2005 to the present, Mr. Bennett has served as Chief Executive Officer and Founder of 97th Floor, a marketing agency that focuses on search, content, social, paid media and digital marketing. From April 2017 to the present, Mr. Bennett has been the managing partner of 7Sixty Ventures, a partnership acting as angel investors in start-up companies.

We believe Mr. Bennett’s extensive management and marketing skills qualify him to serve as one of our directors.

Jeffrey H. Coats - Director

Jeffrey Coats has served on our Board since February 2019. Mr. Coats was the Chief Executive Officer of AutoWeb, Inc. (formerly Autobytel, Inc.), an online automotive sales company, from December 2008 to April 2018. Prior to this, he served as Managing Director of Southgate Alternative Investments from April 2006 to December 2008. Mr. Coats served as Chief Executive Officer of Mikronite Technologies Group Inc. from March 2002 to April 2006. Mr. Coats served on the board of directors of Autoweb from August 1996 to September 2018, and Tell on Demand since September 2014. Mr. Coats received a B.A. from the University of Georgia and an MBA from the American Graduate School of International Management.

We believe Mr. Coats’ experience as a director of various companies, and his management experience, qualify him to serve as one or our directors.

David C. Hood – Director

David Hood has served on our Board since May 2019. Mr. Hood served as audit partner at Ernst & Young in Raleigh from 2005 to 2015. Prior to that, Mr. Hood was the Vice President, Finance at Quintiles Americas, currently known as IQVIA Holdings Inc, a leading global provider of contract research services, from 1993 to 2000, where he helped take the company public. Mr. Hood received a B.S. in accounting from Guilford College and is a Certified Public Accountant.

We believe Mr. Hood’s experience in taking organizations public, capital raises, merger and acquisition transactions and financial acumen, qualify him to serve as one of our directors.

Glenn A. Sampson - Director

Glenn Sampson has served on our Board since February 2019. Mr. Sampson served in various positions at Exxon Mobil Corporation from 1965 until his retirement in 2000, with his most recent position being Manager, Data Management, in the Controller’s Department. Since retirement he has served in various volunteer roles. Mr. Sampson received his B.S. from Stanford University and a M.S. from Northwestern University.

We believe Mr. Sampson’s more than five decades of general and financial management experience qualify him to serve as one of our directors.

Jennifer B. Venable - Director

Jennifer Venable has served on our Board since February 2019. From April 2013 to the present, Ms. Venable has served as Vice President and General Counsel at Capitol Broadcasting Company, Inc. From September 2009 to April 2013, Ms. Venable was General Counsel at Alfresco Software, Inc. Prior to that, Ms. Venable served as Commercial Counsel and as Senior Partner Manager of Red Hat, Inc. from September 2002 to July 2009 and as in-house counsel for an internet start-up and in private practice. Ms. Venable received her BA in Government and Sociology from The College of William and Mary and her JD from The University of North Carolina at Chapel Hill.

We believe Ms. Venable’s experience with complex legal issues, corporate governance, international business, and project management qualify her to serve as one of our directors.

Family Relationships

There is no family relationship between any director, executive officer or person nominated to become a director or executive officer other than Mr. Sampson who is Mr. Harley’s father-in-law.

Board of Directors

Composition of our Board of Directors

Our amended and restated bylaws provide that our Board must consist of between one and nine directors, and such number of directors within this range may be determined from time to time by resolution of our Board or our shareholders. We currently have seven directors.

Our restated articles of incorporation and amended and restated bylaws also provide that our directors may be removed with or without cause if the number or votes cast to remove such director exceeds the number of votes cast not to remove him or her. An election of our director by our shareholders will be determined by a plurality of the votes cast by the shareholders entitled to vote on the election.

Committees of our Board of Directors

Our securities are not quoted on an exchange, and we do not presently intend to list our securities on an exchange that has a requirement that a majority of our directors be independent. Additionally, we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board include independent directors, nor are we required to establish or maintain an audit committee or other committee of our Board. However, in order to enhance our Board’s accountability and ability to act independently, in February 2019, we established an audit committee, a nominating and governance committee, and a compensation committee. We apply the definition of independence used by The NASDAQ Stock Market to make a determination on the independence of our directors.

Our audit committee consists of David Hood (Chair), Jeffrey Coats and Jennifer Venable. Our compensation committee consists of Jeffrey Coats (Chair), Christopher Bennett and David Hood. Our nominating and governance committee consists of Jennifer Venable (Chair), Christopher Bennett and Jeffrey Coats. Our Board adopted written charters for each of these committees in August of 2019, all of which are available on our website, https://www.FathomRealty.com. In addition, from time to time, special committees may be established under the direction of our Board when necessary to address specific issues.

Our Board has undertaken a review of the independence of our directors and has determined that Chris Bennett, Jeffrey Coats, David Hood and Jennifer Venable are independent within the meaning of The NASDAQ Stock Market listing rules and meet the additional test for independence for audit committee members imposed by SEC regulation and The NASDAQ Stock Market listing rules.

Audit Committee

The audit committee consists of David Hood (Chair), Jeffrey Coats and Jennifer Venable and is responsible for, among other things:

•	appointing, terminating, compensating, and overseeing the work of any accounting firm engaged to prepare or issue an audit report or other audit, review or attest services;

•	reviewing and approving, in advance, all audit and non-audit services to be performed by the independent auditor, taking into consideration whether the independent auditor’s provision of non-audit services to us is compatible with maintaining the independent auditor’s independence;

•	reviewing and discussing the adequacy and effectiveness of our accounting and financial reporting processes and controls and the audits of our financial statements;

•	establishing and overseeing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by our employees regarding questionable accounting or auditing matters;

•	investigating any matter brought to its attention within the scope of its duties and engaging independent counsel and other advisors as the audit committee deems necessary;

•	determining compensation of the independent auditors and of advisors hired by the audit committee;

•	reviewing and discussing with management and the independent auditor the annual and quarterly financial statements prior to their release;

•	monitoring and evaluating the independent auditor’s qualifications, performance, and independence on an ongoing basis;

•	reviewing reports to management prepared by the internal audit function, as well as management’s response;

•	reviewing and assessing the adequacy of the formal written committee charter on an annual basis;

•	reviewing and approving related-party transactions for potential conflict of interest situations on an ongoing basis; and

•	handling such other matters that are specifically delegated to the audit committee by our Board from time to time.

Our Board has affirmatively determined that under the NASDAQ Stock Market definitions, Mr. Hood meets the definitions of both an “audit committee financial expert” and an “independent director” for purposes of serving on an audit committee, and is so designated.

Compensation Committee

The compensation committee consists of Jeffrey Coats (Chair), Christopher Bennett and David Hood and is responsible for, among other things:

•	reviewing and approving the compensation, employment agreements, severance arrangements, and other benefits of all of our executive officers and key employees;

•	reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the executive officers, and evaluating their performance in light thereof;

•	reviewing and making recommendations, on an annual basis, to our Board with respect to director compensation;

•	reviewing any analysis or report on executive compensation required to be included in the annual proxy statement and periodic reports pursuant to applicable federal securities rules and regulations, and recommending the inclusion of such analysis or report in our proxy statement and period reports;

•	reviewing and assessing, periodically, the adequacy of the formal written committee charter; and

•	such other matters that are specifically delegated to the compensation committee by our Board from time to time.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Jennifer Venable (Chair), Christopher Bennett, and Jeffrey Coats and is responsible for, among other things:

•	identifying and screening candidates for our Board, and recommending nominees for election as directors;

•	establishing procedures to exercise oversight of the evaluation of our Board and management;

•	developing and recommending to our Board a set of corporate governance guidelines, as well as reviewing these guidelines and recommending any changes to our Board;

•	reviewing the structure of our Board’s committees and recommending to our Board for its approval directors to serve as members of each committee, and where appropriate, making recommendations regarding the removal of any member of any committee;

•	developing and reviewing our code of conduct, evaluating management’s communication of the importance of our code of conduct, and monitoring compliance with our code of conduct;

•	reviewing and assessing the adequacy of the formal written committee charter on an annual basis; and

•	generally advising our Board on corporate governance and related matters.

Candidates for director nominees are reviewed in the context of the current composition of our Board and the Company’s operating requirements and the long-term interests of its shareholders. In conducting this assessment, our Board considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of our Board and the Company, to maintain a balance of knowledge, experience and capability.

Code of Conduct

We adopted a code of ethics relating to the conduct of our business by all of our employees, officers, and directors, as well as a code of conduct specifically for our principal executive officer and senior financial officers. We also adopted a corporate communications policy for our employees and directors establishing guidelines for the disclosure of information related to the Company to the investing public, market analysts, agents, dealers, investment advisors, the media, and any persons who are not our employees or directors. Additionally, we adopted an insider trading policy to establish guidelines for our employees, officers, directors, and consultants regarding transactions in our securities and the disclosure of material nonpublic information related to the Company. Each of these policies is posted on our website, https://www.FathomRealty.com.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs, see “Special Note Regarding Forward-Looking Statements.” Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

The discussion below includes a review of our compensation decisions with respect to fiscal year 2018 for our “named executive officers,” or NEOs, namely our principal executive officer and our two other most highly compensated executive officers. Our NEOs for fiscal year 2018 were:

•	Joshua Harley, Chairman and Chief Executive Officer;

•	Marco Fregenal, President and Chief Financial Officer; and

•	Samantha Giuggio, Chief Broker Operations Officer.

Key Elements of Our Compensation Program for 2018

In 2018, we compensated our NEOs through base salary, as described below. Our officers are also eligible for the standard benefits programs we offer all employees.

Summary Compensation Table

Name and principal position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock awards ($)	Option awards ($)	All other compensation ($)		Total ($)
Joshua Harley,	2018	$381,095	—	—	—	$31,140	(2)	$412,235
Chief Executive Officer	2017	$372,500	—	—	—	$7,802	(3)	$380,302

Marco Fregenal,	2018	$397,157	—	—	—	$22,808	(4)	$419,965
President and Chief Financial Officer	2017	$283,397	—	—	—	$28,830	(5)	$312,227

Samantha Giuggio	2018	$140,000	—	—	—	$22,422	(6)	$162,422
Chief Broker Operations Officer	2017	$120,000	—	—	—	$1,510	(7)	$121,510

(1)	Reflects base salary earned during the fiscal year covered.
(2)	Includes $6,544 in medical insurance premiums, $8,086 in real estate commissions, and $16,510 attributable to use of a Company automobile.
(3)	Includes $5,250 attributable to use of a Company automobile and $2,552 related to real estate commissions.
(4)	Includes $12,000 in medical insurance premiums, and $10,808 attributable to use of a Company automobile.
(5)	Includes $12,000 in medical insurance premiums, and $16,830 attributable to use of a Company automobile.
(6)	Includes $4,892 in medical insurance premiums and $17,530 in real estate commissions.
(7)	Includes $1,510 in real estate commissions.

Employment Agreements

The Company has not entered into employment agreements with any of its NEOs. Each NEO’s annual compensation will be determined and approved by the compensation committee.

Equity Incentive Plans

Our Board has adopted and our shareholders have approved a 2017 Stock Plan and an 2019 Omnibus Stock Incentive Plan. The number of shares issued, number of shares reserved for issuance, number of shares underlying outstanding stock options and number of shares remaining available for future issuance under each plan, as of June 30, 2019, are as follows:

Plan	Number of Shares Issued	Number of Shares Reserved for Issuance	Number of Shares Underlying Outstanding Options or Warrant	Number of Shares Remaining Available for Future Issuance
2017 Stock Plan	[______]	[______]	[______]	[______]
2019 Omnibus Stock Incentive Plan	—	5,000,000	—	5,000,000

The following description of each of our equity compensation plans is qualified by reference to the full text of those plans, which are filed as exhibits to the registration statement of which this prospectus forms a part. Our equity incentive plans are designed to continue to give our Company flexibility to make a wide variety of equity awards to reflect what the compensation committee and management believe at the time of such award will best motivate and reward our employees, directors, consultants and other service providers.

2017 Stock Plan

Our Board adopted the Fathom Ventures, Inc. 2017 Stock Plan (the “2017 Plan”) on May 5, 2017, and our shareholders approved the 2017 Plan on May 11, 2017. The 2017 Plan was amended upon approval by our Board and shareholders on September 11, 2018 to reflect the change in our name from Fathom Ventures, Inc. to Fathom Holdings Inc. and to reflect the effect of a 10-for-1 stock split and later 1-for-2 reverse stock split conducted in 2018.

We adopted the 2017 Plan to promote the success and enhance the value of the Company by linking the individual interests of employees, non-employee directors, contractors and consultants, to those of our shareholders and by providing those individuals with an incentive. The 2017 Plan provides flexibility to the Company in its ability to motivate, attract, and retain the services of employees, non-employee directors, contractors and consultants.

Stock Awards. The 2017 Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), non-statutory stock options, stock bonuses, and stock purchase rights (collectively, “stock rights”). Incentive stock options may be granted only to employees of the Company, or our parent company (if any) and any of our present or future subsidiaries. All other awards may be granted to employees, non-employee directors, contractors and consultants.

Share Reserve. As of July 31, 2019, [_____] shares of our common stock have been issued under the 2017 Plan, [_____] shares of our common stock are subject to outstanding stock right awards under the 2017 Plan, and [____] shares of our Common stock remain available for future stock right awards under the 2017 Plan.

If any Option granted under the 2017 Plan expires or terminates for any reason prior to its full exercise, or if the Company reacquires any shares issued pursuant to stock rights, then the shares subject to such stock options or any shares so reacquired by the Company will again be available for grants of stock rights under the 2017 Plan. Shares of our Series B common stock which are withheld to pay the exercise price of an Option or any related withholding obligations will not be available for issuance under the 2017 Plan.

Administration. The 2017 Plan provides for administration by our Board or a committee of our Board. Our Board may increase the size of the committee and appoint additional members, remove members of the committee and appoint new members, fill vacancies on the committee, or remove all members of the committee and directly administer the 2017 Plan. We refer to our Board or the committee appointed to administer the 2017 Plan in this summary as the “Committee.” Subject to the restrictions of the 2017 Plan, the Committee determines to whom we grant incentive awards under the 2017 Plan, the terms of the award, including the exercise or purchase price, the number of shares subject to the stock right and the exercisability of the award. All questions of interpretation are determined by the Committee, and its decisions are final and binding upon all participants, unless otherwise determined by our Board.

Stock Options. Two types of stock options may be granted under the 2017 Plan. Incentive stock options within the meaning of Section 422 of the Code may be granted solely to our employees (and employees of our parent and subsidiary corporations, if any). Non-statutory stock options, which do not qualify for any special tax treatment under Section 422 of the Code, may be granted to employees, non-employee directors, contractors and consultants.

The Committee determines the price per share of options granted under the 2017 Plan on the date of grant, and in the case of incentive stock options the price per share must be at least 100% of the fair market value per share at the time of grant. The price per share of any incentive stock option granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock must equal at least 110% of the fair market value of the Series B common stock on the date of grant. To the extent that the aggregate fair market value, determined at the time of grant, of shares of our Series B common stock with respect to which incentive stock options are exercisable for the first time by an option holder during any calendar year under any of our equity plans exceeds $100,000, such options will not qualify as incentive stock options.

Payment of the exercise price for a stock option may be made by delivery of cash or a check, or, in the discretion of the Committee, the exercise price may be paid through any other form of consideration and method of payment permitted by law and the 2017 Plan, including (a) the delivery of already-owned shares of our Series B common stock, (b) the delivery of the grantee’s personal recourse promissory note, (c) through the surrender of shares issuable upon exercise of the option (i.e., a net exercise), (d) through a broker-assisted cashless exercise, or (e) any combination of the above.

Options granted under the 2017 Plan will become exercisable at the rate specified by the Committee. Stock options granted under the 2017 Plan, whether incentive stock options or non-statutory options, generally expire 10 years from the date of grant, except that incentive stock options granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of our stock are not exercisable for longer than five years after the date of grant.

Stock Bonuses and Purchase Rights. The 2017 Plan provides for shares of our Series B common stock to be awarded or provided as opportunities to purchase our Series B common stock to participants as an incentive for the performance of services for us or our affiliates. The Committee may determine the purchase price to be paid for such stock, if any, and other terms of such purchase or award.

Termination of Employment or Affiliation. The 2017 Plan provides that if a grantee ceases to provide Continuous Service (as defined in the 2017 Plan) to the Company or an affiliate other than by reason of death or disability or termination for cause, the grantee may exercise any stock right held by him or her to the extent it could have been exercised on the date of termination until the stock right’s specified expiration date. In the event the grantee exercises any incentive stock option after the date that is three months following the date of termination, such incentive stock option will be converted into a non-statutory stock option. When a grantee’s Continuous Service ends for Cause (as defined in the 2017 Plan) then the grantee’s right to exercise a stock right ends immediately.

Death or Disability. The 2017 Plan provides that if a grantee’s Continuous Service to the Company or an affiliate ends by reason of death, or if a grantee dies within three months of the date his or her Continuous Service ends, then the grantee’s estate, personal representative or beneficiary who acquired the stock right by will or by the laws of descent and distribution may exercise that stock right to the extent it could have been exercised on the date of the grantee’s death. Unless otherwise specified in the instrument granting the stock right, the acquirer of the stock right may exercise the stock right within one year after the date of the grantee’s termination or before the stock right’s specified expiration date, whichever is earlier.

The 2017 Plan provides that if a grantee ceases Continuous Service by reason of disability, he or she will have the right to exercise any stock right held by him or her to the extent it could have been exercised on the date of termination. Unless otherwise provided by the instrument granting the stock right, the grantee may exercise such stock right within one year after the date of termination or before the stock right’s specified expiration date, whichever is earlier.

Transferability. Except for transfers made by will or the laws of descent and distribution, no incentive stock option shall be assignable or otherwise transferable by the holder of the stock right. During a recipient’s lifetime, an incentive stock option may be exercised only by him or her. Other stock rights may be transferred by the holder thereof to a “Permitted Transferee” (as defined in the 2017 Plan), or by will or the laws of descent and distribution. We are not required to recognize the rights of a Permitted Transferee until such time as we receive a copy of the assignment form the holder of the stock right.

Changes in Capitalization. In the event of a change in the number of shares of our Series B common stock through stock split, reverse stock split, stock dividend, combination, consolidation, reclassification of Series B common stock or subdivision, then the number of shares deliverable upon the exercise of outstanding stock rights will be proportionately adjusted, and appropriate adjustments will be made in the purchase and/or exercise prices per share to reflect such occurrence. Additionally, in such an event, the aggregate number of stock rights that have been or subsequently may be granted under the 2017 Plan will also be appropriately adjusted.

Corporate Transactions. The 2017 Plan provides that in the event of our merger, consolidation or other capital reorganization or business combination transaction with or into another corporation or the sale, transfer, or other disposition of all or substantially all of our assets, which we refer to as an “acquisition,” whereby the acquiring entity or our successor does not agree to assume the Stock Rights or substitute them with equivalent awards, then unless otherwise determined by the Committee, all outstanding Stock Rights will vest and will become immediately exercisable in full and, if not exercised on the closing of the acquisition, will terminate on such date.

In the event of the proposed dissolution or liquidation of the Company, each Stock Right will terminate immediately prior to the consummation of the proposed action, or at such other time and subject to such other conditions determined by the Committee.

Lock-up Agreement. Each recipient of securities under the 2017 Plan agreed not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to the purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Series B common stock or any securities convertible into or exercisable or exchangeable for our Series B common stock for a period of time up to but not exceeding 180 days from the ending date specified by our Company and such managing underwriter of the first firm commitment underwritten offering of our equity securities.

Termination or Amendment. Our Board may amend, suspend or terminate the 2017 Plan. However, shareholder approval is required to increase the aggregate share limit, change the description of eligible recipients of incentive stock options, modify the requirements regarding the exercise price per share for incentive stock options, or extend the expiration date of the 2017 Plan.

The 2017 Plan will expire on May 11, 2027.

2019 Stock Plan

Our Board adopted the Fathom Holdings Inc. 2019 Omnibus Stock Incentive Plan (the “2019 Plan”) on August 6, 2019, and our shareholders approved the 2019 Plan on August 8, 2019. We adopted the 2019 Plan to promote the success and promote the growth of the market value of the Company’s common stock by linking the individual interests of employees, directors, and consultants, to those of our shareholders and by providing those individuals with an incentive. The 2019 Plan provides flexibility to the Company in its ability to motivate, attract, and retain the services of employees, directors, and consultants.

Share Reserve. As of November 8, 2019, zero shares of our common stock have been issued under the 2019 Plan and 5,000,000 shares of our common stock remain available for future stock right awards under the 2019 Plan.

Administration. The 2019 Plan is administered by our Board or a committee designated by our Board. With respect to grants of awards to our officers or directors, the 2019 Plan is administered by our Board or a designated committee in a manner that permits such grants and related transactions to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The plan administrator has the full authority to select recipients of the grants, determine the extent of the grants, establish additional terms, conditions, rules or procedures to accommodate rules or laws of applicable non-U.S. jurisdictions, adjust awards and to take any other action deemed appropriate; however, no action may be taken that is inconsistent with the terms of the 2019 Plan.

Administration. The 2019 Plan is administered by our Board or a committee designated by our Board. With respect to grants of awards to our officers or directors, the 2019 Plan is administered in a manner that permits such grants and related transactions to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We refer to our Board or the committee appointed to administer the 2019 Plan in this summary as the “plan administrator.” The plan administrator has the full authority to select recipients of the grants, determine the extent of the grants, establish additional terms, conditions, rules or procedures to accommodate rules or laws of applicable non-U.S. jurisdictions, adjust awards and to take any other action deemed appropriate; however, no action may be taken that is inconsistent with the terms of the 2019 Plan.

Available Shares. Subject to adjustment upon certain corporate transactions or events, a maximum of 5,000,000 shares of our Common Stock may be issued under the 2019 Plan. Any shares covered by an award that is forfeited, canceled, or expires shall be deemed to have not been issued for purposes of determining the maximum aggregate number of shares which may be issued under the 2019 Plan. Shares that actually have been issued under the 2019 Plan pursuant to an award shall not be returned to the 2019 Plan and shall not become available for future issuance under the 2019 Plan, other than unvested shares that are forfeited or repurchased by our Company. In the event any option or other award granted under the 2019 Plan is exercised through the tendering of shares (either actually or through attestation), or in the event tax withholding obligations are satisfied by tendering or withholding shares, any shares so tendered or withheld are not again available for awards under the 2019 Plan. To the extent that cash is delivered in lieu of shares of Common Stock upon the exercise of a stock right, then we shall be deemed, for purposes of applying the limitation on the number of shares, to have issued the number of shares of Common Stock which we were entitled to issue upon such exercise. Shares of Common Stock we reacquire on the open market or otherwise using cash proceeds from the exercise of options shall not be available for awards under the 2019 Plan.

Eligibility and Types of Awards. The 2019 Plan permits us to grant stock awards, including stock options, stock appreciation rights (“SARs”, restricted stock, restricted stock units (“RSUs”) and dividend equivalent rights to our employees, directors, and consultants.

Stock Options. A stock option may be an incentive stock option within the meaning of, and qualifying under, Section 422 of the Code, or a non-statutory stock option. However, only our employees (or employees of our parent or subsidiaries, if any) may be granted incentive stock options. Incentive and non-statutory stock options are granted pursuant to option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2019 Plan will become exercisable at the rate specified by the plan administrator.

The plan administrator determines the term of the stock options granted under the 2019 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the option holder may exercise any options otherwise exercisable as of the date of termination, but only during the post-termination exercise period designated in the option holder’s stock option award agreement. The option holder’s stock option award agreement may provide that upon the termination of the option holder’s relationship with us for cause, the option holder’s right to exercise his or her options shall terminate concurrently with the termination of the relationship. If an option holder’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or his or her estate or person who acquired the right to exercise the award by bequest or inheritance may exercise any vested options for a period of 12 months. The option term may be extended in the event that exercise of the option within the applicable time periods is prohibited by applicable securities laws or such longer period as specified in the stock option award agreement but in no event beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) delivery of a promissory note, (c) a broker-assisted cashless exercise, (d) the tender of common stock previously owned by the option holder, (e) a net exercise of the option, (f) past or future services rendered, (g) any combination of the foregoing methods of payment, and (h) any other form of consideration permitted by the plan administrator.

Unless the plan administrator provides otherwise, awards generally are not transferable, except by will or the laws of descent and distribution.

To the extent that the aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an option holder during any calendar year under any of our equity plans exceeds $100,000, such options will not qualify as incentive stock options. A stock option granted to any employee who, at the time of the grant, owns or is deemed to own stock representing more than 10% of the voting power of all classes of stock may not be an incentive stock option unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Appreciation Rights. SARs may be granted under the 2019 Plan either concurrently with the grant of an option or alone, without reference to any related stock option. The plan administrator determines both the number of shares of Common Stock related to each SAR and the exercise price for a SAR, within the terms and conditions of the 2019 Plan, provided that the exercise price of a SAR cannot be less than 100% of the fair market value of the Common Stock subject thereto on the date of grant. In the case of a SAR granted concurrently with a stock option, the number of shares of Common Stock to which the SAR relates will be reduced in the same proportion that the holder of the stock option exercises the related option.

The plan administrator determines whether to deliver cash in lieu of shares of Common Stock upon the exercise of a SAR. If Common Stock is issued, the number of shares of Common Stock that will be issued upon the exercise of a SAR is determined by dividing (a) the number of shares of Common Stock as to which the SAR is exercised multiplied by the amount of the appreciation in such shares, by (b) the fair market value of a share of Common Stock on the exercise date.

If the plan administrator elects to pay the holder of the SAR cash in lieu of shares of common stock, the holder of the SAR will receive cash equal to the fair market value on the exercise date of any or all of the shares that would otherwise be issuable.

The exercise of a SAR related to a stock option is permissible only to the extent that the stock option is exercisable under the terms of the 2019 Plan on the date of surrender. Any incentive stock option surrendered will be deemed to have been converted into a non-statutory stock option immediately prior to such surrender.

Restricted Stock. Restricted stock awards are awards of shares of our Common Stock that are subject to established terms and conditions. The plan administrator sets the terms of the restricted stock awards, including the size of the restricted stock award, the price (if any) to be paid by the recipient and the vesting schedule and criteria (which may include continued service to us for a period of time or the achievement of performance criteria). If a recipient’s service terminates before the restricted stock is fully vested, all of the unvested shares generally will be forfeited to, or repurchased by, us.

Restricted Stock Units. An RSU is a right to receive stock, cash equal to the value of a share of stock or other securities or a combination of the three at the end of a set period or the attainment of performance criteria. No stock is issued at the time of grant. The plan administrator sets the terms of the RSU award, including the size of the RSU award, the consideration (if any) to be paid by the recipient, vesting schedule, and criteria and form (stock or cash) in which the award will be settled. If a recipient’s service terminates before the RSU is fully vested, the unvested portion of the RSU award generally will be forfeited to us.

Dividend Equivalent Rights. Dividend equivalent rights entitle the recipient to compensation measured by dividends paid with respect to a specified number of shares of common stock.

Performance-Based Compensation. The 2019 Plan establishes procedures for the Company to grant performance-based awards, meaning awards structured so that they will vest only upon the achievement of performance criteria established by the plan administrator for a specified performance period. The plan administrator will establish the performance goals before the 90th day of the applicable performance period (or, if the performance period is less than a year, no later than the number of days which is equal to 25% of the performance period).

The business measures that may be used to establish the performance criteria may include one of, or combination of, the following:

•	Net earnings or net income (before or after taxes);
•	Earnings per share;
•	Net sales growth;
•	Net operating profit;
•	Return measures (including, but not limited to, return on assets, capital, equity, or sales);
•	Cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);
•	Cash flow per share;
•	Earnings before or after taxes, interest, depreciation, and/or amortization;
•	Gross or operating margins;
•	Productivity ratios;
•	Share price (including, but not limited to, growth measures and total shareholder return);
•	Expense targets or ratios;
•	Charge-off levels;
•	Improvement in or attainment of revenue levels;
•	Margins;
•	Operating efficiency;
•	Operating expenses;
•	Economic value added;
•	Improvement in or attainment of expense levels;
•	Improvement in or attainment of working capital levels;
•	Debt reduction;
•	Capital targets; and
•	Consummation of acquisitions, dispositions, projects or other specific events or transactions.

Transferability of Awards. Unless the plan administrator determines otherwise, no award may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. A recipient of an award may designate one or more beneficiaries of the award in the event of the recipient’s death.

Changes in Capitalization. In the event of a change in the number of shares of our common stock through stock split, reverse stock split, stock dividend, combination or reclassification of our common stock, then the number of shares covered by each outstanding award and the number of shares which have been authorized for issuance under the 2019 Plan but have not yet been granted or have been returned to the 2019 Plan, will be proportionately adjusted, and appropriate adjustments will be made in the purchase and/or exercise prices per share.

Corporate Transactions. Effective upon the consummation of a corporate transaction, all outstanding awards under the 2019 Plan will terminate unless they are assumed in connection with the corporate transaction.

The plan administrator has the authority, exercisable either in advance of any actual or anticipated corporate transaction or at the time of an actual corporate transaction, and exercisable at the time of the grant of an award under the 2019 Plan or any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2019 Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a corporate transaction on such terms and conditions as the plan administrator may specify. The plan administrator may also condition any such award’s vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the holder of the award within a specified period following the effective date of the corporate transaction. The plan administrator may provide that any awards so vested or released from such limitations in connection with a corporate transaction shall remain fully exercisable until the expiration or sooner termination of the award.

Amendment and Termination. Our Board generally may amend, suspend, or terminate the 2019 Plan. However, our Board may not make certain amendments to the 2019 Plan without shareholder approval, such as an increase in the number of shares reserved under the 2019 Plan, modifications to the provisions of the 2019 Plan regarding the grant of incentive stock options, modifications to the provisions of the 2019 Plan regarding the exercise prices at which shares may be offered pursuant to options, extension of the 2019 Plan’s expiration date and certain modifications to awards, such as reducing the exercise price per share, canceling and regranting new awards with lower prices per share than the original prices per share of the cancelled awards, or canceling any awards in exchange for cash or the grant of replacement awards with an exercise price that is less than the exercise price of the original awards.

The 2019 Plan will expire on August 8, 2029.

Director Compensation

Our directors who are employed by us do not receive any additional compensation for serving on our Board, and our non-employee directors will not receive compensation following the registration of the Shares, except as described below.

Effective April 16, 2019, each non-employee director will receive an annual retainer of $15,000 per year in cash compensation, as well as $25,000 in one-year time-vesting stock options. We also will pay such directors the following cash and equity fees for each quarter they chair one of our Board committees:

 Compensation Committee Chair

•	$10,000 per year in cash, paid quarterly; and
•	$15,000 in one-year time-vesting stock options.

Audit Committee Chair

•	$15,000 per year in cash, paid quarterly; and
•	$15,000 in one-year time-vesting stock options.

The Company will also cover the travel costs for Board members to attend four in-person Board meetings a year, or any additional in-person Board meetings duly called by the Chairman of the Board.

None of our current non-employee directors were paid any compensation for serving on our Board for the years ended December 31, 2017 or 2018.

From April 16, 2019 to May 10, 2019, Hoshi Printer served as a member of our Board, as Chair of the Audit Committee and a member of the Compensation Committee. For his service, Mr. Printer received $30,000 in cash compensation and 20,000 vested stock options with an exercise price of $1.00 per share.

Outstanding Equity Awards as of December 31, 2018

There were no outstanding equity awards held by our NEOs as of December 31, 2018.

TRANSACTIONS WITH RELATED PERSONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries, and our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties.

IntelliAgent, LLC

IntelliAgent, LLC is currently a direct, wholly-owned subsidiary of the Company. Prior to August 31, 2018, IntelliAgent was owned equally by Joshua Harley and Marco Fregenal, who are officers, directors and shareholders of the Company. On August 31, 2018, the Company entered into a Contribution and Exchange Agreement with the owners of IntelliAgent, where the owners of IntelliAgent contributed all of their ownership interests in IntelliAgent, LLC to Fathom Holdings Inc. in exchange for shares of the Company’s stock. For their interest in IntelliAgent, each of the members of IntelliAgent ultimately received 3,151,325 shares of our common stock (which ultimately was exchanged for 6,302,650 shares of our common stock during the Exchange Transactions).

Hometown Heroes Holdings, LLC

Hometown Heroes Holdings, LLC (“HTH”) is a real estate portal that generates real estate leads. HTH is fully owned by Joshua Harley, Marco Fregenal, and Glenn Sampson, who are officers (Harley and Fregenal), directors and shareholders of the Company.

During the period between September 2013 through March 2019, the Company loaned a total of $609,408 to HTH. As of the year ended December 31, 2018 and the quarter ended June 30, 2019, the loan to HTH totaled $601,729 and $386,408, respectively.

HTH paid the full balance of its loan in July of 2019. As of July 31, 2019, the loan balance was zero.

The Company also contracts with HTH for its generated real estate leads. For each of the year ended December 31, 2018 and the quarter ended June 30, 2019, the Company owed HTH a total of $10,064 for these leads.

On Target Transactions LLC

On Target Transactions LLC (“On Target”) is a transaction management company for real estate agents. Messrs. Harley and Fregenal, who are officers, directors and shareholders of the Company, own a total of 60% of On Target.

During the period between October 2017 through June 2019, the Company loaned $94,568 to On Target. As of the year ended December 31, 2018 and the quarter ended June 30, 2019, the loan to On Target totaled $66,868 and $93,568, respectively. As of November 1, 2019, the loan to On Target totaled $3,568.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the amount of our common stock beneficially owned as of June 30, 2019 by (i) each person or group as those terms are used in Section 13(d)(3) of the Exchange Act believed by us to beneficially own more than 5% of our common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our current directors and executive officers as a group. Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The business address of each person below is 211 New Edition Court, Suite 211, Cary, North Carolina, 27511, unless otherwise indicated below.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes common stock issuable pursuant to options, warrants, and RSUs that are exercisable within 60 days of June 30, 2019. Common stock issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on total shares and outstanding as of June 30, 2019.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to Offering			Common Stock Beneficially Owned After the Offering
	Shares	%		Shares	%
Directors and Named Executive Officers:
Joshua Harley			%	—	—
Marco Fregenal			%	—	—
Samantha Giuggio			*	—	—
Christopher Bennett
Jeffrey Coats
David Hood
Glenn Sampson			%	—	—
Jennifer Venable

All board of director members and named executive officers as a group (8 persons)

___________

* Less than 1%.

SELLING SHAREHOLDERS

The following table sets forth, as of June 30, 2019, the number of our shares of common stock held by the Selling Shareholders. The Selling Shareholders include (i) affiliates of the Company and certain other shareholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their common stock from an affiliate or the Company within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until the Company has been subject to the reporting requirements of Section 13 or Section 15(d) the Exchange Act for a period of at least 90 days, and (ii) our employees. The Selling Shareholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the OTC Markets at prevailing market prices. As such, the Company will have no input if and when any Selling Shareholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur, see “Plan of Distribution.”

Information concerning the Selling Shareholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Selling Shareholders may sell all, some, or none of the common stock covered by this prospectus, we cannot determine the number of such shares of common stock that will be sold by the Selling Shareholders, or the amount or percentage of common stock that will be held by the Selling Shareholders upon consummation of any particular sale. In addition, the Selling Shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Selling Shareholders are not entitled to any registration rights with respect to their Shares. However, we currently intend to use our reasonable efforts to keep the Registration Statement effective for a period of 90 days after the effectiveness of the Registration Statement. We are not party to any arrangement with any Selling Shareholder or any broker-dealer with respect to sales of the common stock by the Selling Shareholders. However, we have engaged financial advisors with respect to certain other matters relating to this offering, see “Plan of Distribution.”

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the common stock issuable pursuant to options, warrants, and RSUs that are exercisable within 60 days of June 30, 2019. Common stock issuable pursuant to options, warrants, and RSUs are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on         total shares and outstanding as of June 30, 2019.

The Selling Shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus, see “Management” and “Transactions with Related Persons” for further information regarding the Selling Shareholders. The business address of each Selling Shareholder is 211 New Edition Court, Suite 211, Cary, North Carolina, 27511, unless otherwise indicated below.

Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Before Any Sale (1)	% of Class	Number of Shares of Common Stock Offered	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus (2)
				Number of Shares	% of Class
5% Shareholders

Named Executive Officers and Directors:
Joshua Harley		%
Marco Fregenal		%
Samantha Giuggio		%
Christopher Bennett		%
Jeffrey H. Coats		%
David C. Hood		%
Glenn Sampson		%
Jennifer B. Venable		%
766 other shareholders, each of whom owns less than 1%		%

___________
* Less than 1%.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of Fathom capital stock as of the date of this prospectus. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Restated Articles of Incorporation and our Amended and Restated Bylaws, and to the provisions of applicable North Carolina law.

General

Our authorized capital stock consists of 100,000,000 shares of common stock with no par value, of which shares were issued and outstanding as of June 30, 2019. Our common stock may be issued from time to time without prior approval by our shareholders. Our common stock may be issued for such consideration as may be fixed from time to time by our Board.

Common Stock

The Company, a North Carolina corporation, is authorized to issue 100,000,000 shares of common stock with no par value per share. Each share of common stock shall have one vote per share for all purposes. The holders of a majority of the shares entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of our shareholders. Our common stock does not provide preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of our Board. In the event of a liquidation, dissolution or winding up of our Company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Holders of common stock are entitled to receive ratably such dividends as may be declared by our Board out of funds legally available therefor as well as any distributions to the security holder. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

Charter, Bylaw and Statutory Provisions Having Potential “Anti-takeover” Effects

The following paragraphs summarize certain provisions of our articles of incorporation, bylaws and North Carolina law that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of the Company, or to remove or replace incumbent directors, that are not first approved by our Board, even if those proposed actions are favored by our shareholders.

•	Authorized Shares. Our amended and restated articles of incorporation currently authorize the issuance of 100,000,000 shares of common stock. Our Board is authorized to approve the issuance of shares of our common stock from time to time. This provision gives our Board flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and grants of stock options. However, our Board’s authority also could be used, consistent with our Board’s fiduciary duty, to deter future attempts to gain control of the Company by issuing additional common stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks to gain control.

•	Advance Notice of Director Nominations. Our amended and restated bylaws provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. Pursuant to these provisions, to be timely, a shareholder’s notice must meet certain requirements with respect to its content and be received at our principal executive offices, addressed to the secretary of our Company, within the proscribed time periods. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

•	Special Meetings of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by or at the direction of (a) our Board, (b) the Chairman of our Board, or (c) the President of the Company or (d) shareholders holding a majority of outstanding common stock.

•	Amendment of Bylaws. Subject to certain limitations under North Carolina law, our bylaws may be amended or repealed by either our Board or our shareholders. Therefore, our Board is authorized to amend or repeal bylaws without the approval of our shareholders. However, a bylaw adopted, amended or repealed by our shareholders might not be readopted, amended or repealed by our Board alone unless our articles of incorporation or a bylaw adopted by our shareholders authorizes our Board to adopt, amend or repeal that particular bylaw or the bylaws generally.

•	Action by Written Consent. For so long as Mr. Harley beneficially owns a majority of the Company’s outstanding common stock, under our restated articles of incorporation, any action required or permitted to be taken at a meeting of our shareholders may be taken without a meeting by written consent of a majority of our shareholders. After Mr. Harley beneficially owns less than a majority of our outstanding stock, no action by written consent of our shareholders can be taken without a meeting.

Trading Market

We intend to apply to have shares of our common stock quoted on the OTC Markets under the symbol “[FTHM]”.

Transfer Agent

The transfer agent of our common stock is           . Their address is           .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market following our quotation on the OTC Markets, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any Selling Shareholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of July 31, 2019, we will have a total of [__________] shares of our common stock outstanding.

Shares of our common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the quotation of our common stock, shares of our common stock may be sold either by the Selling Shareholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of common stock for a period of at least one year will be able to sell their shares of common stock under Rule 144, which is expected to include approximately shares of common stock immediately after our registration.

Following the completion of this registration, we intend to file a registration statement on Form S-8 under the Securities Act to register up to [_______] shares of common stock, in the aggregate, (i) issuable under our 2017 Stock Plan, as amended, and (ii) subject to outstanding stock options. The registration statement on Form S-8 will become effective automatically upon filing. Common stock issued upon exercise of a share option or settlement of a RSU and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders (as defined below) who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and other applicable authorities, each as of the date hereof. All of these authorities are subject to change and differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s individual circumstances. This discussion might not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations, financial institutions, agents or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” partnerships (or other entities or arrangements treated as partnerships) for U.S. federal income tax purposes or other “flow-through” entities or investors therein, non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates). This discussion also does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws. In addition, this discussion does not address any considerations with respect to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder, any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement). Prospective investors should consult with their own tax advisors as to the particular tax consequences to them of the ownership and disposition of shares of our common stock, including with respect to the applicability and effect of any U.S. federal, state, local or non-U.S. income tax laws or any tax treaty, and any changes (or proposed changes) in tax laws or interpretations thereof.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Persons who are, for U.S. federal income tax purposes, treated as partners in a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS.

Dividends

In general, subject to the discussion below regarding “effectively connected” dividends, any distribution we make to a non-U.S. holder with respect to shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for an exemption from, or reduced rate of, such withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such exemption or reduced rate. A distribution with respect to shares of our common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with the conduct of a trade or business by such non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of such non-U.S. holder in the United States) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such “effectively connected” dividends received by a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder in the United States);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation (which we refer to as an “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such non-U.S. holder’s holding period of such shares of our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates, generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. If the non-U.S. holder is a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above also may apply to such effectively connected gain.

Gain described in the second bullet point above generally will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we are not or will not become a USRPHC. If we were or were to become a USRPHC, however, any gain recognized on a sale or other disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of any such information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will generally be subject to backup withholding (currently at a rate of 24%) on dividends paid with respect to such non-U.S. holder’s shares of our common stock unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally is not required with respect to any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS, and may also be required to backup withhold on such proceeds unless such non-U.S. holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker with certain specified connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

PLAN OF DISTRIBUTION

No public market currently exists for our common stock. We intend to apply to have our common stock quoted on the OTC Markets. This process usually takes at least 60 days and an application must be made on our behalf by a market maker. We have not yet engaged a market maker to make the application. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock.

Once our common stock is quoted on the OTC Markets, the Selling Shareholders may sell their Shares covered hereby pursuant to ordinary brokerage transactions on the OTC Markets at prevailing market prices. We are not party to any arrangement with any Selling Shareholder or any broker-dealer with respect to sales of the Shares by the Selling Shareholders. As such, the Company will have no input if and when any Selling Shareholder may, or may not, elect to sell their Shares or the prices at which any such sales may occur and there can be no assurance that any Selling Shareholders will sell any or all of the Shares covered by this prospectus.

Trading in stocks quoted on the OTC Markets is often thin and is characterized by wide fluctuations in trading prices due to many factors that may have little to do with a company’s operations or business prospects. The OTC Markets should not be confused with national stock exchanges, like the NASDAQ or the New York Stock Exchange. OTC Markets companies are subject to far less restrictions and regulations than companies whose securities are traded on a national stock exchange. Moreover, the trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on premium-tier over-the-counter markets or a national stock exchange. In the absence of an active trading market investors may have difficulty buying and selling or obtaining market quotations for our common stock and its market visibility may be limited, which may have a negative effect on the market price of our common stock.

We will not receive any proceeds from the sale of Shares by the Selling Shareholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. These fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We intend to engage a Designated Market Maker (“DMM”) who will be responsible for facilitating an orderly market for the Shares. Based on information provided by the OTC Markets, the opening trading price of our common stock on the OTC Markets will be determined by buy and sell orders collected by the OTC Markets from broker-dealers. Based on such orders, the DMM will determine an opening price for our Shares.

In addition to sales made pursuant to this prospectus, the Shares covered by this prospectus may be sold by the Selling Shareholders in private transactions exempt from the registration requirements of the Securities Act.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed agents or dealers.

If the Selling Shareholders utilize a broker-dealer in the sale of the Shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from the Selling Shareholders or commissions from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions, or commissions as to particular broker-dealers may be in excess of those customary in the types of transactions involved).

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

EXPERTS

The financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018 included in this Prospectus and in the Registration Statement have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

Upon the filing of this registration statement, we became subject to the reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You, will be able to read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. We also maintain a website at http://www.fathomrealty.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 211 New Edition Court, Suite 211, Cary, North Carolina, 27511 or (888)-455-6040.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Fathom Holdings Inc.

(Formerly known as Fathom Realty Holdings, LLC)

Report of Independent Registered Public Accounting Firm	F-2

Combined and Consolidated Financial Statements

Combined Balance Sheet as of December 31, 2017 and Consolidated Balance Sheet as of December 31, 2018	F-3

Combined Statement of Operations for the year ended December 31, 2017 and Consolidated Statement of Operations for the year ended December 31, 2018	F-4

Combined Statement of Changes in Members’ and Stockholders’ Equity for the year ended December 31, 2017 and Consolidated Statement of Changes in Members’ and Stockholders’ Equity for the year ended December 31, 2018	F-5

Combined Statement of Cash Flows for the year ended December 31, 2017 and Consolidated Statement of Cash Flows for the year ended December 31, 2018	F-6

Notes to the Combined and Consolidated Financial Statements	F-7

Condensed Consolidated Balance Sheets as of December 31, 2018 (Audited) and June 30, 2019 (Unaudited)	F-18

Unaudited Condensed Combined Statement of Operations for the Three and Six Months Ended June 30, 2018 and Unaudited Condensed Consolidated Statement of Operations for the Three and Six Months Ended June 30, 2019	F-19

Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2019	F-20

Unaudited Condensed Combined Statement of Cash Flows for the Six Months Ended June 30, 2018 and Unaudited Condensed Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2019	F-21

Notes to the Condensed Combined and Consolidated Financial Statements	F-22

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Fathom Holdings, Inc.

Cary, North Carolina

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying consolidated and combined balance sheets of Fathom Holdings, Inc. (formerly known as Fathom Realty Holdings, LLC) (the “Company”) as of December 31, 2018 and 2017, respectively, the related consolidated and combined statements of operations , members’ and stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated and combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated and combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2018.

November 12, 2019

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

COMBINED AND CONSOLIDATED BALANCE SHEETS

	December 31,
	2017	2018
ASSETS
Current assets:
Cash and cash equivalents	$154,438	$1,008,538
Accounts receivable, net of allowance for doubtful accounts of $26,562 and $138,030	1,705,241	1,816,650
Due from affiliates	596,232	668,597
Prepaid and other current assets	77,787	81,915
Total current assets	2,533,698	3,575,700
Property and equipment, net	101,622	90,619
Capitalized internal use software	-	167,820
Total assets	$2,635,320	$3,834,139

LIABILITIES AND MEMBERS' AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$2,138,037	$3,023,045
Due to affiliates	10,065	10,064
Loan payable - current portion	16,510	16,800
Total current liabilities	2,164,612	3,049,909
Loan payable, net of current portion	68,988	52,188
Note payable	400,000	500,000
Total liabilities	2,633,600	3,602,097

Commitments and contingencies (Note 8)

Members' and stockholders' equity:
Fathom Realty Holdings, LLC members' equity	(179,213)	-
Fathom Realty Group Inc. stockholders' equity
Retained earnings	256,364	-
Total Fathom Realty Group Inc. stockholders' equity	256,364	-
Fathom Holdings, Inc. stockholders' equity
Common stock, Series A, $0.00 par value, 85,000,000 authorized and 85,000,000 and nil issued as of December 31, 2017 and December 31, 2018	-	-
Common stock, $0.00 par value, 100,000,000 authorized and nil and 44,488,311 issued as of December 31, 2017 and December 31, 2018	-	-
Additional paid-in capital	-	2,287,312
Accumulated deficit	(75,431)	(2,055,270)
Total Fathom Holdings, Inc. stockholders' (deficit) equity	(75,431)	232,042
Total stockholders' equity	180,933	232,042
Total members' and stockholders' equity	1,720	232,042
Total liabilities and members' and stockholders' equity	$2,635,320	$3,834,139

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2017	2018
Revenue	$55,378,037	$77,305,562
Cost of revenue	51,902,836	73,436,660

Gross profit	3,475,201	3,868,902

General and administrative	3,502,850	5,130,920
Marketing	315,942	255,090
Total operating expenses	3,818,792	5,386,010

Loss from operations	(343,591)	(1,517,108)

Other (expense), net
Interest (expense), net	(76,971)	(102,123)
Other expense	-	(16,819)
Other (expense), net	(76,971)	(118,942)

Loss from operations before income taxes	(420,562)	(1,636,050)
Income tax expense	-	27,155
Net loss	$(420,562)	$(1,663,205)

Net loss per share
Basic and Diluted		$(0.04)

Weighted average common shares outstanding
Basic and Diluted		38,955,107

Pro forma Net loss per share
Basic and Diluted	$(0.01)

Pro forma Weighted average common shares outstanding
Basic and Diluted	32,455,711

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

COMBINED AND CONSOLIDATED STATEMENTS OF

CHANGES IN MEMBERS’ AND STOCKHOLDERS’ EQUITY

	Fathom Realty Holdings, LLC	Fathom Realty Group, Inc.		Fathom Holdings Inc.
	Members' equity (deficit)	Common Stock and capital in excess of par	Retained earnings	Series A Common Stock	Common Stock	Additional Paid in Capital	Accumulated deficit	Total
Balance at December 31, 2016	$237,135	$-	$185,147	-	-	$-	$-	$422,282
Issuance of common stock	-	-	-	85,000,000	-	-	-	-
Net income (loss)	(416,348)	-	71,217	-	-	-	(75,431)	(420,562)
Balance at December 31, 2017	(179,213)	-	256,364	85,000,000	-	-	(75,431)	1,720
Cancellation of Series A	-	-	-	(85,000,000)	-	-	-	-
Exchange agreement Fathom Realty Group, Inc.	325,447	-	(325,447)	-	-	-	-	-
Purchase of membership units Fathom Realty Holdings, LLC	(70,000)	-	-	-	-	-	-	(70,000)
Issuance of common shares for Fathom Realty Holdings, LLC	(323,785)	-	-	-	36,197,344	323,785	-	-
Issuance of common shares for IntelliAgent, LLC (related party)	-	-	-	-	6,302,650	174	-	174
Issuance of common stock	-	-	-	-	1,710,000	1,710,000	-	1,710,000
Share based compensation	-	-	-	-	278,317	253,353	-	253,353
Net income (loss)	247,551		69,083	-	-	-	(1,979,839)	(1,663,205)
Balance at December 31, 2018	$-	$-	$-	-	44,488,311	$2,287,312	$(2,055,270)	$232,042

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(420,562)	$(1,663,205)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,365	23,400
Bad debt expense	26,562	111,467
Share based compensation	-	253,353
Change in operating assets and liabilities:
Accounts receivable	(617,147)	(222,877)
Due from affiliates	(7,058)	(72,191)
Prepaid and other assets	(13,833)	(4,127)
Accounts payable and accrued liabilities	680,912	885,008
Due to affiliates	(14,870)	(1)
Net cash used in operating activities	(342,631)	(689,173)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(7,405)	(12,397)
Purchase of capitalized software	-	(167,820)
Net cash used in investing activities	(7,405)	(180,217)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on loan payable	(16,225)	(16,510)
Proceeds from issuance of stock	-	1,710,000
Proceeds from note payable	400,000	500,000
Payments on note payable	(200,000)	(400,000)
Purchase of Fathom Realty Holdings, LLC membership interest	-	(70,000)
Net cash provided by financing activities	183,775	1,723,490

Net (decrease) increase in cash and cash equivalents	(166,261)	854,100
Cash and cash equivalents at beginning of period	320,699	154,438
Cash and cash equivalents at end of period	$154,438	$1,008,538

Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$76,971	$102,151
Income taxes paid	$-	$12,505

Issuance of non-voting units for Fathom Reatly Group Inc.	$-	$325,447
Issuance of common stock for Fathom Realty Holdings LLC	$-	$323,785

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Nature of Operations

Fathom Holdings, Inc. (“Fathom Holdings,” and collectively with its combined and consolidated subsidiaries and affiliates, the “Company”) is a cloud-based, technology-driven real estate brokerage company, working with agents, to help individuals purchase and sell residential properties primarily in the South, Atlantic, Southwest and Western parts of the United States. The Company has operations located in multiple states nationwide. The Company is engaged by its customers to assist with buying, selling, or leasing property. In exchange for its services, the Company is compensated by commission income earned upon closing of the sale of a property or execution of a lease. Typically, within the brokerage industry, all brokers involved in a sale are compensated based on commission rates negotiated in a listing agreement. Agents on the “buy” and “sell” sides of each transaction share the total commission identified in the listing agreement. The Company recognizes the portion of total commission — defined as total sales price multiplied by the commission rate — related to its services performed as broker for either the buyer or the seller in a transaction. In instances in which the Company represents both the buyer and the seller in a transaction, it recognizes the full commission on the transaction. The Company operates as one operating and reporting segment.

Fathom Realty Holdings, LLC, a Texas limited liability company (“Fathom Realty”), is a wholly owned subsidiary of Fathom Holdings that was formed on April 11, 2011 and is headquartered in Cary, North Carolina. Fathom Realty, previously doing business as Fathom Holdings TX, LLC, owns 100% of 18 subsidiaries, each an LLC representing the state the entity operates in (e.g. Fathom Realty NJ, LLC).

Fathom Realty Group Inc. (“Fathom Group”), is an S-Corporation formed in Texas on April 14, 2011. Fathom Group functions in a manner similar to Fathom Realty subsidiaries (i.e. representing Fathom Holdings’ business interests in California). Fathom Realty Group Inc. is a wholly-owned subsidiary of Fathom Realty Holdings LLC.

Fathom Holdings Inc., which is a North Carolina corporation, was known as Fathom Ventures, Inc. prior to filing the Amendment to the Articles of Incorporation on September 4, 2018 changing the name of the corporation and amending the number of authorized shares to 185,000,000 shares, no par value per share, all of one class designated Common Stock (85,000,000 of which were designated as Series A Common Stock and 100,000,000 of which were designated as Series B Common Stock).

Beginning in August 2018, the Company effected a corporate reorganization (the “Reorganization”), whereby the former members of our direct, wholly-owned subsidiary, Fathom Realty Holdings LLC, a Texas limited liability company, contributed all of their ownership interests in Fathom Realty Holdings LLC to Fathom Holdings Inc. in exchange for shares of the Company’s stock at a ratio of 1 to 3.169907. Prior to such contribution and exchange, the shareholders of Fathom Group, a Texas corporation, contributed all of their shares of stock in Fathom Group to Fathom Realty Holdings LLC in exchange for additional ownership interests in Fathom Realty Holdings LLC. Fathom Group is a wholly-owned subsidiary of Fathom Realty Holdings LLC.

On August 31, 2018, Fathom Holdings also issued 6,302,650 shares of Series B Common stock in exchange for all the member units of IntelliAgent LLC (“IntelliAgent”), an affiliated company. IntelliAgent develops software for the real estate industry and substantially all of the value of the business was attributable to the intellectual property acquired. Fathom Holdings’ Chief Executive Officer and President were the majority members of IntelliAgent and therefore the exchange has been accounted for as an asset acquisition under common control.

As part of the Reorganization, the Company restated its Articles of Incorporation on September 11, 2018 such that (i) each share of Series A Common Stock outstanding as of the immediately prior to the filing of the Restated Articles of Incorporation was cancelled and (ii) each two shares of Series B Common Stock outstanding as of immediately prior to the filing of the Restated Articles of Incorporation was converted and reclassified into one share of Common Stock. Pursuant to the Restated Articles of Incorporation, the Company also amended the number of authorized shares of the corporation to 100,000,000 shares, no par value, all of one class designated Common Stock. The Company refers to these steps as the “Exchange Transactions.” The Exchange Transactions did not affect the Company’s operations, which continue to be conducted through the Company’s operating subsidiaries.

Prior to and through the date of the Exchange Transactions, Fathom Holdings’ Chief Executive Officer was the majority shareholder/member in each of Fathom Realty, Fathom Group and Fathom Ventures, and therefore, the Exchange Transactions have been accounted for as acquisitions under common control and due to the similar nature of the entities business, the financial statements for the year ended December 31, 2017, and for the period January 1, 2018 through September 11, 2018 have been presented on a combined basis.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination/Consolidation – The Combined and Consolidated Financial Statements include the accounts of the Company’s subsidiaries for all periods, because the entities are and were under common control and management. All transactions and accounts between and among its subsidiaries have been eliminated. The combined and consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). All adjustments and disclosures necessary for a fair presentation of these consolidated and combined financial statements have been included.

Prior to the Exchange Transactions, on August 31, 2018, Fathom Realty, its subsidiaries, and Fathom Group were all under common control by Fathom’s Chief Executive Officer, and therefore, the Company is required to account for such acquisitions on a carryover basis. Under this method of accounting, our consolidated financial statements as of December 31, 2018 include the historical carryover basis in the assets and liabilities of Fathom Realty, its subsidiaries, Fathom Group and IntelliAgent, instead of reflecting the fair market value of the assets and liabilities on the acquisition date.

Certain Significant Risks and Business Uncertainties – The Company is subject to the risks and challenges associated with companies at a similar stage of development. These include dependence on key individuals, successful development and marketing of its offerings, and competition with larger companies with greater financial, technical, and marketing resources. Further, during the period required to achieve substantially higher revenue in order to become profitable, the Company may require additional funds that might not be readily available or might not be on terms that are acceptable to the Company.

Consideration of Going Concern – The Company has a history of negative cash flows from operations and operating losses, and experienced net losses of approximately $1.6 million and $421 thousand in the years ended December 31, 2018 and 2017.  Additionally, the Company anticipates further expenditures associated with the process of expanding the business.  Combined with the Company’s levels of working capital, management determined these conditions raised substantial doubt as to the Company’s ability to continue as a going concern.  Management believes that its planned budget and expected ability to achieve sales volumes necessary to cover forecasted expenses alleviates the substantial doubt about our ability to continue as a going concern for a period of at least one year from the date of the issuance of the combined and consolidated financial statements.

Use of Estimates – The preparation of combined and consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to provisions for doubtful accounts, legal contingencies, income taxes, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments. From time to time, the Company’s cash deposits exceed federally insured limits. The Company has not experienced any losses resulting from these excess deposits.

Fair Value Measurements – Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The methodology establishes consistency and comparability by providing a fair value hierarchy that prioritizes the inputs to valuation techniques into three broad levels, which are described below:

•	Level 1 inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially).
•	Level 3 inputs are unobservable inputs that reflect the entity's own assumptions in pricing the asset or liability (used when little or no market data is available).

The fair value of cash and cash equivalents, accounts receivable, prepaids and other assets, and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturities. The loan and note payable are presented at their carrying value, which based on borrowing rates currently available to the Company for loans with similar terms, approximates their fair values.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable – Accounts receivable are comprised of balances due from customers and the Company’s agents, net of estimated allowances for uncollectible accounts. In determining collectability, historical trends are evaluated, and specific customer issues are reviewed on a periodic basis to arrive at appropriate allowances.

Property and Equipment – Property and equipment is stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings. Depreciation is provided using the straight-line method in amounts considered to be sufficient to amortize the cost of the assets to operations over their estimated useful lives or lease terms, as follows:

Asset category	Depreciable life
Vehicles	7 years
Computers and equipment	5 years
Furniture and fixtures	7 years

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets might not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such asset were considered to be impaired, an impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset. To date, no such impairment has occurred.

Capitalized internal use software – Costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct internal and external costs relating to upgrades or enhancements that meet the capitalization criteria are capitalized in property and equipment and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized as well.

Capitalized software costs are amortized over the expected useful lives of those releases. Currently, capitalized software costs for internal use has a useful live estimated at three years.

Estimated useful lives of website and software development activities are reviewed annually or whenever events or changes in circumstances indicate that intangible assets may be impaired and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Revenue Recognition – The Company recognizes revenue under the core principle to depict the transfer of control to the Company’s customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when a performance obligation is satisfied.

The Company’s revenue substantially consists of commissions generated from real estate brokerage services. The Company is contractually obligated to provide for the fulfillment of transfers of real estate between buyers and sellers. The Company provides these services itself and controls the services of its agents necessary to legally transfer the real estate. Correspondingly, the Company is defined as the Principal. The Company, as Principal, satisfies its obligation upon the closing of a real estate transaction. The Company has concluded that agents are not employees of the Company, rather deemed to be independent contractors. Upon satisfaction of its obligation, the Company recognizes revenue in the gross amount of consideration it is entitled to receive. The transaction price is calculated by taking the Company’s portion of the agreed upon commission rate and applying that to the property’s selling price. Commissions revenue contains a single performance obligation that is satisfied upon the closing of a real estate transaction, at which point the entire transaction price is earned. The Company’s customers remit payment for the Company’s services to the title company or attorney closing the sale of property at the time of closing. The Company receives payment upon close of property or within days of the closing of a transaction. The Company is not entitled to any commission until the performance obligation is satisfied and is not owed any commission for unsuccessful transactions, even if services have been provided.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Company has utilized the practical expedient in ASC 606 and elected not to capitalize contract costs for contracts with customers with durations less than one year. The Company does not have significant remaining unfulfilled performance obligations or contract balances.

Cost of Revenue – Cost of revenue consists primarily of agent commissions less transaction fees paid by our agents.

Marketing Expenses – Advertising expenses consist primarily of marketing and promotional materials. Advertising costs are expensed as they are incurred.

Leases – The Company categorizes leases at their inception as either operating or capital leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays, that defer the commencement date of required payments.

Stock-based Compensation – Stock-based compensation for employees and non-employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are recognized when they occur. Fully vested restricted stock awards are measured on grant date at fair value.

Income Taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the combined financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company will establish a valuation allowance for deferred tax assets if it is more likely than not that these items will expire before either the Company is able to realize their benefit or that future deductibility is uncertain.

The Company believes that it is currently more likely than not that its deferred tax assets will not be realized and as such, it has recorded a full valuation allowance for these assets. The Company evaluates the likelihood of the ability to realize deferred tax assets in future periods on a quarterly basis, and when appropriate evidence indicates it would release its valuation allowance accordingly. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and accumulated deficit, the Company provided a full valuation allowance against the U.S. tax assets resulting from the tax losses.

Loss Per Share – Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share excludes, when applicable, the potential impact of unvested shares of restricted stock because their effect would be anti-dilutive due to our net loss. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. The Company’s pro forma basic net income per common share amount for the year ended December 31, 2017 has been computed based on the weighted-average number of shares of common stock outstanding as if the common shares issued as part of the exchange transaction were outstanding for that entire period.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). This guidance provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company early adopted ASU 2014-09 and its related amendments (collectively known as “ASC 606”) effective on January 1, 2017, using the modified retrospective adoption methodology, and has recognized revenue in accordance with ASC 606 for all periods presented.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

No adjustments upon adoption were recorded. Further description of the impact of this pronouncement is included in the Revenue Recognition policy noted above.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718), Scope of Modification Accounting, (“ASU 2017-09”), which provides guidance on determining which changes to the terms and conditions of share-based payment awards require an entity to apply modification accounting. ASU 2017-09 requires modification accounting if the fair value, vesting conditions, or equity or liability classification of the award is not the same immediately before and after a change to the terms and conditions of the award. The Company adopted ASU 2017-09 on a prospective basis as of December 31, 2017 and the adoption did not have a material impact upon the Company’s financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting, (“ASU 2018-17”), which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under ASU 2018-17, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606. The Company adopted ASU 2018-07 on a prospective basis as of January 1, 2018 and the adoption did not have a material impact upon the Company’s financial statements.

Recently Issued Accounting Standards

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02 (“ASU 2016-02”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; ASU No. 2018-11, Targeted Improvements; and ASU No. 2018-20, Narrow-Scope Improvements for Lessors. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The Company will adopt ASU 2016-02 effective January 1, 2019 using the modified retrospective approach. In connection with the adoption, we will elect to utilize the modified retrospective presentation whereby the Company will continue to present prior period financial statements and disclosures under ASC 840. In addition, we will elect the transition package of three practical expedients permitted within the standard, which eliminates the requirements to reassess prior conclusions about lease identification, lease classification and initial direct costs.  Further, we will adopt a short-term lease exception policy, permitting us to not apply the recognition requirements of this standard to short-term leases (i.e. leases with terms of 12 months or less) and an accounting policy to account for lease and non-lease components as a single component for certain classes of assets.

Adoption of the new standard is expected to result in an immaterial amount of right-of-use assets and lease liabilities related to our operating leases, recorded on our consolidated balance sheet as of January 1, 2019. The difference between the lease assets and lease liabilities, which is expected to be immaterial, will be recorded as an adjustment to retained earnings.  The standard is not expected to materially affect the Company's consolidated net earnings or have any impact on cash flows.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Property and Equipment, Net

Property and equipment, net consist of the following:

	December 31,
	2017	2018
Vehicles	$119,324	$119,324
Computers and equipment	34,456	45,545
Furniture and fixtures	14,984	16,292
Total property and equipment	168,764	181,161
Accumulated depreciation	(67,142)	(90,542)
Total property and equipment, net	$101,622	$90,619

Depreciation expense for property and equipment was $23,365 and $23,400 for the years ended December 31, 2017 and 2018, respectively.

Note 4. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31,
	2017	2018
Accounts payable	$253,485	$817,814
Deferred annual fee	83,542	299,291
Accrued expenses	33,401	179,322
Accrued commissions	1,582,463	1,489,246
Accrued bonuses	60,700	143,900
Credit card liability	74,809	71,757
Other accrued liabilities	49,637	21,715
Total accounts payable and accrued liabilities	$2,138,037	$3,023,045

Note 5. Debt

Loan Payable

The Company obtained a loan for an automobile used by the Chief Executive Officer. The term of the loan is from July 2016 through December 2022 with an annual interest rate of 1.74%. The components of the loan payable are as follows:

	December 31,
	2017	2018
Loan payable - Automobile loan	$85,498	$68,988
Less current portion	(16,510)	(16,800)
Loan payable, net of current portion	$68,988	$52,188

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Maturities of the loan payable obligation as of December 31, 2018 are as follows:

Year ending December 31,	Maturities of Loan Payable
2019	$16,800
2020	17,095
2021	17,394
2022	17,699
$68,988

Note Payable

On April 14, 2017, Fathom Realty entered into a Loan Agreement with Quail Point Corp. (the “Lender”) whereby Fathom Realty borrowed $400,000 from the Lender. Interest is payable each month at 1.6675% (20% annually) and the was due to mature on March 1, 2037 with the principal due at that time. The Loan Agreement allowed for principal payments at any time without pre-payment penalty.

On February 6, 2018, Fathom Realty entered into a new Loan Agreement (“New Loan Agreement”) for $500,000 with the Lender. The new agreement extinguished the original loan and established a new loan. The fair value of the New Loan Agreement equaled the carrying value. Interest is payable each month at 1.6675% (20% annually) and the note matures on March 1, 2023 with the principal due at that time. The New Loan Agreement allows for principal payments at any time without pre-payment penalty.

Note 6. Members’ and Stockholders’ Equity

Fathom Realty

Common and Preferred Units

At January 1, 2017 there were 18,461,688 Common Units (16,357,988 voting and 2,103,700 non-voting) and 2,575,855 Preferred Units outstanding. Common Units were subordinate to the Preferred Units with respect to rights upon liquidation, winding up and dissolution of Fathom Realty. Distributions in excess of the preference amount were to be distributed to holders of the Preferred Units and Common Units, pro rata according to the number of such units held.

On January 14, 2018, Fathom Realty issued 2,495,584 non-voting Common Units to Fathom Realty’s Chief Financial Officer pursuant to his exercising an option granted by Fathom Realty in 2012 in accordance with the agreement’s original terms.

On August 31, 2018, Fathom Realty issued 1,543,547 non-voting Common Units to certain members in exchange for all of the capital stock of Fathom Group.

On September 3, 2018, Fathom Realty purchased 134,865 Voting Common Units from its members for $70,000.

On September 4, 2018, Fathom Realty exchanged all of its members’ interests, including all Common and Preferred Units, for 72,394,690 shares of Series B Common Stock of Fathom Holdings, which were subsequently converted into 36,197,344 shares of common stock at the time of the reclassification and Reverse Stock Split (as defined below).

Fathom Holdings Inc.

Common Stock

Fathom Holdings Inc. was originally authorized to issue 10,000,000 shares of common stock with no par value per share. The shares were designated as Series A common stock (“Series A Common Stock”) (8,500,000) and Series B common stock (“Series B Common Stock”) (1,500,000), respectively. The Series A Common Stock was entitled to one vote per share and the Series B Common Stock had no voting rights.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

On May 8, 2017 Fathom Holdings Inc. issued 8,500,000 (85,000,000 after the Stock Split, as defined below) shares of Series A Common Stock, with no par value.

On February 7, 2018, Fathom Holdings Inc. amended its Articles of Incorporation to increase the number of authorized shares from 10,000,000 shares of common stock to 100,000,000 shares of common stock, with authority to issue 85,000,000 shares of Series A Common Stock and 15,000,000 shares of Series B Common Stock. On February 7, 2018, Fathom Holdings Inc. also effected a stock split whereby each then-outstanding share of common stock was converted into 10 shares of common stock at a ratio of ten-for-one (the “Stock Split”).

On August 31, 2018 Fathom Holdings Inc. adopted an amendment to its Articles of Incorporation to increase the number of authorized shares from 100,000,000 shares of common stock to 185,000,000 shares of common stock, with authority to issue 85,000,000 shares of Series A Common Stock and 100,000,000 shares of Series B Common Stock.

On September 11, 2018, Fathom Holdings Inc. restated its Articles of Incorporation to simultaneously (i) cancel each issued and outstanding share of Series A Common Stock, (ii) convert and reclassify the issued and outstanding shares of Series B Common Stock into shares of common stock, no par value per share, at a ratio of one-for-two (“Reverse Stock Split”) and (iii) to reduce the number of authorized shares from 185,000,000 shares of common stock to 100,000,000 shares of common stock all of one class. The financial statements and related disclosures give retroactive effect to the Stock Split and the Reverse Stock Split for all periods presented.

On August 31, 2018, the Company issued 1,485,000 shares of common stock for $1.00 a share to third parties. On October 31, 2018, the Company issued 225,000 shares of common stock for $1.00 a share to third parties.

Note 7. Stock based compensation

The Company’s 2017 Stock Plan (the “Plan”) provides for granting stock options and restricted stock awards to employees, directors, contractors and consultants of the Company. A total of 15,000,000 shares of common stock is authorized to be issued pursuant to the Plan.

On February 8, 2018 and December 29, 2018, pursuant to the Plan, the Company granted 178,317 and 100,000 fully vested Restricted Stock Awards for common stock to certain employees and agents. The Company recognized $253,353 in related stock compensation expense for the year ended December 31, 2018, which is included in general and administrative expense.

The fair value of the Company’s Restricted Stock Awards was estimated to be $0.86 at February 8, 2018. In order to determine the fair value of the Company’s common stock, the Company considered, among other things, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2017	-	N/A
Granted	278,317	$0.91
Vested	(278,317)	$(0.91)
Forfeited	-	-
Nonvested at December 31, 2018	-	-

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Commitments and Contingencies

Operating Leases

Total rent expense charged to selling, general and administrative expenses was $174,596 and $211,444 for the years ended December 31, 2017 and 2018, respectively. The table below shows the future minimum rental payments, exclusive of taxes, insurance and other costs, under the leases as of December 31, 2018:

Year ending December 31,	Operating Leases
2019	$99,198
2020	89,604
2021	33,275
2022	21,950
2023 and thereafter	67,425
Total Minimum Lease Payments	$311,452

Legal Proceedings

From time to time the Company is involved in litigation, claims, and other proceedings arising in the ordinary course of business. Such litigation and other proceedings may include, but are not limited to, actions relating to employment law and misclassification, intellectual property, commercial or contractual claims, brokerage or real estate disputes, or other consumer protection statutes, ordinary-course brokerage disputes like the failure to disclose property defects, commission disputes, and vicarious liability based upon conduct of individuals or entities outside of the Company’s control, including agents and third-party contractor agents. Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. As of December 31, 2018, there was no litigation against the Company.

Note 9. Related Party Transactions

Due from affiliates

Fathom Realty has loaned monies to other entities controlled by shareholders/members of the Company.

Due from affiliates consists of the following:

	December 31,
	2017	2018
Hometown Heroes Holdings, LLC	$582,408	$601,729
IntelliAgent, LLC	2,514	-
On Target Transactions LLC	11,310	66,868
Total due from affiliates	$596,232	$668,597

Hometown Heroes Holdings, LLC (“Hometown Heroes Holdings”) is a real estate portal that generates real estate leads. Hometown Heroes Holdings is fully owned by Joshua Harley, Marco Fregenal and Glenn Sampson, who are officers (Harley and Fregenal), directors and shareholders of the Company. On July 31, 2019 Hometown Heroes Holdings paid all monies due to the Company, net of amounts due by the Company (see below) to Hometown Heroes Holdings.

IntelliAgent is a software development company that is used in the real estate industry. As of December 31, 2017, IntelliAgent was wholly owned by Messrs. Harley and Fregenal, but in 2018 it became a wholly owned subsidiary of the Company (see Note 1).

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

On Target Transactions LLC (“On Target Transactions”) is a transaction management company for real estate agents. Messrs. Harley and Fregenal own a total of 60% of On Target Transactions.

Due to affiliates

Fathom Realty has outstanding monies due to related parties and other entities controlled by shareholders/members of the Company.

Due to affiliates consists of the following:

	December 31,
	2017	2018
Hometown Heroes Holdings, LLC	10,065	10,064
Total due to affiliates	$10,065	$10,064

Hometown Heroes Holdings is a real estate portal that generates real estate leads. Hometown Heroes Holdings is fully owned by three shareholders of the Company.

Note 10. Income Taxes

The provision for income taxes consists of the following:

	December 31,
	2017	2018
Current provision (benefit):
Federal	$-	$-
State	-	27,155

Total current	-	27,155

Deferred provision (benefit):
Federal	-	-
State	-	-

Total deferred	-	-

Income tax expense	$-	$27,155

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate consist of the following:

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2017		2018
	$	%	$	%
Provision for federal income taxes at statutory rates	$-	0%	$(343,571)	21%
Provision for state income taxes, net of federal benefit	-	0%	(9,699)	1%
Effect of flow-through entity	-	0%	(2,542)	0%
Change in valuation allowance	-	0%	410,754	-26%
Nondeductible expenses	-	0%	698	0%
Tax effect of entities not included in consolidated return	-		(25,573)	2%
Effect of state rate change	-	0%	-	0%
Other	-	0%	(2,912)	0%

Income tax expense	$-	0%	$27,155	-2%

Effective tax rate			-1.66%

The tax effects of the temporary differences and carryforwards that give rise to the deferred tax assets consist of the following:

	December 31,
	2017	2018
Deferred tax assets
Net operating loss carryforward	$1,354	$484,058
Property and equipment	-	1,576
Intangibles	-	930
Interest expense carryforward	-	8,374
Charitable contributions carryover	35	322
Other accrued liabilities	-	-

Total deferred tax assets	1,389	495,260

Deferred tax liabilities
Investment in partnership	(1,622)	-
Internally developed software	-	(38,186)
Prepaid expenses	-	(7,301)

Total deferred tax liabilities	(1,622)	(45,487)

Valuation allowance	233	449,773

Deferred tax asset, net	$-	$-

On December 22, 2017, HR1, also known as the Tax Cuts and Jobs Act, was signed into law. Among other items, HR1 reduced the federal corporate tax rate to 21% from the existing maximum rate of 35%, effective January 1, 2018. While the effective rate did not impact the current federal tax expense until 2018, effect of the change to 21% was recognized on deferred tax assets as of December 31, 2017.

As of December 31, 2018, the Company had federal and state net operating loss carryforwards of $2,135,093 and $941,411, respectively. Losses will begin to expire, if not utilized, by 2032. Utilization of the net operating loss carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986 as amended, and similar provisions.

The Company applies the standards on uncertainty in income taxes contained in Accounting Standards Codification Topic 740, Accounting for Income Taxes. The adoption of this interpretation did not have any impact on the Company's consolidated financial statements, as the Company did not have any significant unrecognized tax benefits during the year ended December 31, 2018. Currently, the statute of limitations remains open subsequent to and including the year ended December 31, 2016.

Note 11. Subsequent Events

On January 2, 2019, pursuant to the Company’s 2017 Stock Plan, the Company granted 910,092 fully vested Restricted Stock Awards for common stock to certain employees and agents. During June 2019, pursuant to the Company’s 2017 Stock Plan, the Company granted 633,217 fully vested Restricted Stock Awards for common stock to certain employees and agents.

During March 2019, the Company sold, in aggregate, 576,000 shares of common stock for $1.00 a share to third parties.

On April 16, 2019, the Board granted stock option awards to the Independent Directors to acquire 130,000 shares of common stock with an exercise price of $1.00 per share. The exercise price of these stock option awards was established at the fair value of the Company’s common stock which was determined based on sales of common stock to third parties that occurred during the quarter ended June 30, 2019. The stock options will vest on the earlier of (a) one year from the date of grant and (b) the next (i.e. 2020) annual stockholder meeting, subject to the director’s continued service on the Board.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2018	June 30, 2019
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,008,538	$979,068
Accounts receivable, net of allowance for doubtful accounts of $138,030 and $219,724	1,816,650	1,338,385
Due from affiliates	668,597	479,976
Prepaid and other current assets	81,915	71,274
Total current assets	3,575,700	2,868,703
Property and equipment, net	90,619	89,609
Capitalized software	167,820	292,934
Lease right of use assets	-	219,140
Total assets	$3,834,139	$3,470,386

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$3,023,045	$2,824,454
Due to affiliates	10,064	10,065
Loan payable - current portion	16,800	16,947
Lease liability - current portion	-	80,104
Total current liabilities	3,049,909	2,931,570
Loan payable, net of current portion	52,188	43,677
Note payable	500,000	500,000
Lease liability, net of current portion	-	139,974
Total liabilities	3,602,097	3,615,221

Commitments and contingencies

Stockholders' Equity:
Common stock, $0.00 par value, 100,000,000 authorized and 44,488,311 and 46,607,620 issued as of December 31, 2018 and June 30, 2019	-	-
Additional paid-in capital	2,287,312	4,418,436
Accumulated deficit	(2,055,270)	(4,563,271)
Total stockholders' equity	232,042	(144,835)
Total liabilities and stockholders' equity	$3,834,139	$3,470,386

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2019	2018	2019
Revenue	$23,134,041	$27,778,270	$36,244,979	$45,927,039
Cost of revenue	22,075,604	26,013,137	33,723,461	42,879,197

Gross profit	1,058,437	1,765,133	2,521,518	3,047,842

General and administrative	913,996	2,745,861	2,138,937	5,371,326
Marketing	77,067	46,186	197,004	103,949
Total operating expenses	991,063	2,792,047	2,335,941	5,475,275

Income (Loss) from operations	67,374	(1,026,914)	185,577	(2,427,433)

Other (expense), net
Interest (expense), net	(29,210)	(26,991)	(54,753)	(54,431)
Other expense	(79,500)	(853)	(187,000)	(34,117)
Other (expense), net	(108,710)	(27,844)	(241,753)	(88,548)

Loss from operations before income taxes	(41,336)	(1,054,758)	(56,176)	(2,515,981)
Income tax benefit	-	(12,000)	-	(7,980)

Net loss	$(41,336)	$(1,042,758)	$(56,176)	$(2,508,001)

Net loss per share
Basic and Diluted		$(0.02)		$(0.05)

Weighted average common shares outstanding
Basic and Diluted		46,096,044		45,805,669

Pro forma Net loss per share
Basic and Diluted	$(0.00)		$(0.00)

Pro forma Weighted average common shares outstanding
Basic and Diluted	36,589,412		36,267,887

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Common Stock		Additional Paid in	Accumulated
	Shares	Par Value	Capital	deficit	Total
Balance at December 31, 2018	44,488,311	$-	$2,287,312	$(2,055,270)	$232,042
Sale of common stock	576,000	-	576,000	-	576,000
Share based compensation	1,543,309	-	1,555,124	-	1,555,124
Net loss	-	-	-	(2,508,001)	(2,508,001)
Balance at June 30, 2019 (Unaudited)	46,607,620	$-	$4,418,436	$(4,563,271)	$(144,835)

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2018 (Combined)	2019 (Consolidated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(56,176)	$(2,508,001)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,595	12,147
Bad debt expense	114,712	81,694
Share based compensation	153,352	1,555,124
Change in operating assets and liabilities:
Accounts receivable	954,137	396,571
Due from affiliates	(56,994)	188,621
Prepaid and other assets	12,816	10,641
Accounts payable and accrued liabilities	(1,167,737)	(198,592)
Operating lease right of use assets and liabilities	-	939
Due to affiliates	-	1
Net cash used in operating activities	(34,295)	(460,855)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,618)	(11,137)
Purchase of capitalized software	(52,500)	(125,114)
Net cash used in investing activities	(55,118)	(136,251)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on loan payable	(8,220)	(8,364)
Proceeds from issuance of common stock	-	576,000
Proceeds from note payable	500,000	-
Payments on note payable	(400,000)	-
Net cash provided by financing activities	91,780	567,636

Net increase in cash and cash equivalents	2,367	(29,470)
Cash and cash equivalents at beginning of period	154,438	1,008,538
Cash and cash equivalents at end of period	$156,805	$979,068

Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$54,753	$54,500
Income taxes paid	$-	$1,250

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Nature of Operations

Fathom Holdings, Inc. (“Fathom Holdings,” and collectively with its combined and consolidated subsidiaries and affiliates, the “Company”) is a cloud-based, technology-driven real estate brokerage company, working with agents, to help individuals purchase and sell residential properties primarily in the South, Atlantic, Southwest and Western parts of the United States. The Company has operations located in multiple states nationwide. The Company is engaged by its customers to assist with buying, selling, or leasing property. In exchange for its services, the Company is compensated by commission income earned upon closing of the sale of a property or execution of a lease. Typically, within the brokerage industry, all brokers involved in a sale are compensated based on commission rates negotiated in a listing agreement. Agents on the “buy” and “sell” sides of each transaction share the total commission identified in the listing agreement. The Company recognizes the portion of total commission- defined as total sales price multiplied by the commission rate- related to its services performed as broker for either the buyer or the seller in a transaction. In instances in which the Company represents both the buyer and the seller in a transaction, it recognizes the full commission on the transaction. The Company operates as one operating and reporting segment.

Fathom Realty Holdings, LLC, a Texas limited liability company (“Fathom Realty”), is a wholly owned subsidiary of Fathom Holdings that was formed on April 11, 2011 and is headquartered in Cary, North Carolina. Fathom Realty, previously doing business as Fathom Holdings TX, LLC, owns 100% of 18 subsidiaries, each an LLC representing the state the entity operates in (e.g. Fathom Realty NJ, LLC).

Fathom Realty Group Inc. (“Fathom Group”), is an S-Corporation formed in Texas on April 14, 2011. Fathom Group functions in a manner similar to Fathom Realty subsidiaries (i.e. representing Fathom Holdings’ business interests in California). Fathom Realty Group Inc. is a wholly-owned subsidiary of Fathom Realty Holdings LLC.

Fathom Holdings Inc., which is a North Carolina corporation, was known as Fathom Ventures, Inc. prior to filing the Amendment to the Articles of Incorporation on September 4, 2018 changing the name of the corporation and amending the number of authorized shares to 185,000,000 shares, no par value per share, all of one class designated Common Stock (85,000,000 of which were designated as Series A Common Stock and 100,000,000 of which were designated as Series B Common Stock).

Beginning in August 2018, the Company effected a corporate reorganization (the “Reorganization”), whereby the former members of our direct, wholly-owned subsidiary, Fathom Realty Holdings LLC, a Texas limited liability company, contributed all of their ownership interests in Fathom Realty Holdings LLC to Fathom Holdings Inc. in exchange for shares of the Company’s stock at a ratio of 1 to 3.169907. Prior to such contribution and exchange, the shareholders of Fathom Group, a Texas corporation, contributed all of their shares of stock in Fathom Group to Fathom Realty Holdings LLC in exchange for additional ownership interests in Fathom Realty Holdings LLC. Fathom Group is a wholly-owned subsidiary of Fathom Realty Holdings LLC.

As part of the Reorganization, the Company restated its Articles of Incorporation on September 11, 2018 such that (i) each share of Series A Common Stock outstanding as of the immediately prior to the filing of the Restated Articles of Incorporation was cancelled and (ii) each two shares of Series B Common Stock outstanding as of immediately prior to the filing of the Restated Articles of Incorporation was converted and reclassified into one share of Common Stock. Pursuant to the Restated Articles of Incorporation, the Company also amended the number of authorized shares of the corporation to 100,000,000 shares, no par value, all of one class designated Common Stock. The Company refers to these steps as the “Exchange Transactions.” The Exchange Transactions did not affect the Company’s operations, which continue to be conducted through the Company’s operating subsidiaries.

Prior to and through the date of the Exchange Transactions, Fathom Holdings’ Chief Executive Officer was the majority shareholder/member in each of Fathom Realty, Fathom Group and Fathom Ventures, and therefore, the Exchange Transactions have been accounted for as acquisitions under common control and due to the similar nature of the entities business, the financial statements for the three months and six months ended June 30, 2018 have been presented on a combined basis.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Combination/Consolidation – The accompanying unaudited interim condensed combined and consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as determined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They may not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include the accounts of Fathom Holdings’ wholly owned subsidiaries. All transactions and accounts between and among its subsidiaries have been eliminated. All adjustments and disclosures necessary for a fair presentation of these consolidated and combined financial statements have been included.

Prior to the Exchange Transactions, on August 31, 2018, Fathom Realty, its subsidiaries, and Fathom Group were all under common control by Fathom’s Chief Executive Officer, and therefore, the Company is required to account for such acquisitions on a carryover basis. Under this method of accounting, our consolidated financial statements include the historical carryover basis in the assets and liabilities of Fathom Realty, its subsidiaries, Fathom Group and IntelliAgent, instead of reflecting the fair market value of the assets and liabilities on the acquisition date.

Certain Significant Risks and Business Uncertainties – The Company is subject to the risks and challenges associated with companies at a similar stage of development. These include dependence on key individuals, successful development and marketing of its offerings, and competition with larger companies with greater financial, technical, and marketing resources. Further, during the period required to achieve substantially higher revenue in order to become profitable, the Company may require additional funds that might not be readily available or might not be on terms that are acceptable to the Company.

Consideration of Going Concern – The Company has a history of negative cash flows from operations and operating losses, and experienced net losses of approximately $1.6 million and $421 thousand in the years ended December 31, 2018 and 2017.  Additionally, the Company anticipates further expenditures associated with the process of expanding the business.  Combined with the Company’s negative working capital, management determined these conditions raised substantial doubt as to the Company’s ability to continue as a going concern.  Management believes that its planned budget and expected ability to achieve sales volumes necessary to cover forecasted expenses alleviates the substantial doubt about our ability to continue as a going concern for a period of at least one year from the date of the issuance of the combined and consolidated financial statements.

Use of Estimates – The preparation of combined and consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to provisions for doubtful accounts, legal contingencies, income taxes, and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments. From time to time, the Company’s cash deposits exceed federally insured limits. The Company has not experienced any losses resulting from these excess deposits.

Fair Value Measurements – Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The methodology establishes consistency and comparability by providing a fair value hierarchy that prioritizes the inputs to valuation techniques into three broad levels, which are described below:

•	Level 1 inputs are quoted market prices in active markets for identical assets or liabilities (these are observable market inputs).
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability (includes quoted market prices for similar assets or identical or similar assets in markets in which there are few transactions, prices that are not current or prices that vary substantially).
•	Level 3 inputs are unobservable inputs that reflect the entity's own assumptions in pricing the asset or liability (used when little or no market data is available).

The fair value of cash and cash equivalents, accounts receivable, prepaids and other assets, and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturities. The loan and note payable are presented at their carrying value, which based on borrowing rates currently available to the Company for loans with similar terms, approximates their fair values.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable – Accounts receivable are comprised of balances due from customers and the Company’s agents, net of estimated allowances for uncollectible accounts. In determining collectability, historical trends are evaluated, and specific customer issues are reviewed on a periodic basis to arrive at appropriate allowances.

Property and Equipment – Property and equipment is stated at cost, less accumulated depreciation. Maintenance and repairs are charged to expense when incurred. Additions and improvements that extend the economic useful life of the asset are capitalized and depreciated over the remaining useful lives of the assets. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any resulting gain or loss is reflected in current earnings. Depreciation is provided using the straight-line method in amounts considered to be sufficient to amortize the cost of the assets to operations over their estimated useful lives or lease terms, as follows:

Asset category	Depreciable life
Vehicles	7 years
Computers and equipment	5 years
Furniture and fixtures	7 years

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets might not be recoverable. Recoverability of assets to be held and used is measured first by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets were considered to be impaired, an impairment loss would be recognized when the carrying amount of the asset exceeds the fair value of the asset. To date, no such impairment has occurred.

Capitalized internal use software – Costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct internal and external costs relating to upgrades or enhancements that meet the capitalization criteria are capitalized in property and equipment and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized as well.

Capitalized software costs are amortized over the expected useful lives of those releases. Currently, capitalized software costs for internal use has a useful life estimated at three years.

Estimated useful lives of website and software development activities are reviewed annually or whenever events or changes in circumstances indicate that intangible assets may be impaired and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Revenue Recognition – The Company recognizes revenue under the core principle to depict the transfer of control to the Company’s customers in an amount reflecting the consideration to which the Company expects to be entitled. In order to achieve that core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when a performance obligation is satisfied.

The Company’s revenue substantially consists of commissions generated from real estate brokerage services. The Company is contractually obligated to provide for the fulfillment of transfers of real estate between buyers and sellers. The Company provides these services itself and controls the services of its agents necessary to legally transfer the real estate. Correspondingly, the Company is defined as the Principal. The Company, as Principal, satisfies its obligation upon the closing of a real estate transaction. The Company has concluded that agents are not employees of the Company, rather deemed to be independent contractors. Upon satisfaction of its obligation, the Company recognizes revenue in the gross amount of consideration it is entitled to receive. The transaction price is calculated by taking the Company’s portion of the agreed upon commission rate and applying that to the property’s selling price. Commissions revenue contains a single performance obligation that is satisfied upon the closing of a real estate transaction, at which point the entire transaction price is earned. The Company’s customers remit payment for the Company’s services to the title company or attorney closing the sale of property at the time of closing. The Company receives payment upon close of property or within days of the closing of a transaction. The Company is not entitled to any commission until the performance obligation is satisfied and is not owed any commission for unsuccessful transactions, even if services have been provided.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Company has utilized the practical expedient in ASC 606 and elected not to capitalize contract costs for contracts with customers with durations less than one year. The Company does not have significant remaining unfulfilled performance obligations or contract balances.

Cost of Revenue – Cost of revenue consists primarily of agent commissions less transaction fees paid by our agents.

Marketing Expenses – Advertising expenses consist primarily of marketing and promotional materials. Advertising costs are expensed as they are incurred.

Leases – The Company categorizes leases at their inception as either operating or finance leases based on the criteria in ASC 842, Leases. The Company adopted ASC 842 on January 1, 2019, using the modified retrospective approach, and has established a Right-of-Use (“ROU”) Asset and a current and non-current Lease Liability for each lease arrangement identified. The lease liability is recorded at the present value of the lease payments not yet paid discounted using the discount rate for the lease established at the commencement date, and the ROU asset is measured as the lease liability plus any initial direct costs, less any lease incentives received before commencement. The Company recognizes a single lease cost, so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis.

Stock-based Compensation – Stock-based compensation for employees and non-employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are recognized when they occur. Fully vested restricted stock awards are measured on grant date at fair value.

Income Taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the combined financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company will establish a valuation allowance for deferred tax assets if it is more likely than not that these items will expire before either the Company is able to realize their benefit or that future deductibility is uncertain.

The Company believes that it is currently more likely than not that its deferred tax assets will not be realized and as such, it has recorded a full valuation allowance for these assets. The Company evaluates the likelihood of the ability to realize deferred tax assets in future periods on a quarterly basis, and when appropriate evidence indicates it would release its valuation allowance accordingly. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating losses, lack of taxable income, and accumulated deficit, the Company provided a full valuation allowance against the U.S. tax assets resulting from the tax losses.

Loss Per Share – Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share excludes, when applicable, the potential impact of unvested shares of restricted stock because their effect would be anti-dilutive due to our net loss. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same. The Company’s pro forma basic net income per common share amount for the six months ended June 30, 2019 has been computed based on the weighted-average number of shares of common stock outstanding as if the common shares issued as part of the exchange transaction were outstanding for that entire period.

Recently Adopted Accounting Standards

In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02 (“ASU 2016-02”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted ASU 2016-02 effective January 1, 2019 using the modified retrospective approach and elected the Comparatives Under 840 Option whereby the Company will continue to present prior period financial statements and disclosures under ASC 840. In addition, the Company elected the transition package of three practical expedients permitted within the standard, among other practical expedients which allowed the Company to carry forward prior conclusions about lease identification and classification.

Adoption of the new standard resulted in the balance sheet recognition of additional assets and lease liabilities of approximately $219,000; however, the adoption of the standard did not have a material impact on the Company’s beginning retained earnings, results from operations or cash flows. For additional information regarding the Company’s lease arrangements, see Note 8 in the notes to the condensed consolidated financial statements.

Note 3. Property and Equipment, Net

Property and equipment, net consist of the following:

	December 31, 2018	June 30, 2019 (Unaudited)
Vehicles	$119,324	$119,324
Computers and equipment	45,545	48,369
Furniture and fixtures	16,292	24,605
Total property and equipment	181,161	192,298
Accumulated depreciation	(90,542)	(102,689)
Total property and equipment, net	$90,619	$89,609

Depreciation expense for property and equipment was $11,595 and $12,147 for the six months ended June 30, 2018 and June 30, 2019, respectively, and $5,778 and $6,125 for the three months ended June 30, 2018 and 2019, respectively.

Note 4. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2018	June 30, 2019 (Unaudited)
Accounts payable	$817,814	$1,104,074
Deferred annual fee	299,291	831,664
Accrued expenses	179,322	468,783
Accrued commissions	1,489,246	331,577
Credit card liability	71,757	65,584
Other accrued liabilities	21,715	14,972
Accrued bonuses	143,900	7,800
Total accounts payable and accrued liabilities	$3,023,045	$2,824,454

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Debt

Loan Payable

The Company obtained a loan for an automobile used by the Chief Executive Officer. The term of the loan is from July 2016 through December 2022 with an annual interest rate of 1.74%. The components of the loan payable are as follows:

	December 31, 2018	June 30, 2019 (Unaudited)
Loan payable - Automobile loan	$68,988	$60,624
Less current portion	(16,800)	(16,947)
Loan payable, net of current portion	$52,188	$43,677

Note Payable

On April 14, 2017, Fathom Realty entered into a Loan Agreement with Quail Point Corp. (the “Lender”) whereby Fathom Realty borrowed $400,000 from the Lender. Interest is payable each month at 1.6675% (20% annually) and the note was due to mature on March 1, 2037 with the principal due at that time. The Loan Agreement allowed for principal payments at any time without pre-payment penalty.

On February 6, 2018, Fathom Realty entered into a new Loan Agreement (‘New Loan Agreement”) for $500,000 with the Lender. The new agreement extinguished the original loan and established a new loan. The fair value of the New Loan Agreement equaled the carrying value. Interest is payable each month at 1.6675% (20% annually) and the note matures on March 1, 2023 with the principal due at that time. The New Loan Agreement allows for principal payments at any time without pre-payment penalty.

Note 6. Stockholders’ Equity

Common Stock

During the six months ended June 30, 2019, the Company sold, in aggregate, 576,000 shares of common stock for $1.00 a share to third parties.

Note 7. Stock Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Awards

The Company’s 2017 Stock Plan (the “Plan”) provides for granting stock options and restricted stock awards to employees, directors, contractors and consultants of the Company. A total of 15,000,000 shares of common stock is authorized to be issued pursuant to the Plan.

On January 2, 2019, pursuant to the Plan, the Company granted 910,092 fully vested Restricted Stock Awards for common stock to certain employees and agents. During June 2019, pursuant to the Plan, the Company granted 633,217 fully vested Restricted Stock Awards for common stock to certain employees and agents. The Company recognized $1,543,309 in stock compensation expense for Restricted Stock Awards for the six months ended June 30, 2019 which is included in general and administrative expense. The fair value of the Company’s Restricted Stock Awards was determined to be $1.00 based on the Company’s recent sales of common stock to third parties.

On February 8, 2018, pursuant to the Plan, the Company granted 178,317 fully vested Restricted Stock Awards for common stock to certain employees and agents. The Company recognized $153,352 in related stock compensation expense for the six months ended June 30, 2018, which is included in general and administrative expense. The fair value of the Company’s Restricted Stock Awards was estimated to be $0.86 at February 8, 2018. In order to determine the fair value of the Company’s common stock, the Company considered, among other things, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2018	-	-
Granted	910,092	$1.00
Vested	(910,092)	$(1.00)
Forfeited	-	-
Nonvested at March 31, 2019	-	-
Granted	633,217	$1.00
Vested	(633,217)	$(1.00)
Forfeited	-	-
Nonvested at June 30, 2019	-	-

Stock Option Awards

On April 16, 2019, the Board granted stock option awards to the Independent Directors to acquire 130,000 shares of common stock with an exercise price of $1.00 per share. The exercise price of these stock option awards was established at the fair value of the Company’s common stock which was determined based on sales of common stock to third parties that occurred during the quarter ended June 30, 2019. The stock options will vest on the earlier of (a) one year from the date of grant and (b) the next (i.e. 2020) annual stockholder meeting, subject to the director’s continued service on the Board.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

During the quarter ended June 30, 2019 the Company recognized $11,815 of share-based compensation expense in general and administrative expense. The options were valued at the grant date fair value of $0.44 using a Black Scholes option pricing model. At June 30, 2019, the total unrecognized compensation related to unvested stock option awards granted was $45,685, which the Company expects to recognize over a period of approximately 0.75 years. The following significant assumptions were used in the option pricing model:

Annual dividend yield	-
Expected life (years)	5.5
Risk-free interest rate	2.43%
Expected volatility	45.0%

Note 8. Leases

Operating Leases

The Company has operating leases primarily consisting of office space with remaining lease terms of 1 to 7 years, subject to certain renewal options as applicable.

Leases with an initial term of twelve months or less are not recorded on the balance sheet, and the Company does not separate lease and non-lease components of contracts. There are no material residual guarantees associated with any of the Company’s leases, and there are no significant restrictions or covenants included in the Company’s lease agreements. Certain leases include variable payments related to common area maintenance and property taxes, which are billed by the landlord, as is customary with these types of charges for office space.

Our lease agreements generally do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liabilities. We used the incremental borrowing rate of 8% on December 31, 2018 for all leases that commenced prior to that date.

There was no sublease rental income for the six months ended June 30, 2019, the Company is not the lessor in any lease arrangement, and no related party transactions for lease arrangements have occurred.

Lease Costs

The table below presents certain information related to the lease costs for the Company’s operating leases for the six months ended June 30, 2019:

Components of total lease cost:	Six months ended June 30, 2019 (Unaudited)
Operating lease expense	$27,228
Short-term lease expense	14,595
Total lease cost	$41,823

Lease Position as of June 30, 2019

Right of use lease assets and lease liabilities for our operating leases were recorded in the condensed consolidated balance sheet as follows:

As of June 30, 2019 (Unaudited)
Assets
Other assets	$219,140
Total lease assets	$219,140

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019 (Unaudited)
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$80,104
Noncurrent liabilities:
Other long-term liabilities	139,974
Total lease liability	$220,078

Lease Terms and Discount Rate

The table below presents certain information related to the weighted average remaining lease term and the weighted average discount rate for the Company’s operating leases as of June 30, 2019:

Weighted average remaining lease term (in years) - operating leases	4.03
Weighted average discount rate - operating leases	8%

Cash Flows

The table below presents certain information related to the cash flows for the Company’s operating leases for the six months ended June 30, 2019:

Six months ended June 30, 2019 (Unaudited)
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows for operating leases	$939

Supplemental non-cash amounts of lease liabilities arising from obtaining right of use assets	$261,814

Undiscounted Cash Flows

Future lease payments included in the measurement of lease liabilities on the condensed consolidated balance sheet as of June 30, 2019, for the following five fiscal years and thereafter were as follows:

Year ending December 31,	Operating Leases
Remaining 2019	$47,679
2020	89,604
2021	33,275
2022	21,950
2023 and thereafter	67,425
Total Minimum Lease Payments	$259,933
Less effects of discounting	(39,855)
Present value of future minimum lease payments	$220,078

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Related Party Transactions

Due from affiliates

Fathom Realty has loaned monies to other entities controlled by shareholders/members of the Company.

Due from affiliates consists of the following:

	December 31, 2018	June 30, 2019 (Unaudited)
Hometown Heroes Holdings, LLC	$601,729	$386,408
On Target Transactions LLC	66,868	93,568
Total due from affiliates	$668,597	$479,976

Hometown Heroes Holdings, LLC (“Hometown Heroes Holdings”) is a real estate portal that generates real estate leads. Hometown Heroes Holdings is fully owned by Joshua Harley, Marco Fregenal and Glenn Sampson, who are officers (Harley and Fregenal), directors and shareholders of the Company.

On Target Transactions LLC (“On Target Transactions”) is a transaction management company for real estate agents. Messrs. Harley and Fregenal own a total of 60% of On Target Transactions.

Due to affiliates

Fathom Realty has outstanding monies due to related parties and other entities controlled by shareholders/members of the Company.

Due to affiliates consists of the following:

	December 31, 2018	June 30, 2019 (Unaudited)
Hometown Heroes Holdings, LLC	$10,064	$10,065
Total due to affiliates	$10,064	$10,065

Hometown Heroes Holdings is a real estate portal that generates real estate leads. Hometown Heroes Holdings is fully owned by three shareholders of the Company.

Note 10. Income Taxes

On December 22, 2017, HR1, also known as the Tax Cuts and Jobs Act, was signed into law. Among other items, HR1 reduced the federal corporate tax rate to 21% from the existing maximum rate of 35%, effective January 1, 2018. While the effective rate did not impact the current federal tax expense until 2018, effect of the change to 21% was recognized on deferred tax assets as of December 31, 2017.

As of June 30, 2019 and December 31, 2018, the Company had federal net operating loss carryforwards of $4,665,419 and $2,135,093 and state net operating loss carryforwards of $2,156,177 and $941,411, respectively. Losses will begin to expire, if not utilized, by 2032. Utilization of the net operating loss carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986 as amended, and similar provisions.

The Company applies the standards on uncertainty in income taxes contained in Accounting Standards Codification Topic 740, Accounting for Income Taxes. The adoption of this interpretation did not have any impact on the Company's consolidated financial statements, as the Company did not have any significant unrecognized tax benefits during the year ended December 31, 2018. Currently, the statute of limitations remains open subsequent to and including the year ended December 31, 2016.

FATHOM HOLDINGS INC.

FORMERLY KNOWN AS FATHOM REALTY HOLDINGS, LLC

NOTES TO CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Legal Proceedings

From time to time the Company is involved in litigation, claims, and other proceedings arising in the ordinary course of business. Such litigation and other proceedings may include, but are not limited to, actions relating to employment law and misclassification, intellectual property, commercial or contractual claims, brokerage or real estate disputes, or other consumer protection statutes, ordinary-course brokerage disputes like the failure to disclose property defects, commission disputes, and vicarious liability based upon conduct of individuals or entities outside of the Company’s control, including agents and third-party contractor agents. Litigation and other disputes are inherently unpredictable and subject to substantial uncertainties and unfavorable resolutions could occur. As of June 30, 2019, there was no litigation against the Company.

Note 12. Subsequent Events

On July 31, 2019 Hometown Heroes Holdings paid all monies due to Company, net of amounts due by the Company to Hometown Heroes.

Fathom Holdings Inc.

PRELIMINARY PROSPECTUS

UP TO                        SHARES OF COMMON STOCK

________________, 2019

Through and including                    , 2019, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee.

Expense	Amount Paid or to be Paid
SEC registration fee	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Miscellaneous expenses	$	*
Total	$	*

___________________

* To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents (not our real estate agents, but those acting as “agents” of the corporation as defined in the North Carolina General Statutes) under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, employee or agent (i) conducted himself or herself in good faith, (ii) reasonably believed (a) that any action taken in his or her official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his or her conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The amended and restated bylaws of the Company provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, employee or agent of the Company or at the request of the Company serve as a director, officer, employee or agent for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, the Company may indemnify its directors, officers, employees or agents in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director, officer, employee or agent who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director, officer, employee or agent was a party. Unless prohibited by the articles of incorporation, a director, officer, employee or agent also may make application and obtain court-ordered indemnification if the court determines that such director, officer, employee or agent is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company intends to purchase a directors’ and officers’ liability policy which will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article V of the Restated Articles of Incorporation of the Company limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of the Company or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the Company, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his or her service as a director, officer, employee, independent contractor, attorney, or consultant of the Company).

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since May 5, 2017 (date of inception) up to the date of this document, which were not registered under the Securities Act.

•	In October 2018, we issued and sold 1,685,000 shares of common stock for $1.00 per share to 38 investors in a private placement.
•	In November 2018, we issued and sold 25,000 shares of common stock for $1.00 per share to 1 investor in a private placement.
•	In March 2019, we issued and sold 576,000 shares of common stock for $1.00 per share to 19 investors in a private placement.

Each of the foregoing issuances was made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit No.	Description of Exhibit

3.1	Restated Articles of Incorporation of Fathom Holdings Inc.
3.2	Amended and Restated Bylaws of Fathom Holdings Inc.
4.1	Form of Common Stock Certificate.*
5.1	Opinion of Wyrick Robbins Yates & Ponton LLP.*
10.1	Fathom Ventures, Inc. 2017 Stock Plan.#
10.2	Fathom Ventures, Inc. 2017 Stock Plan Form of Restricted Stock Award Agreement. #
10.3	Fathom Holdings Inc. 2019 Omnibus Stock Incentive Plan.#
10.4	Contribution and Exchange Agreement, dated August 31, 2018, by and between Fathom Ventures, Inc. and IntelliAgent, LLC.
10.5	Contribution and Exchange Agreement, dated August 31, 2018, by and between Fathom Realty Holdings LLC and Fathom Realty Group Inc.

10.6	Contribution and Exchange Agreement, dated September 4, 2018, by and between Fathom Holdings Inc. and Fathom Realty Holdings LLC.
10.7	Form of Fathom Agent Agreement.#
10.8	Commercial Lease Agreement, dated October 12, 2015, by and between Powell Commonwealth Associates, LLC and Fathom Realty, LLC.
10.9	Commercial Lease Agreement, entered into on November 21, 2017, by and between King Commercial Properties, LLC and Fathom Realty, LLC.
10.10	Lease Agreement, dated October 1, 2015, by and between Henderson & Murphy LLC and Fathom Realty Holdings, LLC.
10.11	Customer Subscription Agreement, dated May 1, 2018, by and between InsideRE, LLC and Fathom Realty, LLC.
21.1	Fathom Holdings Inc. Subsidiaries
23.1	Consent of BDO USA, LLP.*
23.2	Consent of Wyrick Robbins Yates & Ponton LLP (included in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page).*

*	To be filed by amendment.
#	Management contract or compensatory agreement.

Item 17. Undertakings.

(a) The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cary, State of North Carolina, on          , 2019.

FATHOM HOLDINGS INC.

By:
Name:	Joshua Harley
Title:	Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Joshua Harley and Marco Fregenal, acting singly, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, Director (Principal Executive Officer)
Joshua Harley

President and Chief Financial Officer, Director (Principal Financial Officer and Principal Accounting Officer)
Marco Fregenal

Director
Chris Bennett

Director
Jeffrey H. Coats

Director
David C. Hood

Director
Glenn Sampson

Director
Jennifer B. Venable